As filed with the Securities and Exchange Commission on September 15, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ASAlliances Biofuels, LLC

to be converted as described herein to

a corporation to be named

ASALLIANCES BIOFUELS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2860	68-0609123
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2200 Ross Avenue, Suite 4900W Dallas, TX 75201 (214) 740-6800	George P. Schaefer Chief Financial Officer 2200 Ross Avenue, Suite 4900W Dallas, TX 75201 (214) 740-6800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglass M. Rayburn Baker Botts L.L.P. 2001 Ross Avenue Dallas, Texas 75201 (214) 953-6634	R. Joel Swanson Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1330	Joseph A. Hall Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4565

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1), (2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$300,000,000	$32,100

(1)	Includes shares of common stock subject to an over-allotment option granted to the underwriters.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2006

PRELIMINARY PROSPECTUS

             Shares

ASAlliances Biofuels, Inc.

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering              shares of our common stock and the selling stockholders identified in this prospectus are offering              shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders. We expect the public offering price to be between $             and $             per share.

We will apply to have our common stock approved for listing on The Nasdaq Global Market under the symbol “ASAB.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “ Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional              shares of our common stock from the selling stockholders at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $             and the total proceeds, before expenses, to the selling stockholders will be $            .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2006.

UBS Investment Bank		Lehman Brothers

Credit Suisse	Morgan Stanley	Friedman Billings Ramsey

                    , 2006

Industry and Market Data

In this prospectus, we rely on and refer to information regarding our industry from studies conducted by third parties, independent industry associations or general publications and other publicly available information, and in particular on information published by the Renewable Fuels Association, or RFA, the national trade association for the U.S. ethanol industry. Because the RFA is a trade organization for the ethanol industry, they may present information in a manner that is more favorable to that industry than would be presented by an independent source. We also rely on and refer to information regarding our industry from third-party information providers such as Muse Stancil. These organizations are not affiliated with us and have not consented to being named in this prospectus. In addition, in many cases we have made statements in this prospectus regarding our industry and our position in the industry based on our experience in the industry and our own evaluation of market conditions.

Financial Statements

We were formed on December 21, 2004. To date, all of our activity has been focused on the acquisition of real property for our first three planned facility sites, commencing construction at these sites, arranging for approximately $440 million in financing, and entering into certain construction and future operating agreements and other development activities related to our second three planned facilities. As a result of our recent formation and limited activity, we have limited operating history upon which you can base an evaluation of our current business and our future earnings prospects. This prospectus includes audited financial statements only as of December 31, 2005 and unaudited financial information as of and for the six-month period ended June 30, 2006. As a result, and given our recent date of formation, we have not provided in this prospectus three years of audited financial statements that normally would be included in a prospectus forming part of an SEC registration statement.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that is important to you or that you should consider before investing in our common stock. You should read carefully the entire prospectus, including the risk factors, financial data and financial statements included herein, before making a decision about whether to invest in our common stock. Prior to the completion of this offering, we will convert our company from a Delaware limited liability company to a Delaware corporation, which we refer to as the “Conversion,” as described under the caption “The Conversion” below. Unless the context requires otherwise or we specifically indicate otherwise, the information in this prospectus assumes that the Conversion and related transactions have occurred and that the underwriters do not exercise their over-allotment option. References to “ASAlliances Biofuels,” “our company,” “the Company,” “we,” “our,” “ours” and “us” refer to ASAlliances Biofuels, Inc. and its subsidiaries after giving effect to the Conversion. References to “Corn Belt” refer to a geographic area in the Midwest of the United States, including Illinois, Indiana, Iowa, Minnesota, Missouri, Nebraska, Ohio and South Dakota, where a large majority of domestic corn production is located. References to “Cargill” refer to Cargill, Incorporated and/or its subsidiaries as the context requires, including Cargill Commodity Services, Inc. and Cargill Biofuels Investments, LLC.

Our Company

We are a development-stage ethanol company pursuing large-scale production and nationwide distribution of ethanol supported by low-cost production, secure corn supply and sophisticated logistics and risk management capabilities. We are currently constructing three modern fuel ethanol plants that will each have the nameplate capacity to produce at least 100 million gallons per year, or Mgpy, of denatured ethanol by November 2007. In addition, we are developing three more 100 Mgpy facilities to be financed in part with proceeds from this offering, bringing our combined expected production capacity to at least 600 Mgpy in the third quarter of 2008.

The first three plants we are constructing are strategically located on the western and eastern edges of the Corn Belt of the United States in Linden, Indiana, Albion, Nebraska, and Bloomingburg, Ohio. The plants are among the closest large-scale facilities to the large, high-demand East Coast and West Coast ethanol markets and are adjacent to grain sites owned and operated by Cargill. We have entered into long-term agreements with Cargill with respect to our first three facilities, pursuant to which Cargill has agreed (1) to supply all of our plants’ corn and natural gas requirements; (2) to purchase, market and distribute all of our ethanol and distillers grains and (3) to provide us with corn and natural gas risk management services. The first three facilities are being constructed by Fagen, Inc., a leading builder of ethanol plants in the U.S., under a design-build contract utilizing a design and process licensed from ICM, Inc. We have obtained permits to produce up to 123 Mgpy of ethanol at each of these facilities and expect ethanol production to begin at the Linden and Albion plants in mid-2007 and at the Bloomingburg plant in late 2007.

We are developing three additional sites, each with the nameplate capacity to produce at least 100 Mgpy of denatured ethanol located on the eastern edge of the Corn Belt in Mt. Vernon and Tipton, Indiana, and McLeansboro, Illinois. We anticipate that these plants will serve the large, high-demand ethanol markets along the East Coast and the Gulf Coast ethanol markets. We expect to begin construction of an ethanol production plant on each of these three sites in late 2006 or early 2007, also located adjacent to grain sites owned or supplied by Cargill. We are currently negotiating arrangements with Cargill with respect to these three planned facilities and we anticipate these agreements will be similar to the agreements we have in place with respect to our first three facilities described above. We have acquired options to purchase each of the sites and are in the process of obtaining the necessary construction and environmental permits and performing preliminary site work. We are in negotiations with a leading engineering and construction company for the engineering, procurement and construction, or EPC, contracts for these plants.

The following table provides an overview as of June 30, 2006 of our planned ethanol plants:

	Linden, Indiana Facility	Albion, Nebraska Facility	Bloomingburg,(1) Ohio Facility	Mt. Vernon, Indiana Facility	Tipton, Indiana Facility	McLeansboro, Illinois Facility
Nameplate Ethanol Capacity	100 Mgpy	100 Mgpy	100 Mgpy	100 Mgpy	100 Mgpy	100 Mgpy
Available Corn Storage (approximate days of production)	35 days	25 days	35 days	45 days	45 days	30 days
Available Transportation	CSX and BNSF	Union Pacific	CSX	CSX and barge	NS	CSX, UP and BNSF and rail to barge
Target Markets	East Coast	West Coast	East Coast	East Coast and Gulf Coast	East Coast and Gulf Coast	East Coast and Gulf Coast
Site Acquired	Yes	Yes	Yes	Option executed	Option executed	Option executed
Construction Contract	Executed	Executed	Executed	In negotiation	In negotiation	In negotiation
Site Preparation Start Date	November 2005	November 2005	May 2006	Fourth Quarter 2006	First Quarter 2007	First Quarter 2007
Cargill Agreements	Executed	Executed	Executed	In negotiation	In negotiation	In negotiation
Estimated Completion Date	June 2007	August 2007	November 2007	Second Quarter 2008	Second Quarter 2008	Third Quarter 2008

(1)	Commencement of construction activities at our Bloomingburg facility occurred later than the Linden and Albion facilities due to the length of the permitting process in Ohio.

Our Industry and Recent Trends

Ethanol is marketed across the U.S. as a gasoline blend component that serves as an octane enhancer, a clean air additive and a renewable fuel resource. It is used by refiners to meet clean air standards and to improve refinery performance by increasing octane levels and extending fuel supplies. A small but growing amount of ethanol is used as E85, a fuel blend comprised of up to 85% ethanol. As of January 1, 2006, ethanol accounted for approximately 3% of the U.S. gasoline supply. Use of ethanol is expected to continue to grow as a result of the following factors:

•	Source of octane to replace MTBE. In recent years, as a result of health and environmental concerns, 25 states have banned or significantly limited the use of the octane-enhancer methyl tertiary-butyl ether, or MTBE. The need for additional octane and clean blend components has created additional demand for ethanol as refiners use ethanol in place of MTBE.

•	Shortage of domestic petroleum refining capacity. According to the Energy Information Administration, or EIA, while domestic petroleum refining capacity has decreased approximately 5% from 1980 to 2005, domestic demand has increased 21% over the same period. The EIA expects growth in petroleum refining capacity to average 1.3% per year until 2025, with demand for refined petroleum products growing at 1.5% per year over the same period. Refiners are typically able to produce suboctane fuel, or fuel that does not meet minimum octane standards needed to be finished gasoline, at a lower cost and in greater quantities than finished gasoline. Adding ethanol increases octane and benefits the refiner by expanding the volume of the gasoline it is able to sell.

•	Favorable production economics relative to gasoline. We believe that the cost of producing a gallon of ethanol currently is lower than the cost incurred by refiners to produce a gallon of gasoline. We believe this will enable ethanol to grow not only as a strategic blend component, but also as an alternative to gasoline in the form of E85, a blended motor fuel containing 85% ethanol and 15% gasoline.

•

Strong legislative and government policy support. The Energy Policy Act of 2005, or the Energy Policy Act, mandates a baseline use of renewable fuels, such as ethanol, by petroleum producers commencing at

4.0 billion gallons per year, or Bgpy, in 2006 and increasing to 7.5 Bgpy by 2012. In addition, in January 2006, President Bush announced, in his State of the Union address, support for the use of ethanol in motor vehicles as a clean, renewable fuel to replace foreign crude oil and diversify the U.S. fuel supply.

Our Strengths

We believe that our competitive strengths include:

•	Strategically located facilities. Our facilities will be located on the outer edges of the Corn Belt. As a result, we believe that our planned facility sites will provide us with transportation cost savings and logistical advantages as compared to other ethanol producers while still maintaining access to abundant corn supply and end-user markets for distiller grains. Our facilities’ locations will allow us to pursue a nationwide distribution strategy that will provide us with better geographic diversification than most other ethanol producers. Our facilities will have access to main-line railroads and other modes of transport, allowing us to distribute our ethanol to end-user markets more efficiently than other ethanol producers with more limited transportation infrastructure. We also believe that, because our facilities will be located adjacent to large-scale grain facilities owned or supplied by Cargill, we will have access to a reliable supply of low-cost corn and existing infrastructure, including feedstock storage and existing rail lines.

•	Large-scale production capabilities. We are planning to construct and operate six 100 Mgpy facilities by the end of the third quarter of 2008, with potential additional large-scale developments beyond 2008. Each of our facilities will have scale and infrastructure that we believe will enable us to take advantage of unit train shipments, large-scale corn storage and reduced labor costs.

•	Long-term agreements with Cargill that provide significant economic and strategic benefits. Cargill is one of the world’s largest agriculture companies, one of the largest buyers of corn in the United States and one of the largest users of rail and other logistic services. Cargill has agreed to supply each of our first three facilities with 100% of our corn requirements pursuant to 20-year supply agreements and has also agreed to purchase, market and distribute, in close consultation with us, 100% of our ethanol and distillers grains production pursuant to 10-year marketing agreements. We are currently negotiating similar arrangements with Cargill with respect to our next three planned facilities. We believe our relationship with Cargill provides us with access to a reliable supply of corn; differentiated transportation and logistics infrastructure; opportunities to leverage existing infrastructure to reduce our capital costs and working capital needs; flexibility in marketing of our product; and experience in commodity risk management. In addition, we believe our relationship with Cargill positions us well with large end-users of ethanol due to the reliability and creditworthiness of Cargill compared to other ethanol producers that market ethanol directly or through other marketing channels.

•	Modern technology. Our six planned facilities will use modern production technology, which we believe will result in lower capital costs, lower operating costs, including lower energy consumption, and more efficient conversion of corn to ethanol than older facilities that use less efficient technologies. We have retained Fagen to design and build our first three facilities using modern technology licensed from ICM. We believe that Fagen is one of the leading construction and design teams for ethanol facilities with production capacity of 100 Mgpy or greater. We are presently negotiating with another leading contractor with respect to EPC contracts for our second three planned facilities.

•

Experienced management team. Our senior management team has over 100 aggregate years of experience in the agricultural, energy and ethanol related industries. Our management team has a successful track record of supervising engineering, start-up and operations of facilities in the industry and other related industries. In addition, certain members of our senior management team have extensive experience in debt and equity capital market transactions, as well as cash management and risk management activities. We believe that our management team’s experience and track record are important assets that will assist us in implementing our business strategies.

Our Strategies

Our objective is to become a market leader in the ethanol industry. Key elements of this strategy include the following:

•	Add production capacity to meet growing demand for ethanol. We intend to capitalize on the rapidly growing market for ethanol by significantly expanding our production capacity over the next several years, both through the construction of our currently planned six facilities, which we expect will provide us with at least 600 Mgpy of production capacity, as well as through additional construction or acquisition opportunities. In pursuing our expansion strategy, we intend to continue to leverage our existing relationships with Cargill, Fagen and other leading service providers by building additional large-scale plants near abundant corn supply in locations with access to mainline rail lines and/or major waterways. We may also, subject to further agreement with Cargill and ICM, grow our production capacity through the expansion of one or more of our currently planned facilities. We will continue to focus on diversifying our geographical presence to expand our access to different end-user markets.

•	Pursue cost efficient operations. We intend to capitalize on our strategic location advantages, outsourcing of supply chain management and scale advantages to pursue further operating cost efficiencies. In addition, we plan to continuously evaluate capital improvements made available by technological developments in the industry to reduce our production costs and increase our production yields. Subject to further agreement with ICM, we also intend to pursue selective optimization initiatives, where appropriate, to allow us to increase our production volumes above our nameplate capacity without significant capital investments. We will continuously explore employing energy source alternatives to natural gas to reduce our energy costs.

•	Focus on reducing risks. We have designed our business model by focusing on a geographically diverse portfolio of facilities and sharing a significant portion of our inventory and marketing risks with Cargill. We will continue to explore and employ alternative risk management strategies through such actions as working with Cargill to purchase futures and/or forward contracts for our corn and natural gas and to sell futures and/or forward contracts for ethanol and distillers grains. We may also mitigate our ethanol price risk by working with Cargill to sell our production forward under fixed price and/or indexed contracts, or by locking in a portion of our gross margin by entering into long-term, fixed-price or indexed off-take contracts with large-scale end users.

•	Pursue acquisition opportunities. We believe that opportunities for expansion of our business through industry acquisitions will arise as the ethanol industry matures. We have evaluated, and will continue to evaluate, opportunities to acquire additional ethanol production and potential sites that are under development that increase our economies of scale and/or broaden our geographic footprint.

•	Explore new technologies. We will continually evaluate new technologies to lower our costs and to improve our plant efficiencies. For example, we are evaluating the costs and feasibility of employing corn fractionation technology at our planned facilities to diversify our sources of revenue and reduce our plants’ energy requirements. We are monitoring the technological advancements in the area of cellulosic ethanol and, with respect to any future plants we develop or acquire, will continue to evaluate the costs and feasibility of producing ethanol from lower-cost cellulosic plant biomass, and potentially evaluating the modification of our technology at existing or new facilities to use other alternative feedstocks for the production of ethanol.

Risks Related to Our Business and Our Strategy

Prospective investors should carefully consider the matters described under “Risk Factors,” including that we are a development-stage company and have no operating history with which you can evaluate our business and prospects; we are dependent on our agreements with Cargill and Fagen as well as other contracts we expect to enter into in the general course of business; we may not be able to implement our development or expansion strategy; there are risks associated with the construction of our planned ethanol plants; corn, natural gas, ethanol and unleaded gasoline prices are volatile; we have incurred losses since our inception and expect to incur losses until we commence operations; we are dependent on a limited number of facilities; we may not be able to compete effectively in our industry; and the ethanol industry is dependent upon a number of federal and state laws. One or more of these matters could negatively impact our business and our ability to successfully implement our business strategy.

The Conversion

We were formed on December 21, 2004 as a Delaware limited liability company. Prior to the completion of this offering, we will convert to a Delaware corporation and change our name to ASAlliances Biofuels, Inc. ASAlliances Biofuels, LLC has three outstanding classes of membership interests - Class A, Class B and Class C units. These units generally differ with respect to their relative priority to distributions and other rights. In the Conversion, the Class A units will be converted into a total of              shares of common stock and promissory notes in the aggregate principal amount of $            , the Class B units will be converted into a total of              shares of common stock and promissory notes in the aggregate principal amount of $             and the Class C units will be converted into a total of              shares of common stock. Upon completion of the Conversion and this offering, we will have outstanding              shares of common stock,         % of which will be owned by ACSAB, LLC.

For additional information about the Conversion, please read “Certain Relationships and Related Party Transactions—Conversion.”

Principal Executive Offices

Our principal executive offices are located at 2200 Ross Avenue, Suite 4900W, Dallas, Texas 75201, and our telephone number is (214) 740-6800. Our corporate website address will be www.asabiofuels.com. The information contained in or accessible from our corporate website is not part of this prospectus.

THE OFFERING

Common stock we are offering	shares

Common stock being offered by the selling stockholders	shares

Total shares of common stock being offered	shares

Common stock to be outstanding immediately after this offering	shares

Use of proceeds

We estimate that the net proceeds to us from this offering after expenses will be approximately $             million, assuming an initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering to: (1) finance a portion of the construction costs of our planned ethanol plants to be built in Mt. Vernon, Indiana, Tipton, Indiana and McLeansboro, Illinois; (2) to redeem our outstanding subordinated indebtedness; (3) to make payments to certain of our current stockholders in connection with the termination of agreements relating to the payment of annual management fees and development fees; (4) to repay outstanding indebtedness related to a bridge loan provided by certain of our current stockholders and their affiliates; (5) to repay the indebtedness issued to certain holders of our Class A and Class B units in the Conversion and (6) for other general corporate purposes. See “Use of Proceeds.”

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Proposed Nasdaq Global Market symbol	ASAB

The number of shares of our common stock to be outstanding after this offering excludes              shares of common stock reserved for issuance under our 2006 long-term incentive plan. Effective upon and subject to the completion of this offering, we plan to grant to employees options to purchase an aggregate of              shares of our common stock with an exercise price equal to the public offering price per share indicated on the cover of this prospectus and              shares of restricted stock. The number of shares of common stock to be outstanding after the offering set forth in this prospectus does not take the option awards into account.

SUMMARY CONSOLIDATED FINANCIAL DATA

We have derived the following consolidated financial information as of and for the year ended December 31, 2005 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated financial information as of and for the six-month period ended June 30, 2006 from our unaudited consolidated financial statements included elsewhere in this prospectus. The consolidated financial information as of and for the six-month period ended June 30, 2006 includes, in management’s opinion, all adjustments necessary for the fair presentation of our financial position as of such dates and our results of operations for such periods and is not necessarily indicative of the results of operations that may be achieved for an entire year. The pro forma balance sheet amounts give effect to the purchase of equity interests in us by our current equity holders prior to the completion of this offering as described in “Capitalization” and the Conversion. The pro forma as adjusted balance sheet amounts give further effect to this offering and the use of the net proceeds as described under “Use of Proceeds.”

You should read the following information in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31, 2005	Six months ended June 30, 2006
	(in thousands)
Income Statement Data:
Selling, general and administrative expenses	$601	$6,386

Loss from operations	(601)	(6,386)
Other income (expense):
Interest expense	—	(1,177)
Interest income	—	192
Unrealized gain on interest rate swap	—	471

Net Loss	$(601)	$(6,900)

Cash Flow Data:
Net cash provided by (used in):
Operating activities	—	$(5,066)
Investing activities	—	(58,332)
Financing activities	—	64,206

	As of June 30, 2006
	Actual	Pro Forma	Pro Forma Adjusted
	(dollars in thousands)
Balance Sheet Data:
Total current assets	$6,615
Property, plant and equipment	88,397
Deferred offering and financing costs	376
Debt issuance costs, net	14,354
Total assets	114,964
Total current liabilities	36,025
Subordinated notes	2,657
Total members’ equity/stockholders’ equity	76,282
Total liabilities and members’ equity/stockholders’ equity	114,964

RISK FACTORS

Investing in our common stock involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occurs, our business, results of operations or financial condition will likely suffer. As a result, the trading price of our common stock may decline, and you might lose part or all of your investment.

Risks Related to Our Business

We are a development-stage company and have no operating history with which you can evaluate our business and prospects.

We are a development-stage company and have no operating history and no current operations or source of revenue. Since we do not have an operating history, you will have no basis upon which to evaluate our business or prospects. We were formed in December 2004 and have recently begun construction of three ethanol plants, two of which we expect will not be completed until mid-2007, at the earliest, and one of which will not be completed until late-2007 at the earliest. In addition, we have begun preliminary development of three additional plants, the last of which we expect will be completed, at the earliest, in the third quarter of 2008. We will not generate any revenues until we commence operations at our first ethanol plant. We may never complete construction of or commence operations at these or any other ethanol plants, or if we do complete our plants, they may not be successful or generate revenues that are capable of supporting our operations.

Since we have not yet begun to produce and sell ethanol, we cannot predict the extent to which our operations may have adverse price impacts in the markets for our primary raw materials (corn and natural gas) and our primary products (ethanol and distillers grains). For example, our operations at any given facility may cause the local market price of corn to rise beyond what we anticipate, and may cause the local market price of ethanol to fall below what we anticipate.

In addition, this prospectus includes audited financial statements only as of and for the twelve-month period ended December 31, 2005 and unaudited financial information as of and for the six-month period ended June 30, 2006. As a result, and given our recent date of formation, we have not provided in this prospectus three years of audited financial statements that normally would be included in a prospectus forming part of an SEC registration statement. Accordingly, you have limited financial information upon which to make your decision whether to invest in our common stock.

Various risks associated with the construction and location of our planned ethanol plants may adversely affect our ability to commence operations and our sales and profitability.

Currently, we are building three ethanol plants, which we expect to have the capacity to produce at least 100 Mgpy of denatured ethanol each. In addition, we have identified three additional sites at which we expect to begin construction of three 100 Mgpy fuel grade ethanol plants later in 2006 or early in 2007. These projects may not be completed on schedule or at the budgeted costs, or at all. In addition, we may be unable to enter into satisfactory agreements with suitable construction and design firms for the construction and design of our planned Mt. Vernon, Tipton and McLeansboro facilities, and we may be unable to secure all of the necessary construction financing for these facilities on commercially acceptable terms or at all, which could require us to delay or cancel our plans to construct one or more of these three facilities.

Delays in the construction of our planned ethanol plants or defects in materials and/or workmanship may occur. Any defects could delay the commencement of operations of the facilities, or, if such defects are discovered after operations have commenced, could halt or discontinue operation of a particular facility indefinitely. Construction projects often involve delays in obtaining, or the inability to obtain, permits or zoning approvals (either due to governmental delays, objections or appeals by the public or otherwise). In addition, construction projects also encounter delays due to weather conditions, fire, delays in the provision of materials or labor or other events. Changes in interest rates or the credit environment or changes in political administrations at the federal, state or local levels that result in policy changes towards ethanol or our projects in particular could cause construction and operation delays. Any of these events may adversely affect our ability to initiate commercial operations or conduct our business.

We may encounter hazardous conditions at or near each of our planned facility sites, that may delay or prevent construction of a particular facility. If we encounter a hazardous condition at or near a site, work may be suspended and we may be required to correct the condition prior to continuing construction. The presence of a hazardous condition would likely delay construction of a particular facility and may require significant expenditure of resources to correct the condition. For example, Fagen, the company we have selected to construct our first three planned ethanol facilities, may be entitled to an increase in its fees and afforded additional time for performance if it has been adversely affected by the hazardous condition. If we encounter any hazardous condition during construction, our operations and profitability may be adversely affected.

We have based our estimated capital resource needs on the designs for our planned ethanol plants. The estimated cost of the facilities is based on preliminary discussions and estimates, but the final construction cost of the facility may be significantly higher. As a result, the financing we have arranged to fully fund our first three facilities may not be sufficient and we may not be able to arrange for additional financing on favorable terms. Any significant increase in the final construction cost of the facilities will adversely affect our profitability, liquidity and available capital resources.

We have selected sites for our facilities that we believe have advantageous locations with respect to both the availability and pricing of corn supplies and access to high-demand markets for our products. Regional changes in either the availability and pricing of corn supplies or demand for our products as well as fluctuations in transportation costs may have an adverse effect on our business or results of operations. In addition, while we anticipate that we will complete all six facilities at the locations described herein, circumstances could arise, such as competitors constructing adjacent facilities, that may require us to identify other suitable locations for one or more of our Mt. Vernon, Tipton and McLeansboro facilities.

We are subject to numerous risks due to our relationship with Cargill.

We will derive all of our revenues and receive all of our supplies of corn feedstock and natural gas pursuant to our agreements with Cargill. If Cargill fails to satisfy its payment or other obligations under these agreements, our business and results of operations will be materially adversely affected.

We have entered into the following agreements with Cargill for each of our Linden, Albion and Bloomingburg plants:

•	a master agreement, providing certain general terms and conditions that apply to our relationship with Cargill;

•	a non-competition agreement, under which Cargill and we have agreed, subject to certain exceptions, not to own any ethanol facilities within a 50 mile radius of each of the Linden, Albion and Bloomingburg facilities so long as the principal agreements with respect to such facility are in effect;

•	a 20-year corn supply agreement pursuant to which Cargill will be our exclusive supplier of our plants’ corn feedstock requirements;

•	a 10-year contract for the sale and purchase of natural gas pursuant to which Cargill will be our exclusive supplier of our requirements for natural gas;

•	a 10-year ethanol marketing agreement pursuant to which Cargill will purchase, market and distribute all of our ethanol output;

•	a 10-year distillers grains marketing agreement pursuant to which Cargill will purchase, market and distribute all of our distillers grains output; and

•	10-year advisory agreements with respect to managing the risk of corn and natural gas prices and supplies.

We are currently negotiating similar arrangements with Cargill with respect to our planned Mt. Vernon, Tipton and McLeansboro facilities.

Accordingly, we are dependent on Cargill for all of our corn feedstock requirements, all of our supplies of natural gas and all of our revenues associated with sales of ethanol and distillers grains marketing services. If Cargill were unable to perform or default on any of these agreements, it would have a significant negative impact on our business and we would be unable to continue our operations until alternative arrangements were made. If we were required to make alternative arrangements for the purchase of corn feedstock or natural gas or for the marketing of ethanol and distillers grains, we may not be able to make such arrangements or if we are able to make such arrangements, they may not be on terms as favorable as our agreements with Cargill. In addition, we have agreed with Cargill that if we determine to use alternative feedstocks (other than corn) to produce ethanol, Cargill will either have the right provide such feedstocks or our current agreements with Cargill will be amended to account for the reduction in corn supplied by Cargill as a result of our use of the alternative feedstocks. Any amendments to the Cargill agreements as a result of our use of alternative feedstocks (whether provided by Cargill, or otherwise) could result in terms less favorable to us. As part of our business model we rely on Cargill’s experience and expertise in purchasing corn feedstock and natural gas and on marketing ethanol and distillers grains, and if they discontinue providing these services then we may not be able to duplicate its experience and expertise either internally or through another third-party provider. In addition, since all of our accounts receivable will be attributable to Cargill, if Cargill were to default on payments to us, we would experience a material loss. Accordingly, any default or nonperformance by Cargill of its contractual obligations to us could adversely affect our business and results of operations.

In addition, any factor or event adversely affecting Cargill’s business, creditworthiness or its ability to perform under these contracts could also adversely affect us. If Cargill is in default under its debt arrangements, we may be deemed to be in default under our credit facility. Cargill is a private company and there is limited public disclosure about Cargill’s operations or financial condition. Accordingly, our investors will have limited ongoing information about Cargill.

In certain circumstances, typically where we are in continuing default under any of our principal agreements with Cargill with respect to a facility and such default has not been cured within applicable cure periods, Cargill may be able to terminate all of our agreements with it relating to that facility. Additionally, Cargill may terminate all agreements with respect to our Linden, Albion or Bloomingburg facilities if each such facility is not substantially completed by November 15, 2008. See “Business—Our Relationship with Cargill.” for a discussion of our agreements with Cargill. If Cargill terminates any or all of these agreements, we would have difficulty replacing these services on comparable terms and it could adversely affect our financial condition and results of operations.

While we are negotiating with Cargill with respect to corn and natural gas supply and ethanol and distillers grains marketing arrangements with respect to our planned Mt. Vernon, Tipton and McLeansboro facilities, there are no assurances that we will be able to enter into such agreements or that any agreements that we do enter into with Cargill will be on the same terms as the agreements we currently have in place with respect to our Linden, Albion and Bloomingburg facilities. Cargill does not own or operate the grain facility at McLeansboro, Illinois, instead, Cargill has certain grain throughput rights with Wheeler Creek Grain, LLC. We may not be able to negotiate successfully with Cargill and Wheeler Creek Grain, LLC for arrangements to provide all of our corn at our McLeansboro facility.

We may have conflicts of interests with Cargill, and Cargill may favor its own interests over ours.

Conflicts of interests may arise between Cargill and us. As a result of these conflicts, Cargill may favor its own interests and the interests of its affiliates or others over our interests. These conflicts include, among others, the following:

•	Cargill is otherwise engaged in the ethanol and distillers grains business and we may compete with them;

•	our contracts with Cargill do not require Cargill to offer us the most favorable contractual terms that it grants to other third parties, so Cargill may supply corn and natural gas to third parties or purchase or market third parties’ ethanol and distillers grains on more favorable terms than our agreements with Cargill;

•	while we have agreed with Cargill that we have the right to give Cargill input on its marketing strategies, including prices, markets and potential customers, our contracts with Cargill for our first three plants give Cargill the final determination on all aspects of the marketing of our products;

•	Cargill has absolute discretion to manage all logistics and related operations in connection with the origination, handling, storage and delivery of corn; and

•	we have contractually agreed to waive claims that we may have against Cargill for failing to maximize economic benefits to us.

Accordingly, decisions made by Cargill may not be aligned with our interests and may adversely affect our financial condition and results of operations.

Cargill may compete with us.

Cargill and its affiliates may compete with us. Pursuant to our non-competition agreements with Cargill, Cargill has agreed not to own ethanol facilities within a 50 mile radius of our Linden, Albion and Bloomingburg facilities subject to certain exceptions. See “Business—Our Relationship with Cargill—Non-Competition Agreement.” In addition, we anticipate that we will enter into similar non-competition agreements with Cargill with respect to our planned Mt. Vernon, Tipton and McLeansboro facilities. Outside of the prohibition contained in these non-competition agreements, Cargill may engage in competition in both the ethanol and distillers grains markets. Cargill currently produces 135 Mgpy of ethanol at two wet mill facilities and it may acquire or construct additional facilities which produce ethanol or engage in other activities in the ethanol business in the future. Cargill has significantly greater resources and experience than we have, which factors make it more difficult for us to compete with Cargill with respect to commercial activities as well as acquisition candidates. As a result, competition from Cargill could adversely affect our business and results of operations.

Cargill may terminate its goods and services agreements with us in the event that certain parties acquire 30% or more of our common stock or if a representative of any of these parties serves as an officer or a director of us or certain of our affiliates.

Cargill has the right to terminate any or all of our goods and services agreements with Cargill for any or all of our facilities if a “prohibited party” or its affiliates acquires 30% or more of our common stock or if a representative of a “prohibited party” or its affiliates serves as an officer or a director of us or certain of our affiliates. Cargill has designated five prohibited parties, each of which is currently engaged primarily in the agricultural commodities business, and it has the right to annually update this list of prohibited parties, subject to our reasonable approval, so long as the list does not exceed five entities and the affiliates of such entities. If Cargill were to terminate any of our goods and services agreements, it would have a significant negative impact on our business and we would be unable to continue our operations at each affected facility until alternative arrangements were made. If we were required to make alternative arrangements, we may not be able to make such arrangements or, if we are able to make such arrangements, they may not be on terms as favorable as our agreements with Cargill. In addition, if Cargill terminates one or more of the goods and services agreements for a facility under this provision, then the non-competition agreement with respect to such facility will also terminate.

We depend on our agreements with Fagen and ICM for the construction and design of our first three ethanol plants, and any delay or non-performance of their obligations could adversely affect our business and results of operations.

We are highly dependent upon Fagen and ICM to complete the construction and design of our ethanol plants in Linden, Indiana, Albion, Nebraska and Bloomingburg, Ohio. We have entered into agreements with Fagen and

ICM for the construction and design of these facilities. Any delay, default or non-performance by Fagen or ICM of their obligations could adversely affect our business and results of operations. We will be similarly dependent on our contractors for the completion of our planned Mt. Vernon, Tipton and McLeansboro facilities.

Our results of operations, financial position and business outlook will be highly dependent on commodity prices, which are subject to significant volatility and uncertainty, and the availability of supplies, so our results could fluctuate substantially.

Our results of operations will be substantially dependent on commodity prices, especially prices for corn, natural gas, ethanol, unleaded gasoline and distillers grains. As a result of the volatility of the prices for these commodities, as well as volatility in the prices of distillers grains, our results may fluctuate substantially and we may experience periods of declining prices for our products and increasing costs for our raw materials, which could result in operating losses. Although we anticipate that we will work with Cargill to attempt to offset a portion of the effects of fluctuations in prices by entering into forward contracts to supply ethanol and distillers grains or to purchase corn, natural gas or other items or by engaging in transactions involving exchange-traded futures contracts, the amount and duration of these hedging and other risk mitigation activities may vary substantially over time and these activities also involve substantial risks. See “—We intend to engage in hedging transactions and other risk mitigation strategies that could harm our results.”

Our business will be highly sensitive to corn prices and we generally cannot pass on increases in corn prices to purchasers of ethanol.

Corn will be the principal raw material we will use to produce ethanol and ethanol by-products, including dry and wet distillers grains. As a result, changes in the price of corn are expected to significantly affect our business. In general, rising corn prices will produce lower profit margins. Because ethanol competes with non-corn-based fuels, we generally are unable to pass along increased corn costs to purchasers of ethanol or distillers grains. At certain levels, corn prices may make ethanol uneconomical to use in fuel markets. Over the ten-year period from July 1, 1996 through June 30, 2006, corn prices (based on the CBOT daily futures data) have ranged from a low of $1.75 per bushel in 2000 to a high of $5.48 per bushel in 1996, with prices averaging $2.34 per bushel during this period.

The price of corn is influenced by weather conditions and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The significance and relative effect of these factors on the price of corn is difficult to predict. Any event that tends to negatively affect the supply of corn, such as adverse weather or crop disease, could increase corn prices and potentially harm our business. Increased demand for corn, including increased demand from new ethanol plants built by us and by other producers, may also increase corn prices and potentially harm our business. In addition, we may also have difficulty, from time to time, in physically sourcing corn on economical terms due to supply shortages. Such a shortage could require us to suspend operations until corn is available on economical terms, which would have a material adverse effect on our business, results of operations and financial position.

The spread between ethanol and corn prices can vary significantly and may decrease, which could adversely affect our results of operations and financial position.

Our gross margin will depend principally on the spread between ethanol and corn prices. The selling prices we will realize for our ethanol are largely determined by the market supply and demand for ethanol, which, in turn, is influenced by industry factors over which we have no control. Ethanol prices are extremely volatile. During the five-year period from July 1, 2001 to June 30, 2006, ethanol prices (based on average U.S. ethanol rack prices from Bloomberg, L.P., or Bloomberg) have ranged from a low of $0.94 per gallon in 2002 to a high of $3.82 per gallon in 2006, averaging $1.60 per gallon during this period. In recent periods, the spread between ethanol and corn prices has been at high levels, driven in large part by high oil prices and low corn prices. Historically, however, this spread fluctuated widely and fluctuations are likely to continue to occur. Any reduction in the spread between ethanol and corn prices, whether as a result of an increase in corn prices or a reduction in ethanol prices, would adversely affect our results of operations and financial position.

The market for natural gas is subject to market conditions that create uncertainty in the price and availability of the natural gas that we will use in our manufacturing process, which could adversely affect our results of operations and financial position.

We will consume natural gas in our production of ethanol. The prices for and availability of natural gas are subject to volatile market conditions. These market conditions often are affected by factors beyond our control such as:

•	the impact of weather on the demand for oil and natural gas;

•	the level of domestic oil and natural gas production;

•	the availability of imported oil and natural gas;

•	actions taken by foreign oil and gas producing nations;

•	the availability of local, intrastate and interstate transportation systems;

•	the availability and marketing of competitive fuels;

•	the impact of energy conservation efforts; and

•	the extent of governmental regulation and taxation.

Significant disruptions in the supply of natural gas could impair our ability to manufacture ethanol for our customers. Furthermore, increases in natural gas prices or changes in our natural gas costs relative to natural gas costs paid by competitors may adversely affect our results of operations and financial position. The price fluctuations in natural gas prices over the six-year period from July 1, 2000 through June 30, 2006, based on the NYMEX daily futures data, has ranged from a low of $1.83 per MMBTU in 2001 to a high of $15.38 per MMBTU in 2005, averaging $5.76 per MMBTU during this period.

Our ability to successfully operate is dependent on the availability of electricity and water.

Our facilities will require a significant and uninterrupted supply of electricity and water to operate. We have entered into agreements with local electric companies to provide our supply of electricity. We anticipate that we will either enter into arrangements with local municipalities to provide our supply of water or we will procure water on-site. However, there can be no assurances that, with respect to water, we will be able to reach definitive agreements for our water supply. In the event that we do not procure water onsite or reach definitive agreements for our water supply, we may be required to expend significant amounts to drill wells and to provide for the necessary infrastructure for such well water to reach our planned facilities. In addition, there can be no assurances that the electricity and water companies will be able to reliably supply the electricity and water that we need. If there is an interruption in the supply of electricity or water for any reason, we may be required to halt production. If production is halted for an extended period of time, it may have an adverse effect on our operations, cash flows and financial performance.

Fluctuations in the selling price and production cost of gasoline may reduce our profit margins.

Ethanol is marketed both as a fuel additive to reduce vehicle emissions from gasoline and as an octane enhancer to improve the octane rating of gasoline with which it is blended. As a result, ethanol prices are influenced by the supply and demand for gasoline and our results of operations and financial position may be materially adversely affected if gasoline demand or price decreases. During a significant portion of the past 15 years, the cost to produce a gallon of gasoline has been lower than the cost to produce a gallon of ethanol.

Our business will be subject to seasonal fluctuations, which could adversely affect our results of operations and financial position.

Our operating results will be influenced by seasonal fluctuations in the price of our primary operating inputs, corn and natural gas, and the price of our primary product, ethanol. The spot price of corn tends to rise during the spring planting season in May and June and tends to decrease during the fall harvest in October and November. The price for natural gas, however, tends to move opposite that of corn and tends to be lower in the spring and summer and higher in the fall and winter. In addition, ethanol prices are substantially correlated with the price of unleaded gasoline. The price of unleaded gasoline tends to be highest in the summer and winter months. Given our lack of operating history, we do not know yet how these seasonal fluctuations will affect our results over time.

We have incurred losses since our inception and anticipate that we will continue to incur losses.

We incurred net losses of $0.6 million for the year ended December 31, 2005 and $6.9 million for the six months ended June 30, 2006. Our net losses have been primarily due to our general and administrative expenses and our lack of any revenue. We are likely to continue to incur net losses until such time, if ever, that we generate significant recurring revenues. We may never commence operations or if we do commence operations, we may not generate revenues sufficient to achieve or sustain profitability.

We will be substantially dependent on a limited number of facilities, and any operational disruption could result in a reduction of our sales volumes and could cause us to incur substantial losses.

Most of our revenues will be derived from the sale of ethanol and the related co-products that we expect to produce at our facilities. Our operations may be subject to significant interruption if any of our facilities experiences a major accident or is damaged by severe weather or other natural disasters. In addition, our operations may be subject to labor disruptions and unscheduled downtime, or other operational hazards inherent in our industry, such as equipment failures, fires, explosions, abnormal pressures, blowouts, pipeline ruptures, transportation accidents and natural disasters. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. Our insurance may not be adequate to fully cover the potential operational hazards described above or we may not be able to renew this insurance on commercially reasonable terms or at all.

We may not be able to implement our expansion strategy as planned or at all.

We plan to grow our business by investing in ethanol facilities and to pursue other business opportunities. We believe that there is increasing competition for suitable ethanol plant sites. We may not find suitable additional sites for construction of new facilities or other suitable expansion opportunities.

We anticipate that we will need additional financing to implement our expansion strategy and we may not have access to the funding required for the expansion of our business or such funding may not be available to us on acceptable terms. We may finance the expansion of our business with additional indebtedness or by issuing additional equity securities. We could face financial risks associated with incurring additional indebtedness, such as reducing our liquidity and access to financial markets and increasing the amount of cash flow required to service such indebtedness, or associated with issuing additional stock, such as dilution of ownership and earnings.

All of our planned facilities will operate under various environmental and regulatory permits. Certain of these permits are subject to a specific volume output limitation. If expansion of any of our facilities would result in a facility’s volume output limitation being exceeded, we would be required to either apply for amendments to our existing permits or apply for entirely new permits. We face risks that the applicable governmental agencies responsible for issuing permits could either deny our applications or impose significant constraints which could make our expansion strategy not economically feasible.

Our construction costs may also increase to levels that would make facilities too expensive to complete or unprofitable to operate. Contractors, engineering firms, construction firms and equipment suppliers also receive requests and orders from other ethanol companies and, therefore, we may not be able to secure their services or products on a timely basis or on acceptable financial terms. We may suffer significant delays or cost overruns as a result of a variety of factors, such as shortages of workers or materials, transportation constraints, adverse weather, unforeseen difficulties or labor issues, any of which could prevent us from commencing operations as expected at our facilities.

Although part of our growth strategy involves increasing the ethanol output at our plants, under the corn supply agreements relating to our planned facilities at Linden, Albion and Bloomingburg, Cargill is not required to supply us with more than 3.67 million bushels per month, per facility, which is the amount of corn required to produce approximately 125 Mgpy of ethanol using dry mill technology. If any of our facilities requires greater than 3.67 million bushels per month, due to expansion or otherwise, we will be required to further negotiate with Cargill and potentially make third party arrangements for our excess corn supply requirements. In addition, our license agreement with ICM limits the use of their technology to 100 Mgpy plants. Therefore, we will need to amend our agreements with ICM to expand our ethanol production beyond 100 Mgpy at any of our planned facilities.

Accordingly, we may not be able to implement our expansion strategy as planned or at all. We may not find additional appropriate sites for new facilities and we may not be able to finance, construct, develop or operate these new or expanded facilities successfully.

The construction and operation of our planned ethanol plants may be adversely affected by environmental regulations and permit requirements.

The production of ethanol involves, among other things, the emission of various airborne pollutants, including particulates, carbon dioxide, oxides of nitrogen and volatile organic compounds. We are and will continue to be subject to extensive air, water and other environmental laws and regulations in connection with the construction and operation of our planned ethanol plants. We also will be required to obtain air permits, water-related permits, such as a water discharge permit and a storm-water discharge permit, a water withdrawal permit and a public water supply permit and other environmental, health and safety permits for each of our facilities. If for any reason we are delayed in obtaining or are otherwise unable to obtain any of the required permits (due to governmental delays, objections by the public or otherwise), construction costs for our planned ethanol plants are likely to increase; in addition, the facilities may not be constructed at all. Operations at the facilities will also be governed by the federal regulations of the Occupational Safety and Health Administration, or OSHA, and other health and safety regulations. Compliance with these regulations may be time-consuming and expensive and may delay or even prevent sales of ethanol in certain other states.

We may be adversely affected by environmental, health and safety laws, regulations and liabilities.

We are subject to various federal, state, and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. In addition, some of these laws and regulations will require our facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility interruptions or shutdowns. In addition, we expect to make significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations, and permits.

We may be liable for the investigation and cleanup of environmental contamination at each of the properties that we own, lease or operate and at off-site locations where we arrange for the disposal of hazardous substances.

If these substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, we may be responsible under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or CERCLA, or other environmental laws for all or part of the costs of investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from those properties. Some of these matters may require us to expend significant amounts for investigation, cleanup or other costs.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at our ethanol plants. Present and future environmental laws and regulations (and interpretations thereof) applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial expenditures that could have a material adverse effect on our results of operations and financial position.

Carbon dioxide is a co-product of the ethanol manufacturing process and may be released to the atmosphere. Emissions of carbon dioxide are not currently subject to applicable air permit requirements. If new laws or regulations are passed relating to the production, disposal or emissions of carbon dioxide we may be required to incur significant costs to comply with such new laws or regulations.

The hazards and risks associated with producing, storing and transporting our products (such as fires, natural disasters, explosions, and abnormal pressures and blowouts) may also result in personal injury claims or damage to property and third parties. As protection against operating hazards, we expect to purchase insurance coverage against some, but not all, potential losses. However, we could sustain losses for uninsurable or uninsured risks, or in amounts in excess of any insurance coverage we may have. Events that result in significant personal injury or damage to our property or third parties or other losses that are not covered by insurance could have a material adverse effect on our results of operations and financial position.

We intend to engage in hedging transactions and other risk mitigation strategies that could harm our results.

In an attempt to partially offset the effects of volatility of ethanol and distillers grains prices and corn and natural gas costs, we intend to enter into contracts to supply a portion of our ethanol and distillers grains production or purchase a portion of our corn or natural gas requirements on a forward basis and also engage in other hedging transactions involving exchange-traded futures contracts for corn, natural gas and unleaded gasoline from time to time. The price of unleaded gasoline may also affect the price we receive for our ethanol under indexed contracts. The financial statement impact of these activities will depend upon, among other things, the prices involved and our ability to sell sufficient products to use all of the corn and natural gas for which we have futures contracts. Hedging arrangements will also expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or, in the case of exchange-traded contracts, where there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices paid or received by us. Hedging activities can themselves result in losses when a position is purchased in a declining market or a position is sold in a rising market. A hedge position is often settled in the same time frame as the physical commodity is either purchased (corn and natural gas) or sold (ethanol and distillers grains). Hedging losses may be offset by a decreased cash price for corn and natural gas and an increased cash price for ethanol and distillers grain. We also may vary the amount of hedging or other risk mitigation strategies we undertake, and we may choose not to engage in hedging transactions at all. As a result, our results of operations and financial position may be adversely affected by our hedging activities.

In addition, we are substantially dependent on Cargill to implement our hedging strategies pursuant to 10-year advisory agreements with Cargill relating to managing the risk of corn and natural gas prices and supplies. While under these agreements we will work with Cargill to develop strategies that we believe mitigate price risk, our strategies may be unsuccessful or Cargill may not be able to implement our strategies. These agreements also allow Cargill to unwind our hedging positions if we are in payment default under our agreements with Cargill and we are unable to provide adequate security for such positions. In any such events, our results of operations and financial condition may be adversely affected.

Potential future property investments or business acquisitions could be difficult to find and integrate, divert the attention of key personnel, disrupt our business, dilute stockholder value and adversely affect our financial results.

As part of our business strategy, we may consider acquisitions of plants under construction, operating plants or storage or distribution facilities. We may not find suitable acquisition opportunities.

Acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations, technologies, products, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses;

•	difficulties in supporting and transitioning customers, if any, of the target company or assets;

•	diversion of financial and management resources from existing operations;

•	the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

•	risks of entering new markets or areas in which we have limited or no experience or are outside our core competencies;

•	potential loss of key employees, customers and strategic alliances from either our current business or the business of the target;

•	assumption of unanticipated problems or latent liabilities, such as problems with the quality of the products of the target; and

•	inability to generate sufficient revenue to offset acquisition costs.

Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which could affect the market price of our common stock. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

Growth in the sale and distribution of ethanol is dependent on the changes to and expansion of related infrastructure which may not occur on a timely basis, if at all, and our operations could be adversely affected by infrastructure disruptions.

Substantial development of infrastructure will be required by persons and entities outside our control for our operations, and the ethanol industry generally, to grow. Areas requiring expansion include, but are not limited to:

•	additional rail capacity;

•	additional storage facilities for ethanol;

•	increases in truck fleets capable of transporting ethanol within localized markets;

•	expansion of refining and blending facilities to handle ethanol; and

•	growth in service stations equipped to handle ethanol-based fuels.

Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could hurt the demand or prices for our products, impede our delivery of products, impose additional costs on us or otherwise have a material adverse effect on our results of operations or financial position. Our business is dependent on the continuing availability of infrastructure and any infrastructure disruptions could have a material adverse effect on our business.

New plants under construction or decreases in the demand for ethanol may result in excess production capacity in our industry.

According to the RFA, domestic ethanol production capacity has increased from 1.9 Bgpy as of January 1, 2001 to an estimated 4.9 Bgpy as of June 30, 2006. The RFA estimates that, as of September 11, 2006, approximately 3.0 Bgpy of additional production capacity is under construction. The ethanol industry in the U.S. now consists of more than 100 production facilities. Excess capacity in the ethanol industry would have an adverse effect on our results of operations, cash flows and financial position. In a manufacturing industry with excess capacity, producers have an incentive to manufacture additional products for so long as the price exceeds the marginal cost of production (i.e., the cost of producing only the next unit, without regard for interest, overhead or fixed costs). This incentive can result in the reduction of the market price of ethanol to a level that is inadequate to generate sufficient cash flow to cover costs.

Excess capacity may also result from decreases in the demand for ethanol, which could result from a number of factors, including regulatory developments and reduced U.S. gasoline consumption. Reduced gasoline consumption could occur as a result of increased prices for gasoline or crude oil, which could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline mileage.

We may not be able to compete effectively in our industry.

In the U.S., we will compete with other corn processors, ethanol producers and refiners, including Archer Daniel Midland Company, VeraSun Energy Corporation, Hawkeye Holdings, Inc., Aventine Renewable Energy, Inc., Cargill and Abengoa Bioenergy Corp. As of September 11, 2006, the top ten producers accounted for 46% of the ethanol production capacity in the U.S. according to the RFA. A number of our competitors are divisions of substantially larger enterprises and have substantially greater financial resources than we do. Smaller competitors also pose a threat. Farmer-owned cooperatives and independent firms consisting of groups of individual farmers and investors have been able to compete successfully in the ethanol industry. These smaller competitors operate smaller facilities which generally do not affect the local price of corn grown in the proximity to the facility as much as larger facilities like ours do. In addition, many of these smaller competitors are farmer-owned and often require their farmer-owners to commit to selling them a certain amount of corn as a requirement of ownership. A significant portion of production capacity in our industry consists of smaller-sized facilities. Many of our competitors also have more experience than we do in the ethanol production industry.

We also will face increasing competition from international suppliers. Although there is a $0.54 per gallon tariff (which is scheduled to expire October 1, 2007) on foreign produced ethanol that is approximately equal to the ethanol blenders’ credit, ethanol imports equivalent to up to 7% of total domestic production in any given year from various countries are exempted from this tariff under the Caribbean Basin Initiative to spur economic development in Central America and the Caribbean. Currently, international suppliers produce ethanol primarily from sugar cane and have cost structures that may be substantially lower than ours.

Any increase in domestic or foreign competition could cause us to reduce our prices and take other steps to compete effectively, which could adversely affect our results of operations and financial position.

The U.S. ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in legislation or regulation could materially and adversely affect our results of operations and financial position.

The cost of production of ethanol is significantly more competitive with regular gasoline because of federal tax incentives. Before January 1, 2005, the federal excise tax incentive program allowed gasoline distributors who blended ethanol with gasoline to receive a federal excise tax rate reduction for each blended gallon they sold. The incentive that took effect January 1, 2005 provides producers of qualified alcohol fuel mixtures an excise tax credit of $0.51 per gallon of ethanol blended and used or sold as fuel. Therefore if the fuel is blended with 10% ethanol, the refiner/marketer receives a credit of $0.051 per gallon. The incentive is scheduled to expire at the end of 2010 unless it is otherwise extended. The blenders’ credits may not be renewed in 2010 or may be renewed on different terms. In addition, the blenders’ credits, as well as other federal and state programs benefiting ethanol (such as tariffs), generally are subject to U.S. government obligations under international trade agreements, including those under the World Trade Organization Agreement on Subsidies and Countervailing Measures, and might be the subject of challenges thereunder, in whole or in part. The elimination or significant reduction in the blenders’ credit or other programs benefiting ethanol may have a material adverse effect on our results of operations and financial position. See “Business—Regulation.”

Ethanol can be imported into the U.S. duty-free from some countries, which may undermine the ethanol industry in the U.S.

Imported ethanol is generally subject to a $0.54 per gallon tariff that was designed to offset the $0.51 per gallon ethanol incentive available under the federal excise tax incentive program for refineries that blend ethanol in their fuel. A special exemption from the tariff exists for ethanol imported from 24 countries in Central America and the Caribbean Islands, which is limited to a total of 7% of U.S. production per year. Imports from the exempted countries may increase as a result of new plants under development. Since production costs for ethanol in these countries are estimated to be significantly less than what they are in the U.S., the duty-free import of ethanol through the countries exempted from the tariff may negatively affect the demand for domestic ethanol and the price at which we sell our ethanol. We do not know the extent to which the volume of imports would increase or the effect on U.S. prices for ethanol if the tariff is not renewed beyond its current expiration in October 2007. Any changes in the tariff or exemption from the tariff could have a material adverse effect on our results of operations and financial position. In addition, the North America Free Trade Agreement, or NAFTA, which entered into force on January 1, 1994, allows Canada and Mexico to export ethanol to the United States duty-free or at a reduced rate. Canada is exempt from duty under the current NAFTA guidelines, while Mexico’s duty rate is $0.10 per gallon. See “Business— Regulation.”

The effect of the Renewable Fuels Standard, or RFS, in the recent Energy Policy Act is uncertain.

The use of fuel oxygenates, including ethanol, was historically mandated through regulation, and much of the forecasted growth in demand for ethanol was expected to result from additional mandated use of oxygenates. Most of this growth was projected to occur in the next few years as the remaining markets switch from MTBE to ethanol. The recently enacted Energy Policy Act, however, eliminated the mandated use of oxygenates and established minimum nationwide levels of renewable fuels (ethanol, biodiesel or any other liquid fuel produced from biomass or biogas) to be included in gasoline. Because biodiesel and other renewable fuels in addition to ethanol are counted toward the minimum usage requirements of the RFS, the elimination of the oxygenate requirement for reformulated gasoline may result in a decline in ethanol consumption, which in turn could have a material adverse effect on our results of operations and financial condition. The Energy Policy Act also included provisions for trading of credits for use of renewable fuels and authorized potential reductions in the RFS minimum by action of a governmental administrator. In addition, the rules for implementation of the RFS and the Energy Policy Act are still under development.

The Energy Policy Act did not include MTBE liability protection sought by refiners, and ethanol producers have estimated that this will result in accelerated removal of MTBE and increased demand for ethanol. However, refineries may use other possible replacement additives, such as iso-octane, iso-octene or alkylate. Accordingly, the actual demand for ethanol may increase at a lower rate than production for estimated demand, resulting in excess production capacity in our industry, which would negatively affect our results of operations, financial position and cash flows. See “—New plants under construction or decreases in the demand for ethanol may result in excess production capacity in our industry.”

Waivers of the RFS minimum levels of renewable fuels included in gasoline could have a material adverse effect on our results of operations.

Under the Energy Policy Act, the U.S. Department of Energy, in consultation with the Secretary of Agriculture and the Secretary of Energy, may waive the renewable fuels mandate with respect to one or more states if the Administrator of the U.S. Environmental Protection Agency, or U.S. EPA, determines that implementing the requirements would severely harm the economy or the environment of a state, a region or the U.S., or that there is inadequate supply to meet the requirement. Any waiver of the RFS with respect to one or more states would adversely offset demand for ethanol and could have a material adverse effect on our results of operations and financial condition.

We are dependent upon our officers for management and direction, and the loss of any of these persons could adversely affect our operations and results.

We are dependent upon our officers for implementation of our proposed expansion strategy and execution of our business plan. The loss of any of our officers could have a material adverse effect upon our results of operations and financial position. We do not maintain “key person” life insurance for any of our officers. The loss of any of our officers could delay or prevent the achievement of our business objectives.

Our competitive position, financial position and results of operations may be adversely affected by technological advances.

The development and implementation of new technologies may result in a significant reduction in the costs of ethanol production. For instance, any technological advances in the efficiency or cost to produce ethanol from inexpensive, cellulosic sources such as wheat, oat or barley straw could have an adverse effect on our business, because our facilities are designed to produce ethanol from corn, which is, by comparison, a raw material with other high value uses and therefore more expensive. We cannot predict when new technologies may become available, the rate of acceptance of new technologies by our competitors or the costs associated with new technologies. In addition, advances in the development of alternatives to ethanol could significantly reduce demand for or eliminate the need for ethanol.

Any advances in technology which require significant capital expenditures to remain competitive or which reduce demand or prices for ethanol could have a material adverse effect on our results of operations and financial position.

Our management and auditors have identified material weaknesses in the design or operation of our internal control over financial reporting that, if not properly remediated, could result in material misstatements in our financial statements in future periods.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2005, our independent registered public accounting firm, KPMG LLP, notified our board of directors of certain material weaknesses related to our internal control over financial reporting. A material weakness is defined by the Public Company Accounting Oversight Board (United States) as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be detected. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The identified material weaknesses consisted of the following:

•	insufficient resources with technical accounting knowledge and financial reporting experience;

•	lack of policies and procedures to review contracts and transactions for accounting implications, and to prepare, review and approve financial statements;

•	lack of policies and procedures to ensure costs are recorded on the accrual basis of accounting and that they are appropriately capitalized or expensed; and

•	lack of internal controls with respect to the disbursement process including those to prevent duplicate payments of vendor invoices.

If we are unable to improve our internal control over financial reporting, and hire additional experienced accounting and finance staff experienced in addressing complex accounting matters applicable to public companies, in each case in a timely and effective manner, our ability to comply with the accounting and financial reporting requirements and other rules that apply to public companies would be impaired.

If the remedial policies and procedures we implement and resources we hire are insufficient to address the identified material weaknesses, or if additional significant deficiencies or material weaknesses in our internal controls are discovered in the future, we may fail to meet our future reporting obligations, our financial statements may contain material misstatements and our operating results may be adversely affected. Any such failure could also adversely affect the results of the annual management evaluations and annual auditor attestation reports regarding the effectiveness of our “internal control over financial reporting,” which will be required once the SEC’s rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us.

As a result of this offering, we will be subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

As a result of this offering, we will become subject to reporting and other obligations under the Securities Exchange Act of 1934, including the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessment of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources. We anticipate that we will need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; implement an internal audit function; and hire accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

Our senior credit facility imposes significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions.

Our senior credit facility imposes significant operating and financial restrictions on us. These restrictions limit our ability to:

•	make investments and other restricted payments, including dividends;

•	incur additional indebtedness;

•	create liens;

•	cause our subsidiaries to make dividend or other payments to us;

•	sell our assets or consolidate or merge with or into other companies;

•	engage in transactions with affiliates; and

•	make capital expenditures.

Our senior credit facility also requires us to maintain a minimum interest coverage ratio and a maximum leverage ratio. These covenants may adversely affect our ability to finance our future operations and capital needs and to pursue available business opportunities. A breach of any of these covenants could result in a default in respect of the related debt. In addition to certain customary events of default, we would be deemed to be in default under the senior credit facility if Fagen or Cargill default under any of their debt and such default causes a material adverse effect to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Credit Facility.” If a default were to occur, the relevant lenders could elect to declare the debt, together with accrued interest and other fees, immediately due and payable and proceed against any collateral securing that debt. Our lenders hold first priority liens on all of the assets of our operating subsidiaries and a pledge of all our equity interests in our operating subsidiaries.

Our level of indebtedness could adversely affect our ability to react to changes in our business, and we may be limited in our ability to use debt to fund future capital needs.

Following the completion of this offering, we anticipate that our total debt will be approximately $             million and that we will have the ability to incur $             million in additional borrowings under our senior credit facility. We expect that we will utilize all such available borrowings under our senior credit facility in connection with the completion of our first three planned facilities. In addition, although we have not yet secured any debt financing for our three additional planned facilities, we expect to incur in excess of $             million of additional indebtedness in connection with the completion of such facilities. Our substantial indebtedness could have important consequences by adversely affecting our financial position. Our substantial indebtedness could:

•	require us to dedicate all of our cash flow from operations (after the payment of operating expenses) to payments with respect to our indebtedness, thereby reducing the availability of our cash flow for working capital, capital expenditures and other general corporate expenditures;

•	increase our vulnerability to adverse general economic or industry conditions;

•	limit our flexibility in planning for, or reacting to, competition or changes in our business or industry;

•	limit our ability to borrow additional funds;

•	restrict us from building new facilities, making strategic acquisitions, introducing new products or services or exploring business opportunities; and

•	place us at a competitive disadvantage relative to competitors that have less debt or greater financial resources.

Our ability to make payments on and refinance our indebtedness will depend on our ability to generate cash from our operations. Our ability to generate cash from operations is subject in large part, to general economic, competitive, legislative and regulatory factors and other factors that are beyond our control. We may not be able to generate enough cash flow from operations nor obtain enough capital to service our debt or fund our planned capital expenditures.

We may need to obtain waivers from the lenders under our senior credit facility in order to borrow any amounts under the facility.

As of June 30, 2006, we had not satisfied conditions to funding in our senior credit facility. We received waivers from the lenders that waive the applicability of conditions to funding in the senior credit facility for which we were not in compliance and waive non-compliance with certain administrative representations, warranties and covenants. Certain of the conditions to borrowing were extended to November 2006 and not waived. These conditions include providing permits, obtaining certain governmental approvals and confirmation of no litigation against us. If we are not able to maintain compliance with the covenants in our senior credit facility, the lenders may refuse to lend under the facility or may condition our ability to borrow on the payment of higher interest or fees, either of which could have a material adverse effect on our results of operations and financial condition.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

Substantial sales of our common stock by our current holders or us could cause our stock price to decline and issuances by us may dilute your ownership interest in our company.

We are unable to predict whether significant amounts of our common stock will be sold by our current holders after the offering. While              shares of our outstanding common stock are subject to lock-up agreements and cannot be sold until 180 days after this offering, following this lock-up period, such shares may be sold. Any sales of substantial amounts of our common stock in the public market by our current holders or us, or the perception that these sales might occur, could lower the market price of our common stock. Further, if we issue additional equity securities to raise additional capital, your ownership interest in our company may be diluted and the value of your investment may be reduced. Please read “Shares Eligible for Future Sale” for information about the number of shares that will be outstanding and could be sold after this offering.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering.

Prior to this offering, there has been no public market for our common stock. An active market for our common stock may not develop or be sustained after this offering. The initial public offering price of our common stock will be determined by negotiations between us and representatives of the underwriters based on numerous factors that we discuss in the “Underwriting” section of this prospectus. This price may not be indicative of the market price at which our common stock will trade after this offering.

We have no plans to pay regular dividends on our common stock and our ability to pay dividends will be limited.

We do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to retain or invest any future earnings in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of any applicable contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition, and other factors our board of directors deems relevant. Our operating subsidiaries are limited on the amount of distributions they can make to us by provisions in our senior credit facility. Accordingly, our ability to make distributions to our stockholders will be limited by the terms of such outstanding indebtedness.

The price of our common stock may be volatile.

The market price of our common stock could be subject to significant fluctuations after this offering and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. Among the factors that could affect our stock price are:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues;

•	changes in revenue or earnings estimates;

•	publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	sales of our common stock by stockholders;

•	actions by institutional investors;

•	conditions in our industry in general;

•	potential overbuilding of ethanol capacity in the U.S. or abroad;

•	competitive pricing pressure;

•	our ability to produce, sell and deliver ethanol on a cost-effective and timely basis;

•	our inability to obtain construction, acquisition, capital equipment and/or working capital financing;

•	the introduction or announcement of one or more new alternatives to ethanol by our competitors;

•	changing conditions in the ethanol and fuel markets;

•	regulatory developments or increased enforcement;

•	general market conditions; and

•	U.S. and international economic, legal and regulatory factors unrelated to our performance.

Furthermore, we believe that the economic conditions in the areas of the United States where we expect to distribute our product, as well as the United States as a whole, could have a negative impact on our results of operations. Demand for ethanol could also be adversely affected by a slowdown in overall demand for oxygenate and gasoline additive products.

The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Provisions in our charter documents or Delaware law may inhibit a takeover, which could adversely affect the value of our common stock.

Our certificate of incorporation and bylaws will contain, and Delaware corporate law contains, provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions will apply even if the offer may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. Please read “Description of Capital Stock” for a description of these provisions.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value per share.

Dilution per share represents the difference between the initial public offering price and the net consolidated book value per share immediately after the offering of our common stock. Purchasers of our common stock in this offering will experience immediate dilution of $             in net tangible book value per share as of             , 2006, based on an assumed offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus). See “Dilution.”

Certain existing stockholders hold significant interests in us, and will have significant influence over our business.

Upon completion of this offering, our              largest existing stockholders will own         % of our shares. As a result, these stockholders will have significant influence over those matters requiring approval by stockholders, including the election of directors, amendments to our charter and bylaws, certain significant corporate transactions and the general strategic direction of our business and their interests may not align with your interests. Our plan of conversion provides certain of our stockholders with the rights to nominate persons to serve on our board of directors and requires us to use our best efforts to solicit proxies in favor of such nominations from our stockholders. The plan of conversion provides that ACSAB, LLC shall be entitled to nominate two individuals for election as Class III directors. ACSAB, LLC’s nomination rights survive until the earlier of the expiration of the second term of each of such directors, service on our board of directors or such time as ACSAB, LLC ceases to own at least 5% of our outstanding common stock. In addition USRG ASA, LLC and Laminar Direct Capital L.P. shall each be entitled to nominate one individual for election as Class I directors. USRG ASA, LLC’s and Laminar Direct Capital L.P.’s nomination rights survive for 180 days after the date of this offering and such directors are required to resign upon the expiration of such rights. Until the expiration of such directors terms described above, three of our directors will not be selected by our independent nominating committee.

In addition, our interests may conflict with the interests of certain of our existing stockholders, including Cargill, Fagen and American Capital Strategies, Ltd. However, because of their ownership in our company, we may not be able to resolve these conflicts on terms favorable to us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “ongoing,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in the section entitled “Risk Factors” in this prospectus. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

Notice to investors

You should rely only on the information contained in this prospectus. We, the selling stockholders and the underwriters have not authorized anyone to give you different or additional information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where those offers and sales are permitted. You should not assume that the information in this prospectus is accurate as of any date after the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of common stock.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of              shares of our common stock in this offering will be approximately $             million, after deducting underwriting discounts and commissions and our estimated offering expenses. This estimate assumes a public offering price of $             per share, which is the mid-point of the offering price range indicated on the cover of this prospectus. Each $1 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $             (assuming no exercise of the underwriters’ over-allotment option). We will not receive any of the proceeds from any sale of shares of our common stock by the selling stockholders.

We intend to use approximately $195 million of the net proceeds we receive from this offering to finance a portion of the construction costs of our planned ethanol plants to be built in Mt. Vernon, Indiana, Tipton, Indiana and McLeansboro, Illinois. The amounts and timing of these expenditures will depend on numerous factors, including the federal, state and local permitting and licensing process, the construction schedules of our contractors, the delivery of goods and equipment by our suppliers and various other considerations typically associated with large-scale construction projects.

We intend to use approximately $66 million of the net proceeds we receive in this offering to (1) redeem subordinated notes issued to three of our current stockholders and (2) replace funds not drawn under our subordinated note commitment but dedicated to financing a portion of the construction costs of our first three planned ethanol facilities. In February 2006, we obtained a $62.5 million commitment to purchase subordinated notes which total amount was dedicated to financing a portion of the construction costs of our planned Linden, Albion and Bloomingburg plants. As of June 30, 2006, we had issued an aggregate principal amount of $2.7 million of subordinated notes and used the proceeds thereof to fund the continuing construction of such plants. We anticipate that at the completion of this offering, we will have issued an aggregate principal amount of $62.5 million of subordinated notes. The subordinated notes bear interest at 17% and mature in February 2015. The subordinated notes are redeemable at 104.0% of the principal amount thereof plus accrued interest if redeemed prior to February 2007. Upon redemption, the commitment to purchase subordinated notes will terminate and we will no longer be able to borrow funds under this commitment. For more information about the subordinated notes, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We intend to use approximately $11 million of the net proceeds we receive from this offering to make payments to certain of our current stockholders in connection with the termination of agreements relating to the payment of annual management fees and development fees. In February 2006, we entered into a fee agreement which provided certain of our stockholders an annual management fee of $1.5 million for the first six years and $750,000 thereafter. The fee agreement also provides certain of our stockholders with an annual $750,000 development fee for a period of five years. We have agreed to terminate this agreement at the closing of this offering in return for an $11 million payment to certain of our stockholders. See “Certain Relationships and Related Party Transactions—Transactions Before the Conversion.”

We intend to use approximately $8 million of the net proceeds we receive from this offering to repay certain outstanding indebtedness related to bridge notes we have issued to certain of our current stockholders or their affiliates. In September 2006, we obtained a commitment to purchase up to $7.5 million of bridge notes from certain of our current stockholders. As of                     , 2006, we have issued $             million in aggregate principal amount of notes and used the proceeds thereof primarily to fund the continuing development of our planned Mt. Vernon, Tipton and McLeansboro plants. In addition, we used a small portion of such proceeds to fund certain offering-related expenses. The notes bear interest on the outstanding principal amount at a rate of 12% per annum. Upon repayment of the notes, we are required to make an additional interest payment in order to make the interest paid by us equal to an amount that will generate a 35% annualized internal rate of return on the notes. We anticipate that as of the closing of the offering, we will have issued $7.5 million in aggregate principal amount of bridge notes. The notes mature in September 2007. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We intend to use approximately $         million of the net proceeds we receive from this offering to repay indebtedness issued to certain holders of our Class A and Class B units in the Conversion.

The remainder of the net proceeds from this offering, if any, will be used for general corporate purposes. Pending such uses, we will invest the net proceeds of this offering in investment grade, interest bearing securities.

DIVIDEND POLICY

We do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of:

•	any applicable contractual restrictions limiting our ability to pay dividends;

•	our earnings and cash flows;

•	our capital requirements;

•	our financial condition; and

•	other factors our board of directors deems relevant.

Our operating subsidiaries are limited on the amount of distributions they can make to us by provisions in our senior credit facility. Accordingly, our ability to make distributions to our stockholders will be limited by the terms of such outstanding indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

CAPITALIZATION

We have provided in the table below our consolidated cash and cash equivalents and capitalization as of June 30, 2006:

•	on an actual basis;

•	on a pro forma basis after giving effect to the purchase of equity interests in us by our current equity holders prior to the completion of this offering and the Conversion; and

•	on a pro forma as adjusted basis to give further effect to this offering and the use of the net proceeds therefrom as set forth under “Use of Proceeds.”

Each $1 increase (decrease) in the offering price per share would increase (decrease) the pro forma as adjusted figure shown below for                          by $             assuming no exercise of the underwriters’ over-allotment option, after deducting estimated underwriting discounts and commissions. This table should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$807	$	$
Restricted cash	10,155

Total cash and cash equivalents	$10,962

Debt:
Senior credit facility	$—	$	$
Subordinated notes	2,657
Bridge notes	—
Notes issued in the Conversion	—

Total Debt	2,657
Stockholders’/members’ equity
Limited liability company units	77,588
Preferred stock, $0.01 par value, shares authorized, no shares issued or outstanding	—
Common stock, $0.01 par value, shares authorized, no shares issued and outstanding actual, shares issued and outstanding pro forma, and shares issued and outstanding pro forma as adjusted.	—
Additional paid-in capital
Accumulated deficit	(1,306)

Total stockholders’/members’ equity	76,282

Total capitalization	$78,939	$	$

DILUTION

The net tangible book value of our common stock as of                     , 2006 was approximately $             million, or $             per share. Net tangible book value per share represents our total tangible assets less our total liabilities and divided by the aggregate number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share of our common stock that you pay in this offering and the net tangible book value per share of our common stock immediately after this offering.

After giving effect to the sale by us of              shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the offering price range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the net tangible book value of our common stock as of                     , 2006 would have been approximately $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing holders who will receive shares in the Conversion and an immediate dilution in net tangible book value of $             per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share		$
Net tangible book value per share as of , 2006	$
Increase in net tangible book value per share attributable to new investors

Net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors		$

Each $1 increase (decrease) in the offering price per share would increase (decrease) the net tangible book value after this offering by $             per share assuming no exercise of the underwriters’ over allotment option and the dilution to investors in the offering by $             per share, assuming that the number of share offered in this offering, as set forth on the cover page of this prospectus, remains the same.

The following table summarizes, on a pro forma as adjusted basis as of                     , after giving effect to this offering, the total number of shares of our common stock purchased from us and the total consideration and average price per share paid by existing stockholders and by new investors:

	Shares purchased		Total consideration		Average price per share
	Number	%	Amount	%
Existing stockholders		%		%	$
New investors					$

Total		100.0%		100.0%

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the following consolidated financial information as of and for the year ended December 31, 2005 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated financial information as of and for the six-month period ended June 30, 2006 from our unaudited consolidated financial statements included elsewhere in this prospectus. The consolidated financial information as of and for the six-month period ended June 30, 2006 includes, in management’s opinion, all adjustments necessary for the fair presentation of our financial position as of such dates and our results of operations for such periods and is not necessarily indicative of the results of operations that may be achieved for an entire year.

You should read the following information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31, 2005	Six months ended June 30, 2006
	(in thousands)
Income Statement Data:
Selling, general and administrative expenses	$601	$6,386

Loss from operations	(601)	(6,386)
Other income (expense):
Interest expense	—	(1,177)
Interest income	—	192
Unrealized gain on interest rate swap	—	471

Net loss	(601)	$(6,900)

Cash Flow Data:
Net cash flow (used in):
Operating activities	—	$(5,066)
Investing activities	—	(58,332)
Financing activities	—	64,206

Balance Sheet Data (end of period):
Total current assets	—	$6,615
Property, plant and equipment	$2,939	88,397
Deferred offering and financing costs	1,289	376
Debt issuance costs, net	—	14,354
Total assets	4,228	114,964
Total current liabilities	4,779	36,025
Subordinated notes	—	2,657
Total members’ equity/stockholders’ equity	(551)	76,282
Total liabilities and members’ equity/stockholders’ equity	4,228	114,964

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a development-stage ethanol company pursuing large-scale production and nationwide distribution of ethanol supported by low-cost production, secure corn supply and sophisticated logistics and risk management capabilities. We are currently constructing three modern fuel ethanol plants that will each have the nameplate capacity to produce at least 100 million gallons per year, or Mgpy, of denatured ethanol by November 2007. In addition, we are developing three more 100 Mgpy facilities to be financed in part with proceeds from this offering, bringing our combined expected production capacity to at least 600 Mgpy in the third quarter of 2008.

Industry Outlook

The ethanol industry has undergone significant growth in recent years and is affected by a number of factors, including the following items.

Overall ethanol demand. We expect demand for ethanol in the U.S. to continue to grow as a result of:

•	as the preferred substitute to MTBE, an alternative oxygenate to ethanol, continued demand from refiners and blenders requiring octane and clean blend components;

•	shortage of domestic petroleum refining capacity and increased pressure to substitute renewable fuels for gasoline to extend U.S. gasoline supplies and reduce dependence on foreign oil; and

•	mandated renewable fuel usage in the Energy Policy Act of 2005.

Ethanol prices and unleaded gasoline prices. Wholesale ethanol has traded at a premium to the price of unleaded gasoline on average over the past five years. The following graph sets forth various ethanol and unleaded gasoline price data since January 2001.

Ethanol Prices to Unleaded Gasoline Prices Comparison(1)

(1)	Ethanol prices based on the monthly average of the daily closing price of U.S. average ethanol rack prices quoted by Bloomberg. Unleaded gasoline prices based on Nearby NYMEX New York Unleaded Gasoline prices quoted by Bloomberg.

Spread between ethanol and corn prices. Corn is the most significant raw material cost associated with the production of ethanol. Therefore, our gross margins will likely be impacted by the spread between ethanol and corn prices. In recent periods, the spread between ethanol and corn prices has been at high levels, driven in large part by high oil prices and low corn prices resulting from continuing record corn yields and decreasing exports of corn. The availability and price of corn is subject to wide fluctuations due to numerous macroeconomic and other external factors. We expect to be able to offset a portion of our exposure to corn prices through sales of distillers grains, an alternative to corn as animal feed, which, as shown below, exhibits a positive historical correlation to corn prices. The following graphs set forth various corn, ethanol and distillers grains price data since January 2001.

Corn Prices(1)

(1)	Based on the monthly average of daily close prices of the Nearby Corn Futures quoted by the Chicago Board of Trade.

Ethanol Prices to Corn Prices Comparison(1)

(1)	Ethanol prices are based on the monthly average of the daily closing price of U.S. average ethanol rack prices quoted by Bloomberg. The corn prices are based on the monthly average of the daily closing prices of the Nearby Corn Futures quoted by the Chicago Board of Trade and assume a conversion rate of 2.83 gallons of ethanol produced per bushel of corn (which is the expected conversion rate of our plants). The comparison between the ethanol and corn prices presented does not reflect the costs of producing ethanol other than the cost of corn, and should not be used as a measure of future results. This comparison also does not reflect the revenues that are received from the sale of distillers grains co-products.

Distillers Grains Prices to Corn Prices Comparison(1)

(1)	Corn prices are based on the monthly average of daily close prices of the Nearby Corn Futures quoted by the Chicago Board of Trade. Distillers Grains prices are based on the average monthly close prices of individual hub markets quoted by the US Dept. of Agriculture.

Natural gas prices. Natural gas is the second most significant raw material cost associated with the production of ethanol. Therefore, our gross margins will likely be dependent on the price of natural gas. Natural gas prices are subject to numerous macroeconomic and other external conditions and therefore may be subject to wide fluctuations. The following graphs set forth various natural gas price data since January 2001.

Natural Gas Prices(1)

(1)	Based on the monthly average of daily close prices of Nearby Natural Gas Futures quoted by NYMEX.

Ethanol Prices to Natural Gas Prices Comparison

(1)	Ethanol prices are based on monthly average of the daily closing price of U.S. average ethanol rack prices quoted by Bloomberg. Natural gas prices are based on the monthly average of daily close prices of Nearby Natural Gas Futures quoted by NYMEX.

The Renewable Fuels Standard. As discussed above, we expect that some of the demand for ethanol will come from the RFS mandate of the Energy Policy Act. The favorable ethanol provisions in the Energy Policy Act, however, may be adversely affected through further legislation or by waivers of existing legislation. See “Risk Factors—The U.S. ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in legislation or regulation could materially and adversely affect our results of operations and financial position.”

The federal blenders’ credit. Gasoline distributors who blend ethanol with gasoline receive a federal excise tax rate reduction for each blended gallon they sell, which improves the economics of ethanol as a blendstock. The incentive that took effect January 1, 2005 provides producers of qualified alcohol fuel mixtures an excise tax credit of $0.51 per gallon of ethanol blended and used or sold as fuel. Therefore if the fuel is blended with 10% ethanol, the refiner/marketer receives a credit of $0.051 per gallon. The incentive is scheduled to expire at the end of 2010 unless it is otherwise extended.

Seasonality

Our operating results will be influenced by seasonal fluctuations in the price of our primary operating inputs, corn and natural gas, and the price of our primary product, ethanol. The spot price of corn tends to rise during the spring planting season in May and June and tends to decrease during the fall harvest in October and November. Our exposure to the seasonality of corn prices is somewhat offset by the price of natural gas, which tends to move opposite that of corn and tends to be lower in the spring and summer and higher in the fall and winter. Ethanol prices have historically been positively correlated with the price of unleaded gasoline, which tends to be highest in the summer and winter months. Given our lack of operating history, we do not know yet how these seasonal fluctuations will affect our results over time.

Components of Revenues and Expenses

Our current activities

Our current activities are solely related to our status as a start up entity and the construction of our Linden, Albion and Bloomingburg facilities and continued planning and negotiation for the construction of our planned, Mt. Vernon, Tipton and McLeansboro facilities. We currently do not have any operations or revenues and will not have any operations or revenues until our first facility begins operating, which we expect to occur in June 2007. To date, our selling, general and administrative expenses consist of insurance and legal and professional fees relating to our formation and the commencement of our development activities.

Anticipated future activities

Revenues. We anticipate that, once we commence operations at our ethanol plants, our primary source of revenue will be the sale of ethanol. Pursuant to the ethanol marketing agreements we have entered into with Cargill, we have agreed to pay Cargill a set commission of 1% on our gross proceeds from ethanol sales. See “Business—Our Relationship with Cargill—Ethanol Marketing Agreement.” The selling prices we will realize for our ethanol will largely be determined by the market supply and demand for ethanol, which, in turn, are influenced by numerous macroeconomic and other external factors. See “Industry Outlook.”

We also anticipate that, once we commence operations at our ethanol plants, we will receive revenue from the sale of distillers grains, which is a residual co-product of the processed corn and is sold as animal feed. Pursuant to the distillers grains marketing agreements we have entered into with Cargill, for dried distillers grains, we have agreed to pay Cargill a set commission equal to the greater of 3% of the sale price or $2.00 per ton, after transportation and storage costs. For wet and modified wet distillers grains, we have agreed to pay Cargill a commission of $3.00 per ton. See “Business—Our Relationship with Cargill—Distillers Grains Marketing Agreement.”

Cost of goods sold and gross profit. Our gross profit will be derived from our total revenues less our cost of goods sold and fees we pay to Cargill pursuant to our supply agreements. Our cost of goods sold, and therefore our gross margin, will be principally affected by the cost of corn and natural gas, among other factors.

Corn will be our most significant raw material cost. Pursuant to our corn supply agreements with Cargill, we will pay Cargill a base corn price equal to the daily bid price posted at the Cargill grain facility adjacent to that plant, the day before the corn is delivered. This base corn price is adjusted through a monthly reconciliation process. We anticipate that our facilities will have access to at least 30 days of corn storage, which will allow us to purchase excess corn during periods of low prices.

Natural gas will be our second-most significant raw material cost. We will purchase natural gas to power steam generation in our ethanol production process and to dry our distillers grains on a daily delivered basis and we will not have the ability to store natural gas.

Pursuant to our corn supply agreement with Cargill, we have agreed to pay Cargill an origination and handling fee per bushel for the corn that will be delivered to our facilities. If the sum of these origination fees and handling fees does not exceed $2 million in a year at each of first three planned facilities, we are obligated to pay Cargill the difference between the actual sum of the origination and handling fees and $2 million. In addition, pursuant to our contracts for the sale and purchase of natural gas with Cargill, we have agreed to pay Cargill a management fee per MMbtu of natural gas purchased by us. We have also entered into corn futures advisory agreements and gas risk management agreements pursuant to which Cargill will provide certain advisory services and hedging strategies to us. We have agreed to pay a flat fee per bushel of corn hedged and certain other incentive payments under the corn futures advisory agreements. In addition we have agreed to pay a percentage-based fee under the gas risk management agreements. See “Business—Our Relationship with Cargill—Risk Management Services.” We anticipate that, for every gallon of denatured ethanol that we produce, we will pay Cargill a fee of approximately $0.04 for the aforementioned services, exclusive of the incentive payments described above. This estimate of fees we will pay Cargill is based on a corn bushel to ethanol gallon conversion ratio of 2.83 and the natural gas usage guarantees provided for in our design-build contract with Fagen. This estimate assumes that we will dry 90% of distillers grain output at our Linden and Bloomingburg facilities and 50% of distillers grains at our Albion facility.

Selling, general and administrative expenses. Selling, general and administrative expenses will consist of salaries and benefits paid to our administrative employees, expenses relating to third-party services, insurance, travel and other expenses. We expect selling, general and administrative expenses to increase significantly in connection with the completion of our facilities under construction and as a result of our development of new facilities as we expect to hire more personnel. In addition, we anticipate that we will incur additional expenses relating to the implementation of information technology and accounting systems, office space leases and other activities related to the commencement of our operations. We also anticipate incurring additional expenses as a public company following the completion of this offering as a result of additional legal and corporate governance expenses, including costs associated with compliance with Section 404 of the Sarbanes-Oxley Act, salary and payroll-related costs for additional accounting staff and listing and transfer agent fees. As a result, we expect to continue to incur losses at least until we commence commercial operations at our first facility.

Interest Expense. We expect to incur significant additional indebtedness relating to the construction of our planned facilities. A portion of this indebtedness will have variable interest rates. As we incur additional indebtedness, we expect to capitalize substantially all of our interest costs during the construction of our plants. Upon the closing of this offering, we will be required to repay the outstanding subordinated debt and incur a prepayment penalty of approximately $2.5 million.

Critical Accounting Policies

Derivative Instruments and Hedging Activities

We account for derivatives and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. Our variable-rate senior debt facility will expose us to variability in interest payments due to changes in interest rates. We have entered into an interest rate swap to mitigate the variability of a portion of our expected interest payments related to our senior credit facility. We have elected not to apply hedge accounting for this interest rate swap and, accordingly, changes in the fair value of this instrument are recognized in our consolidated statement of operations in the period the change occurs. The valuation of this financial instrument can be complex as it involves estimates and judgments.

Recoverability of Long-Lived Assets

We will have a substantial investment in property, plant and equipment. We will recognize the cost of depreciable assets in operations over the estimated useful lives of the assets, and will evaluate the recoverability of these assets whenever events or changes in circumstances indicate the carrying value of the assets may not be recoverable. At June 30, 2006, no long-lived assets had been placed in service as they relate to construction in progress.

The assessment of recoverability of long-lived assets includes management’s assumptions and estimates. Factors that management must assess in evaluating the recoverability of long-lived assets include whether or not circumstances require a formal evaluation and, if an impairment test is required, estimates of future sales volume, prices, inflation, discount rates and capital spending, among others. Significant management judgment is involved in assessing existing circumstances and estimating these factors, and they include inherent uncertainties. We did not recognize any impairment of long-lived assets during 2005 or the six months ended June 30, 2006.

Results of Operations

Six Months Ended June 30, 2006 and June 30, 2005

Selling, general and administrative expenses. Selling, general and administrative expenses were $6.4 million for the six months ended June 30, 2006 and consisted of development and management fees of $4.4 million, legal and accounting expenses of $1.1 million and insurance expenses of $0.5 million. Selling, general and administrative expenses were $0.1 million for the six months ended June 30, 2005.

Interest expense. Interest expense was approximately $1.2 million for six months ended June 30, 2006 and consisted primarily of interest expense of $0.5 million related to the commitment fee of 0.5% paid on the available balance of our senior credit facility and amortization of debt issuance costs of $0.7 million. As of June 30, 2006, we had $2.7 million of outstanding subordinated notes and no debt outstanding under our senior credit facility.

Interest income. Interest income was approximately $0.2 million for the six months ended June 30, 2006 and consisted of interest earned on our restricted cash balance.

Unrealized gain on interest rate swap. On February 6, 2006, we entered into an interest rate swap related to our senior credit facility. The unrealized gain on interest rate swap was $0.5 million for the six months ended June 30, 2006 and related to the change in fair value of such swap from February 7, 2006 to June 30, 2006.

Year Ended December 31, 2005

Selling, general and administrative expenses. Selling, general and administrative expenses were $0.6 million for the year ended December 31, 2005 and consisted of primarily of professional fees and rent and travel expenses.

Liquidity and Capital Resources

Cash Flows

Net cash used in operating activities was $5.1 million and $0 for the six months ended June 30, 2006 and the year ended December 31, 2005, respectively. Net loss of $6.9 million for the six months ended June 30, 2006 was partially offset by a $1.5 million increase in accounts payable, a $0.5 million increase in accrued liabilities and other items. Net loss of $0.6 million for the year ended December 31, 2005 offset an increase in accounts payable of $0.5 million and other items.

Net cash used in investing activities for the six months ended June 30, 2006 and for the year ended December 31, 2005, as further described below, was $58.3 million and $0, respectively, and consisted primarily of the purchase of plant, property and equipment of $48.2 million, and an increase in restricted cash of $10.2 million for the six months ended June 30, 2006.

Net cash provided by financing activities for the six months ended June 30, 2006 and for the year ended December 31, 2005 was $64.2 million and $0 million, respectively. Net cash provided by financing activities for the six months ended June 30, 2006 consisted of $78.0 million from the issuance of units and $2.7 million from the issuance of subordinated notes partially offset by $6.3 million of equity issuance costs, $8.9 million of debt issuance costs and a $1.4 million repayment of related party advances.

For the six months ended June 30, 2006, we had significant non-cash investing and financing activities, including $30.6 million of increases in property, plant and equipment and related accounts payable, and $6.0 million in construction payables in exchange for our Class B units.

Liquidity

The following table is presented as a summary of our available capital resources:

June 30, 2006
(in thousands)
Cash and cash equivalents (1)	$10,962
Amounts available under senior credit facility	275,000
Amounts available under subordinated debt	59,843
Additional members’ equity commitments	10,504

(1)	$10.2 million of our total amount of cash and cash equivalents at June 30, 2006 was restricted for the payment of interest on our subordinated debt during construction of our first three planned facilities.

We have entered into a senior credit facility with banks and other financial institutions as lenders and WestLB AG, New York Branch, as administrative agent, that provides for availability of up to a maximum principal amount of $275 million in borrowings for the development, construction and operation of our Linden, Albion and Bloomington plants. As of June 30, 2006, we have no amounts outstanding under this senior credit facility. See “—Senior Credit Facility.”

We are a party to a note and equity purchase agreement with American Capital Strategies, Ltd., Laminar Direct Capital L.P. and USRG ASA, LLC pursuant to which obtained a $62.5 million commitment to purchase subordinated notes with an interest rate of 17% and a maturity of nine years. As of June 30, 2006, we had issued an aggregate principal amount of $2.7 million of subordinated notes and used the proceeds to fund a portion of the construction and development costs of our Linden, Albion and Bloomingburg facilities. We expect to repay the subordinated notes from the proceeds of this offering and terminate the commitment to purchase subordinated notes. See “—Subordinated Notes.”

In September 2006, we entered into a Bridge Note Purchase and Security Agreement with American Capital Financial Services, Inc., as administrative agent, and American Capital Strategies, Ltd., Laminar Direct Capital L.P., US Renewables Group, LLC, Fagen, ASAlliances Holdings, L.P., and Midwest First Financial, Inc. all of whom are, or are affiliated with, our current stockholders, whereby the parties have agreed to provide bridge financing to us in the form of up to $7.5 million in senior subordinated notes. The proceeds from these notes may be used by us to pay costs associated with the development of our planned Mt. Vernon, Tipton and McLeansboro facilities and costs associated with this offering. The notes bear interest on the outstanding principal amount at a rate of 12% per annum. Upon repayment of the notes, we are required to make an additional interest payment in order to make the interest paid by us equal to an amount that will generate a 35% annualized internal rate of return on the notes. We anticipate that we will redeem all of the notes with the proceeds of this offering. As of                     , 2006, we have issued $             million in aggregate principal amount of bridge notes. The notes mature in September 2007.

As of June 30, 2006, we had issued an aggregate of 532,286 of our Class A Membership Units, 233,382 of our Class B Membership Units and 144,000 of our Class C Membership Units for aggregate proceeds of $84.7 million. Pursuant to our limited liability company agreement, we have the ability to require our members to make additional capital contributions to us in exchange for additional equity interests up to $10.5 million. We anticipate that we will require our members to contribute all of such amount prior to the closing of this offering in connection with the construction of our Linden, Albion and Bloomingburg facilities. All of our outstanding units will convert to common stock immediately prior to the closing of this offering pursuant to the terms of the Conversion. See “Prospectus Summary—The Conversion.”

Capital Expenditures

Capital expenditures of $85.5 million and $2.9 million for the six months ended June 30, 2006 and for the year ended December 31, 2005 were mainly attributable to construction activities at our Linden and Albion facilities.

As we continue to construct and develop our Linden, Albion and Bloomingburg facilities, we expect that our capital expenditures will continue to increase. We anticipate that the total expenditures for the completion of these facilities will be approximately $433 million. As of June 30, 2006, we have capitalized $88.4 million on the development and construction of these facilities. This amount has been funded through $84.7 million in equity contributions and $2.7 million in subordinated debt. We anticipate that these facilities will require expenditures totaling an additional $             million prior to completion. We anticipate that we will fund these additional expenditures through $             in proceeds from this offering and $             million from our senior credit facility.

We will also incur substantial additional capital expenditures in connection with the construction and development of our planned Mt. Vernon, Tipton and McLeansboro facilities. We anticipate that the total expenditures to complete these facilities will range from $             million to $             million. As of June 30, 2006, we have spent $             million on the development of these facilities. This amount has been funded through the issuance of $             million of bridge notes discussed above. We anticipate that these facilities will require expenditures totaling an addition $             million prior to completion. We anticipate that we will fund these additional expenditures through $             in proceeds from this offering and $             million under future debt arrangements. We have not made arrangements for additional debt financing to fund the construction of our planned Mt. Vernon, Tipton and McLeansboro facilities. We may not be able to raise additional funds in the future to finance the construction of such facilities or, if such additional funds are made available to us, we may not be able to obtain such additional financing on terms acceptable to us.

Our principal sources of liquidity have been the sale of our limited liability company units and borrowings under our subordinated debt. Once we commence operations, we anticipate that, in addition to these sources, borrowings under our senior credit facility and cash flows from operations will be additional sources of liquidity. In addition to funding operations, our principal uses of cash have been, and are expected to be, in connection with the construction of our facilities, including servicing construction debt.

We anticipate that available borrowings under our senior credit facility together with the proceeds of this offering will be sufficient to meet our anticipated future operating expenses and capital expenditures for this year. However, our future financial position and liquidity will depend upon our future operating performance, primarily our future cash flow from operations, which will be affected by general economic, financial, competitive, legislative, environmental, regulatory, business and other factors beyond our control.

Senior Credit Facility

On February 6, 2006, we entered into a senior credit facility with banks and other financial institutions as lenders and WestLB AG, New York Branch, as administrative agent, with availability under the senior credit facility up to a maximum principal amount of $275 million for the development, construction and operation of our Linden, Albion and Bloomingburg plants. This includes subfacilities for each of the plants under which approximately $59 million is available as tranche A construction loans for each of our Linden, Albion and Bloomingburg plants and approximately $33 million is available as tranche B construction loans for each of our Linden, Albion and Bloomingburg plants. With the approval of WestLB AG, during the construction period, we may use any amounts not utilized with respect to any of these specific plants for any of the other two plants. After completion of construction, we may freely use any amounts not utilized with respect to any of these specific plants for any of the other two plants. The construction loans are available until the earlier of the completion of such plant or March 15, 2008.

Tranche A loans under the senior credit facility bear interest at our option at the administrative agent’s base rate (which is the higher of the federal funds effective rate and the administrative agent’s prime rate) plus 1.50% per annum or an eurodollar rate based on LIBOR plus 2.50% per annum and tranche B loans under the senior credit facility bear interest at our option at the base rate plus 3.50% per annum or LIBOR plus 4.50% per annum. We pay quarterly commitment fees of 0.50% per annum on the average daily unused amount available for construction loans under the senior credit facility. We also pay the agents under the senior credit facility customary agents’ fees.

At June 30, 2006, no indebtedness was outstanding under the senior credit facility, leaving approximately $275 million available for future borrowings. Each of our subsidiaries, ASA Opco Holdings, LLC, ASA Linden, LLC, ASA Albion, LLC and ASA Bloomingburg, LLC, is a co-borrower and jointly and severally liable for the loans and credit agreement obligations. Upon completion of each plant and full payment of all its costs and the satisfaction of certain other conditions, including certification by the lenders’ independent engineer of final completion of the plant and satisfactory confirmation of the final air emission tests for such plant, funding of reserve accounts, absence of defaults under the loan documents, receipt of satisfactory operating budgets, evidence of adequate insurance, and necessary governmental and other approvals, the construction loans can be converted into term loans. Amounts borrowed and repaid under the senior credit facility may not be re-borrowed.

The obligations under the senior credit facility are secured by first priority liens on all assets of the borrowers and a pledge of all of our equity interests in our subsidiaries. In addition, substantially all cash of the borrowers is required to be deposited into blocked collateral accounts subject to security interests to secure obligations in connection with the senior credit facility and the subordinated notes. The senior credit facility requires us to maintain cash reserves or letters of credit for construction costs, including contingencies, liquidated damages, debt service, operating costs, scheduled and unscheduled maintenance, swap and commodity hedge settlement obligations, and other costs in accordance with the terms of the senior credit facility. Funds will be released from such accounts in accordance with the terms of the senior credit facility.

The borrowers’ obligations under the senior credit facility are senior in right of payment to the borrowers’ subordinated notes and the liens and security interests securing such obligations under the senior credit facility rank senior in priority to the liens and security interests securing the subordinated notes. In the event that the construction loans are not converted into term loans, they mature on March 15, 2008. Any tranche A term loans would be payable in equal quarterly installments of principal of $2.6 million each and any tranche B term loans would be payable in equal quarterly installments of principal of $1.5 million each, with accrued interest on the unpaid loans commencing with the date the construction loans are converted to term loans in accordance with the terms of the senior credit facility and ending on the earlier of 78 months after the term loan conversion date and June 30, 2014.

We are also required to prepay the construction loans and the term loans with the net proceeds of certain insurance, condemnation and asset sales not used to restore or replace the affected property, certain payments received from the termination of project documents and the debt that we incur in the form of a guaranty on tax increment financing notes or similar bonds that may be issued by the Community Redevelopment Authority of the City of Albion.

In addition, we will be required to prepay the term loans quarterly in the following amounts:

•	40% of excess cash flow (as defined in the senior credit facility) after the payment of debt service, operating expenses and the provision for required reserves;

•	any other excess cash flow shall be applied to pay the term loans if our historical debt service coverage ratio for the four quarters prior to the quarterly payment date is less than 1.5 to 1; and

•	the excess cash on deposit in the reserve accounts if after July 1, 2009, the volumetric ethanol excise tax credit set forth in the Internal Revenue Code of 1986 that allows a credit against gasoline taxes has expired or is scheduled to expire in less than 18 months.

All prepayments must be accompanied by payment of accrued interest on the principal prepaid. In connection with any prepayment, we must reduce the notional amount of required interest rate agreements to an amount not to exceed the aggregate amount of the loans and make a payment to settle any corresponding liability.

We may prepay all loans under the senior credit facility on any interest payment date without premium or penalty (other than customary LIBOR breakage costs), subject to certain notice requirements.

The senior credit facility contains various covenants that, among other restrictions, limit our ability and the ability of our subsidiaries to:

•	make distributions and pay dividends;

•	incur indebtedness and swap and hedge obligations;

•	grant or assume liens;

•	make certain investments;

•	issue equity in the borrowers not pledged to the lenders;

•	sell, transfer, assign or convey assets, or engage in certain mergers or acquisitions;

•	engage in transactions with affiliates;

•	change the scope of any of our Linden, Albion or Bloomingburg plants;

•	amend to our charter documents, project and subordinated debt documents and certain other agreements or enter into any new project documents without the lenders’ consent; and

•	amend construction and operating budgets.

Our senior credit facility contains customary events of default and also includes the following additional events of default:

•	failure to complete the plants by the earlier of 22 months from the date of first borrowing and March 15, 2008;

•	defaults on other indebtedness by us or our subsidiaries or Cargill or, until the completion of the plants, certain defaults by Fagen, but only if such default has a material adverse effect on us or our operations (with respect to Cargill or Fagen); and

•	a change of control (as defined in the senior credit facility), which includes: (1) Cargill going below a 4.9237% equity ownership interest in us; or (2) Fagen, together with its affiliates, going below a 2.6377% equity ownership interest in us.

If an event of default resulting from bankruptcy or other insolvency events occurs, the credit agreement obligations will immediately mature. If any other event of default continues, holders of a majority in principal outstanding under the senior credit facility may declare all the obligations then outstanding to be immediately due. If any event of default continues, the lenders and the administrative agent may exercise their rights to collect the loans, including taking possession of and foreclosing on the collateral.

At June 30, 2006, we were not in compliance with certain covenants under the senior credit facility, and we sought and received waivers or extensions from the lenders. No amounts were outstanding under the senior credit facility as of that date.

We intend to seek additional debt financing in connection with our planned Mt. Vernon, Tipton and McLeansboro sites. The terms of any such financing may not be comparable to, or as favorable to us as, the terms of the senior credit facility.

Subordinated Notes

In February 2006, we entered into a note and equity purchase agreement with American Capital Strategies, Ltd., Laminar Direct Capital L.P. and USRG ASA, LLC pursuant to which we secured a $62.5 million commitment to purchase subordinated notes and issued 40,000 of our Class B Units representing 15.63% of our Class B Units. As of June 30, 2006, we had issued an aggregate principal amount of $2.7 million of subordinated notes and used the proceeds thereof to fund the continuing construction of our Linden, Albion and Bloomingburg plants. The subordinated notes bear interest at 17% and mature in February 2015. The subordinated notes are redeemable at 104.0% of the principal amount thereof plus accrued interest if redeemed prior to February 2007.

At June 30, 2006, we were not in compliance with certain covenants under the subordinated notes, and we sought and received waivers or extensions from the noteholders.

As the transactions contemplated by this offering require the subordinated notes to be prepaid pursuant to their terms, we expect to repay the subordinated notes from the proceeds of this offering. Upon repayment, the commitment to purchase subordinated notes will terminate and we will no longer be able to borrow funds under this commitment.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations

The following summarizes our significant obligations and commitments to make future contractual payments as of June 30, 2006. These obligations and commitments relate to our planned Linden, Albion and Bloomingburg facilities only. We anticipate incurring additional obligations and commitments with respect to our planned facilities in Mt. Vernon, Tipton and McLeansboro. We have not guaranteed the debt or obligations of any other party, nor do we have any other arrangements or relationships with other entities that could potentially result in unconsolidated debt or losses.

	Payments Due by Period
	Total	1 Year or Less	2-3 Years	4-5 Years	After 5 Years
	(in thousands)
Corn Supply[1]	$120,000	$—	$9,833	$12,000	$98,167
Construction Contracts[2]	208,385	159,828	48,557	—	—
Management and Administrative Fees[3]	15,375	2,375	4,750	4,750	3,500
Loan Commitment Fees[4]	406	406	—	—	—
Subordinated debt[5]	2,657	—	—	—	2,657

Total contractual obligations	$346,823	$162,609	$63,140	$16,750	$104,324

[1]	We will pay to Cargill under the corn supply agreement a minimum handling and origination fee of $2 million per year per ethanol facility. See “—Components of Revenues and Expenses.”
[2]	We have entered into lump sum design-build contracts and other construction contracts for each of our Linden, Albion and Bloomingburg facilities. See “—Liquidity and Capital Resources, Capital Expenditures.”
[3]	In February 2006, we entered into a fee agreement which provided certain of our stockholders an annual management fee of $1.5 million for the first six years and $750,000 thereafter. The fee agreement also provides certain of our stockholders with an annual $750,000 development fee for a period of five years. We also agreed to pay an administrative agent fee to the senior credit facility lender in the amount of $125,000 per year until the debt is paid in full.
[4]	This fee represents a fifty basis point commitment fee on the unfunded senior credit facility amounts and is based on estimated timing of fundings.
[5]	As of June 30, 2006, we had $2,656,650 in subordinated debt obligations.

Quantitative and Qualitative Disclosures about Market Risk

We will be subject to market risk with respect to the price of ethanol. In general ethanol prices are influenced by the supply and demand for gasoline, the availability of oxygenate substitutes and the effect of laws and regulations. During the period from July 1, 2001 to June 30, 2006, ethanol prices (based on average U.S. ethanol rack prices from Bloomberg) have ranged from a low of $0.94 per gallon in 2002 to a high of $3.82 per gallon in 2006, averaging $1.60 per gallon during this period.

We will also be subject to market risk with respect to the price of distillers grains, a secondary product of the ethanol production process. In general, the prices for distillers grains are dependent upon the local demand for animal feed products and alternative local sources of animal feed products. During the period from July 1, 2001 to June 30, 2006, average dried distillers grains prices have ranged from a low of $83 per ton to a high of $146 per ton.

We will also be subject to market risk with respect to the price and availability of corn, the principal raw material we use to produce ethanol and ethanol byproducts. Rising corn prices would result in lower profit margins. This is especially true when market conditions do not allow us to pass along increased corn costs to our customers. The availability and price of corn is subject to wide fluctuations due to numerous macroeconomic and other external factors. The price fluctuation in corn prices over the ten-year period from July 1, 1996 through June 30, 2006, based on the CBOT daily futures data, has ranged from a low of $1.75 per bushel in 2000 to a high of $5.48 per bushel in 1996.

We will also be subject to market risk with respect to our supply of natural gas, which is consumed in the manufacture of ethanol and has historically been subject to volatile market conditions. Natural gas prices and availability are affected by numerous macroeconomic and other external factors. The price fluctuation in natural gas prices over the six-year period from July 1, 2000 through June 30, 2006, based on the NYMEX daily futures data, has ranged from a low of $1.83 per MMBtu in 2001 to a high of $15.38 per MMBtu in 2005.

To reduce price risk caused by market fluctuations in the commodities, we will work with Cargill to enter into exchange traded commodities futures, options and swaps. These hedging arrangements will also expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price of the commodities.

On February 6, 2006, we entered into an interest rate swap related to our senior credit facility with the lead bank of the syndicate. The interest rate swap is recorded at fair value in the accompanying consolidated balance sheet, with changes in fair value recognized in the consolidated statement of operations. The swap is intended to hedge approximately half of our estimated exposure to interest rate fluctuations during the construction of our Linden, Albion and Bloomingburg plants.

We will account for these derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Under this standard, the accounting for changes in the fair value of a derivative depends upon whether it has been designated in a hedging relationship and, further, on the type of hedging relationship. To qualify for designation in a hedging relationship, specific criteria must be met and appropriate documentation maintained.

INDUSTRY OVERVIEW

According to the RFA, the United States fuel ethanol industry has experienced rapid growth of production, increasing from 1.3 billion gallons produced in 1997 to 3.9 billion gallons produced in 2005. We believe substantially all of the ethanol production in the United States is currently used as a fuel additive in gasoline, with some limited amounts of production being utilized for industrial purposes.

Fuel Ethanol Usage

Ethanol is marketed as an oxygenate to reduce vehicle emissions as part of federal and state clean air programs, as an octane enhancer to improve engine performance and as a fuel extender to extend the volume of gasoline. As such, the demand for ethanol has historically been driven by the demand for gasoline and ethanol’s inclusion as a gasoline additive. The United States Department of Energy, or DOE, estimates that gasoline consumption will increase from the current 9.3 million barrels per day to over 13.3 million barrels per day by 2025. The following chart illustrates growing demand for both gasoline and ethanol.

US Gasoline and Ethanol consumption

Octane Enhancer

Ethanol increases the octane rating of gasoline with which it is blended, improving engine performance. Pure ethanol has an average octane rating of 113, while standard reformulated gasoline blendstock for oxygen blending, or RBOB, has an octane rating of 83.7. As such, ethanol is used by gasoline suppliers as an octane enhancer both for producing regular grade gasoline from lower octane blending stocks and for upgrading regular gasoline to premium grades.

Clean Air Additive

A clean air additive is a substance that, when added to gasoline, reduces tailpipe emissions, resulting in improved air quality characteristics. Ethanol contains 35% oxygen, approximately twice that of MTBE, an alternative oxygenate to ethanol, the use of which is being phased out because of environmental and health concerns. When added to gasoline, the additional oxygen in the ethanol results in more complete combustion of the fuel in the engine cylinder than non-blended gasoline. This in turn results in reduced tailpipe emissions by as much as 30%, including a 12% reduction in volatile organic compound emissions when blended at a 10% level. Ethanol also displaces the use of some gasoline components like benzene, a known carcinogen. Ethanol is non-toxic, water soluble and biodegradable.

Fuel Extender

Ethanol extends the volume of gasoline by the amount of ethanol mixed into conventional gasoline, thereby reducing dependence on imported crude oil and refined gasoline. We believe that utilizing ethanol as a fuel extender is attractive to refiners of petroleum products because ethanol is easily added to gasoline after the refining process, thereby reducing the need for large, capital intensive installation projects at refineries.

E85, a Gasoline Alternative

Ethanol is the primary blend component in E85, a fuel blend comprised of 85% ethanol. Vehicles must be specially equipped to use E85 fuel. According to the National Ethanol Vehicle Coalition, approximately 6.0 million U.S. vehicles are flexible fuel vehicles, or FFVs, which are capable of using E85. U.S. automakers receive incentives under federal fuel economy standards for producing FFVs. E85 is generally priced lower on a per gallon basis than gasoline because most FFVs experience a reduction in mileage when using E85. E85 has been and is currently being used in Brazil, where over half of new vehicles sold are FFVs.

Demand for Ethanol

We believe that the ethanol market will continue to grow as a result of favorable economics, the replacement of MTBE, a shortage of domestic petroleum refining capacity, geopolitical concerns and federally mandated renewable fuel usage.

Favorable Production Economics Relative to Gasoline

Ethanol currently represents an economically attractive source of fuel. We believe that the cost of producing a gallon of ethanol is now lower than the cost incurred by refiners to produce a gallon of gasoline. We believe this will enable ethanol to grow not only as a strategic blend component, but also as an alternative in the form of E85.

Replacement of MTBE

Because of their blend characteristics, availability and cost, ethanol and MTBE were the two primary additives used to meet the Clean Air Act’s oxygenate requirements. Because MTBE could be produced and blended with gasoline at the refinery and transported through a pipeline, it was initially the preferred oxygenate ingredient used by the petroleum industry in most reformulated gasoline. Before 2003, ethanol was used primarily as a fuel extender and octane enhancer, predominantly in the Midwest. In recent years, as a result of health and environmental concerns, 25 states representing more than half of the MTBE consumed in the U.S., including California, New York and Connecticut, have banned or significantly limited the use of MTBE. Product liability concerns regarding MTBE increased following passage of the Energy Policy Act, which did not contain limitations on product liability claims relating to MTBE use. As a result, refiners are now expediting the phase-out of MTBE nationwide, creating additional demand for ethanol outside of the Midwest. As MTBE is replaced, ethanol is positioned to be the most likely substitute for MTBE because of its favorable production economics, high octane rating and clean burning characteristics.

Shortage of Domestic Petroleum Refining Capacity

According to the Energy Information Administration or EIA, the number of operable U.S. petroleum refineries has decreased from 319 in 1980 to 148 in 2005. Also according to the EIA, while domestic refining capacity has decreased approximately 5% from 1980 to 2005, domestic demand has increased 21% over the same period. The EIA expects growth in refining capacity to average 1.3% per year until 2025, with demand for refined petroleum products growing at 1.5% per year over the same period. Because ethanol is blended with gasoline after the refining process, it directly increases domestic fuel capacity.

Demand Due to Reliance on Foreign Oil

The U.S. is increasingly dependent on foreign oil. According to the EIA, crude oil imports represented 65% of the U.S. crude oil supply in 2005 and are estimated to rise to 71% by 2025. Political unrest and attacks on oil infrastructure in the major oil producing nations, particularly in the Middle East, have periodically disrupted the flow of oil. Fears of terrorist attacks have added a “risk premium” to world oil prices. At the same time, developing nations such as China and India have increased their demand for oil. As a result, world oil prices topped $70 a barrel at times during 2005 and 2006 and have averaged above $60 a barrel thus far in 2006. As a domestic, renewable source of energy, ethanol reduces the U.S. dependence on foreign oil by increasing the availability of domestic fuel supplies. The RFA calculates that in 2004 alone, the use of ethanol reduced the U.S. trade deficit by $5.1 billion by eliminating the need to import 143.3 million barrels of oil.

Renewable Fuels Standard

In August 2005, President Bush signed the Energy Policy Act establishing the RFS, which eliminated the mandated use of oxygenates and mandates annual use of 7.5 Bgpy of renewable fuels in the U.S. fuel supply by 2012. The RFS requires motor fuels sold in the U.S. to contain in the aggregate the following minimum volumes of renewable fuels in future years:

Mandated Ethanol Consumption under RFS

We expect this mandate will result in a significant increase in demand for ethanol, one form of renewable fuel. The rules for implementation of the RFS and the Energy Policy Act are still under development and some or all of the RFS may be delayed or waived. Although the RFS should provide for growing demand, we believe the actual use of ethanol and other renewable fuels will surpass the mandated requirements, especially in the early years of implementation of the RFS. Additional legislation that we believe affects the demand for ethanol, including the federal tax incentive program, is discussed below under “Business—Regulation.”

State Mandates

The following chart shows state ethanol mandates as of June 30, 2006:

State Ethanol Mandates

Source:        The American Coalition for Ethanol (ACE), Renewable Fuels Association and Green Car Congress

1	B2—B2 Biodiesel, is comprised of a “blend” of 2% Biodiesel and 98% petroleum diesel; B5—B5 Biodiesel, is comprised of a “blend” of 5% Biodiesel and 95% petroleum diesel
2	E10—the usage of 90% gasoline blended with 10% ethanol; E20—the usage of 80% gasoline blended with 20% ethanol
3	The mandate is enacted but it will go into effect when Montana reaches 30 mmgy of in-state production
4	Ethanol: 10% of total sales when sufficient in-state production is reached; biodiesel: 5% of total sales
5	As a percentage of total sales
6	The mandate will become effective when the production cost of ethanol is below that of gasoline for 60 days or more

Ethanol Producers

The domestic ethanol industry is highly fragmented, with more than 90% of ethanol producers operating only one production plant. Further, as of June 30, 2006, only two ethanol producers operated three or more facilities that were producing ethanol. As such, most all ethanol producers fail to achieve any economies of scale associated with operating multiple ethanol plants. The following chart illustrates the highly fragmented nature of the ethanol production market.

Source: Renewable Fuels Association

Historically, ethanol plants were built in close proximity to corn production regions. Additionally, in the past, demand for ethanol was highest in the Midwest. As such, virtually all ethanol is currently produced in the Corn Belt. However, demand for ethanol has recently increased in other areas, such as the East and West Coasts and the Gulf Coast. The following chart demonstrates the concentration of current ethanol facilities and the location of our planned facilities:

Source: RFA

BUSINESS

We are a development-stage ethanol company pursuing large-scale production and nationwide distribution of ethanol supported by low-cost production, secure corn supply and sophisticated logistics and risk management capabilities. We are currently constructing three modern fuel ethanol plants that will each have the nameplate capacity to produce at least 100 Mgpy of denatured ethanol and are developing three additional sites on which we expect to begin construction of three additional 100 Mgpy denatured ethanol plants in late 2006 or early 2007. Upon completion of our facilities under construction and our facilities in development, we expect to have the combined capacity to produce at least 300 Mgpy of ethanol by November 2007 and 600 Mgpy of ethanol by the end of the third quarter of 2008. Each of our initial six facilities will be strategically located on the outer edge of the Corn Belt of the United States, which we believe will provide significant cost advantages and nationwide multi-modal distribution capabilities. To date, all of our activity has been focused on the acquisition of real property for our first three planned facility sites, commencing construction at these sites, arranging for approximately $440 million in financing, which we believe will be sufficient to fully fund the construction of these first three facilities, entering into agreements with Cargill and Fagen as described below and other development activities related to our second three planned facilities. In addition, we have obtained options to purchase sites for the construction of the three additional facilities we are developing and are in the process of obtaining permits and performing preliminary site work. We have not conducted any other significant business operations.

The first three plants are strategically located on the western and eastern edges of the Corn Belt of the United States in Linden, Indiana, Albion, Nebraska, and Bloomingburg, Ohio and are adjacent to grain sites owned and operated by Cargill. The Linden and Bloomingburg plants are expected to be two of the closest ethanol plants to the high-demand East Coast ethanol markets, while the Albion plant is expected to be one of the largest ethanol plants serving the West Coast ethanol markets. Each facility is being constructed by Fagen under a design-build contract. Fagen has been and is currently involved in the design and construction of several other ethanol plants located in the United States. Each facility is guaranteed by Fagen to produce at least 100 Mgpy of denatured ethanol, and we have obtained permits to produce up to 123 Mgpy of ethanol at each of these facilities. We currently expect ethanol production to begin at the Linden and Albion plants in mid-2007 and at the Bloomingburg plant in late 2007.

We have entered into long-term agreements with Cargill with respect to our first three facilities, pursuant to which Cargill has agreed (1) to supply all of our facilities’ corn and natural gas requirements; (2) to purchase, market and distribute all of our ethanol and distillers grains and (3) to provide us with corn and natural gas risk management services. Each of our plants will be located adjacent to an existing Cargill grain elevator, which is expected to provide each plant with all of its corn storage and handling needs. We anticipate that each of the grain facilities will provide us with an average of more than 35 days of corn storage for our facilities.

The three additional sites that we have identified for development are located on the eastern edge of the Corn Belt of the United States. The sites are located in Mt. Vernon and Tipton, Indiana, and McLeansboro, Illinois. We expect to begin construction of an ethanol production plant on each of these three sites in late 2006 or early 2007 that will each have the nameplate capacity to produce at least 100 Mgpy of denatured ethanol. Our Mt. Vernon, Tipton and McLeansboro facilities will be located adjacent to grain sites owned or supplied by Cargill pursuant to a long-term contractual arrangement. We are currently negotiating arrangements with Cargill with respect to these three planned facilities and we anticipate these agreements will be similar to the agreements we have in place with respect to our first three facilities described above. These three planned facilities will target the large, high-demand ethanol markets along the East Coast as well as the Gulf Coast ethanol markets. We have acquired options to purchase each of the sites and are in the process of obtaining the necessary construction and environmental permits and performing preliminary site work. We are in negotiations with a leading engineering and construction company for the EPC contracts for these plants. While we anticipate that we will complete all six of the facilities described above, circumstances could arise, such as competitors constructing adjacent facilities, that may require us to identify other suitable locations for one or more of our Mt. Vernon, Tipton or McLeansboro facilities.

Competitive Strengths

We believe that our competitive strengths include:

•	Strategically located facilities. We believe that our planned facility sites, on the outer edges of the Corn Belt, will provide us with:

•	transportation cost savings and logistical advantages as compared to other ethanol producers while maintaining access to abundant corn supply and end-user markets for distillers grains;

•	the ability to pursue a nationwide distribution strategy that will provide us with better geographic diversification than most other ethanol producers;

•	access to multiple modes of transportation which will allow us to distribute our ethanol to end-user markets more efficiently than other ethanol producers with more limited transportation infrastructure; and

•	access to a reliable supply of low-cost corn and existing infrastructure, including feedstock storage and existing rail lines because our facilities will be located adjacent to large-scale grain facilities owned or supplied by Cargill.

•	Large-scale production capabilities. According to the RFA, the average U.S. ethanol production facility capacity in 2005 was less than 50 Mgpy, and a majority of producers only operate a single facility. By comparison, we are planning to construct and operate six 100 Mgpy facilities by the end of the third quarter of 2008, with potential additional large-scale developments beyond 2008. Each of our facilities will have scale and infrastructure that we believe will enable us to:

•	use unit trains, where all of the cars are shipped from the same origin point to the same destination, which will allow us to ship our finished ethanol product more efficiently than those ethanol producers that are unable to use unit trains;

•	store corn for an average of more than 35 days in order to take advantage of attractive corn purchasing opportunities; and

•	realize cost savings with respect to labor and other facility-level costs relative to smaller ethanol producers.

•	Long-term agreements with Cargill that provide significant economic and strategic benefits. Cargill is one of the world’s largest agriculture companies and has been in the business of buying grains and selling processed grain products for over 140 years. Cargill is one of the largest buyers of corn in the United States and is one of the largest users of rail and other logistic services. Our first three facilities will be located adjacent to existing Cargill grain facilities and Cargill has agreed to supply each of these facilities with 100% of our corn requirements pursuant to 20-year supply agreements and has also agreed to purchase, market and distribute, in close consultation with us, 100% of our ethanol and distillers grains production pursuant to 10-year marketing agreements. In addition, we plan to construct three additional facilities, which will be located adjacent to existing grain facilities which Cargill either owns or supplies. We are currently negotiating similar arrangements with Cargill with respect to these three planned facilities. We believe our relationship with Cargill provides us with the following advantages:

•	access to a reliable supply of corn;

•	access to reliable and low-cost differentiated transportation and logistics infrastructure;

•	utilization of a portion of Cargill’s existing infrastructure, which will reduce our capital costs;

•	contractual arrangements with Cargill with respect to offsetting our revenues and expenses that allows us to significantly reduce our working capital needs;

•	flexibility in marketing our ethanol and distillers grains; and

•	expertise in risk management and mitigation with respect to corn, ethanol, natural gas and distillers grains.

In addition, we believe our relationship with Cargill positions us well with large end-users of ethanol due to the reliability and creditworthiness of Cargill compared to other ethanol producers that market ethanol directly or through other marketing channels.

•	Modern technology. Our six planned facilities will use modern production technology, which we believe will result in lower capital costs, lower operating costs, including lower energy consumption, and more efficient conversion of corn to ethanol than older facilities that use less efficient technology. For example, we believe that our planned facilities will have efficient energy systems and heat recovery technology that requires relatively less energy than older dry-mill ethanol facilities. We have retained Fagen to design and build our first three facilities using a process design and technology licensed from ICM. Fagen has a license from ICM to use ICM’s proprietary ethanol plant process design and technology for the plants that Fagen constructs. We believe that Fagen is one of the leading construction and design teams for ethanol facilities with production capacity of 100 Mgpy or greater. Fagen has been and is currently involved in the design and construction of several other ethanol plants located in the United States. We are presently negotiating with another leading contractor with respect to EPC contracts for our second three planned facilities.

•	Experienced management team. Our senior management team has over 100 aggregate years of experience in the agricultural, energy, ethanol related industries. Our management team has a successful track record of supervising engineering, start-up and operations of facilities in the industry and other related industries. In addition, members of our senior management team have extensive experience in debt and equity capital market transactions, as well as cash management and risk management activities. We believe that our management team’s experience and track-record are important assets that will assist us in implementing our business strategies.

Business Strategy

Our objective is to become a market leader in the ethanol industry. Key elements of this strategy include the following:

•	Add production capacity to meet growing demand for ethanol. According to Muse Stancil and the Energy Information Administration, the U.S. demand for ethanol is expected to grow from 3.83 Bgpy in 2005 to 7.86 Bgpy in 2010, representing 5.1% of the gasoline market. We intend to capitalize on this rapidly growing market by significantly expanding our production capacity over the next several years, both through the construction of our currently planned six facilities which we expect will provide us with at least 600 Mgpy of production capacity, as well as through additional construction or acquisition opportunities. In pursuing our expansion strategy, we intend to continue to leverage our existing relationships with Cargill, Fagen and other leading service providers by building additional large-scale plants near abundant corn supply in locations with access to mainline rail lines and/or major waterways. We may, subject to further agreement with Cargill and ICM, also grow our production capacity through the expansion of one or more of our currently planned facilities. We will continue to focus on diversifying our geographical presence to expand our access to different end-user markets.

•

Pursue cost efficient operations. We intend to capitalize on our strategic location advantages, outsourcing of supply chain management and scale advantages to pursue further operating cost efficiencies. In addition, we plan to continuously evaluate capital improvements made available by technological developments in the industry to reduce our production costs and increase our production yields. Subject to further agreement with ICM, we also intend to pursue selective optimization initiatives, where appropriate, to allow us to increase our production volumes above our nameplate capacity without significant capital investments. We will continuously explore employing energy source alternatives to natural gas to reduce our energy costs. For example, our planned McLeansboro facility is sited in close proximity to abundant reserves of low-cost coal, which may provide us with future flexibility to explore using coal as a fuel source.

•	Focus on reducing risks. We have designed our business model with the intention of optimizing our risk profile. For example, our planned facilities will be situated in four different regions of the Corn Belt which should reduce our exposure to price and supply fluctuations in regional corn markets which can be affected by the weather and other factors. In addition, Cargill will assume a portion of our risk associated with the acquisition and supply of our corn inventory by owning and storing the corn until the day of production and taking legal title to ethanol and distillers grains at the time the product is loaded for transport. We will continue to explore and employ alternative risk management strategies through such actions as:

•	working with Cargill to purchase futures and/or forward contracts for our corn and natural gas;

•	working with Cargill to sell futures and/or forward contracts for our ethanol and distillers grains production;

•	working with Cargill to sell our ethanol and distillers grains production forward under fixed price and/or indexed contracts; and

•	working with Cargill to lock in a portion of our gross margin by entering into long-term, fixed-price indexed off-take contracts with large-scale end users.

•	Pursue acquisition opportunities. We believe that opportunities for expansion of our business through industry acquisitions will arise as the ethanol industry matures. We anticipate that smaller-scale producers may opt for consolidation given the economic and operational advantages associated with large-scale production and nationwide distribution capabilities. We have evaluated, and will continue to evaluate, opportunities to acquire additional ethanol production and potential sites that are under development that increase our economies of scale and/or broaden our geographic footprint. In addition, we believe that our ability to access the capital markets upon completion of this offering should provide us with a flexible financial structure that will facilitate our acquisition strategy.

•	Explore new technologies. We will continually evaluate new technologies to lower our costs and to improve our plant efficiencies. For example, we are evaluating the costs and feasibility of employing corn fractionation technology at our planned facilities. This technology could diversify the sources of our revenue by allowing us to increase the number and value of the co-products such as corn oil, deoiled corn germ, corn bran products and higher protein distiller’s grain. Fractionation technology could also reduce our plant’s energy requirements due to the reduction in the volume of distiller’s grains requiring drying. Finally, we are monitoring the technological advancements in the area of cellulosic ethanol and, with respect to any future plants we develop or acquire, will continue to evaluate the costs and feasibility of producing ethanol from lower-cost cellulosic plant biomass. In addition, to the extent that we believe it would be beneficial to our operations, we may evaluate modifying our technology at existing or new facilities to use other alternative feedstocks for the production of ethanol.

Our Planned Facilities

The table below provides an overview as of June 30, 2006 of our planned ethanol plants.

	Linden, Indiana Facility	Albion, Nebraska Facility	Bloomingburg, Ohio Facility	Mt. Vernon, Indiana Facility	Tipton, Indiana Facility	McLeansboro, Illinois Facility
Nameplate Ethanol Capacity	100 Mgpy	100 Mgpy	100 Mgpy	100 Mgpy	100 Mgpy	100 Mgpy

Estimated Distiller’s Grains Production (dry) per year	321,000 tons	321,000 tons	321,000 tons	321,000 tons	321,000 tons	321,000 tons

Corn grown during 2004-2005 crop year within 50-mile radius	287 million bushels	236 million bushels	127 million bushels	186 million bushels	263 million bushels	166 million bushels

Estimated Corn Processed Per Year	35.3 million bushels	35.3 million bushels	35.3 million bushels	35.3 million bushels	35.3 million bushels	35.3 million bushels

Available Corn Storage (approximate days of production)	35 days	25 days	35 days	45 days	45 days	30 days

Primary Energy Source	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Natural Gas

Water Supply	Municipal	Well	Municipal	Municipal	Municipal	Municipal

Available Transportation	CSX and BNSF	Union Pacific	CSX	CSX and barge	NS	CSX, UP and BNSF and rail to barge

Target Markets	East Coast	West Coast	East Coast	East Coast and Gulf Coast	East Coast and Gulf Coast	East Coast and Gulf Coast

The table below provides the current progress as of June 30, 2006 of our planned ethanol plants.

	Linden, Indiana Facility	Albion, Nebraska Facility	Bloomingburg, Ohio Facility	Mt. Vernon, Indiana Facility	Tipton, Indiana Facility	McLeansboro, Illinois Facility
Site Acquired	Yes	Yes	Yes	Option executed	Option executed	Option executed

Air Permit Received	Issued (modification in process)	Issued	Issued	No	No	No

Site Preparation Start Date	November 2005	November 2005	May 2006	Fourth Quarter 2006	First Quarter 2007	First Quarter 2007

Construction Permit Received	Yes	Yes	Yes	No	No	No

Cargill Agreements	Executed	Executed	Executed	In negotiation	In negotiation	In negotiation

Construction Contract	Executed	Executed	Executed	In negotiation	In negotiation	In negotiation

Notice to Proceed	March 2006	May 2006	No	No	No	No

Estimated Completion Date	June 2007	August 2007	November 2007	Second Quarter 2008	Second Quarter 2008	Third Quarter 2008

Site Selection Criteria

Our site location criteria encompass many factors, including the following:

•	proximity to existing facilities owned or supplied by Cargill;

•	proximity to existing feedstocks and abundant corn supplies;

•	direct access to mainline rail carriers and, where available multiple rail carriers;

•	access to other transportation alternatives including road and, where available, barge access;

•	water and utility availability and space for equipment and truck movement; and

•	access to a qualified labor force as well as local infrastructure that is capable of attracting and retaining top personnel.

The following chart illustrates the corn production in the United States and the locations of our planned facilities:

Source: United States Department of Agriculture

Linden Facility

Location. The Linden facility will be located on the eastern edge of the Corn Belt in Montgomery County in Linden, Indiana, approximately 59 miles northwest of Indianapolis, Indiana. Upon completion, we expect the Linden plant to be the largest ethanol facility located in Indiana.

Corn supply. Within a 50 mile radius of the Linden plant, approximately 287 million bushels of corn were produced in the 2004 - 2005 crop year, which runs from October 1 to September 30. We expect that the Linden plant will consume approximately 35 million bushels annually based on nameplate production. The Linden plant will compete for local corn with ethanol plants currently under construction in Marion, Indiana; Rensselaer, Indiana; South Bend, Indiana; Clymers, Indiana (all located within 70 miles of the Linden plant). Cash corn prices paid at Cargill’s Linden elevator averaged $2.14 per bushel between 2001 and 2005 and averaged $2.33 per bushel between 1996 and 2005, representing $0.13 and $0.11 below the near-month CBOT futures over the same period, respectively.

Transportation. The Linden plant has direct access to a main rail line of CSX and access to BNSF lines for rail transportation.

Ethanol market. Based on current market conditions, we anticipate that the ethanol produced by the Linden plant will be sold to the markets in the East Coast and Mid-Atlantic region of the U.S.

Distillers grains market. We anticipate that we will dry a large portion of the distillers grain produced at our Linden facility for sale to the Pennsylvania and upper New York dairy markets as well as the swine and poultry markets in the Carolinas and the Southeast region of the U.S. In addition, our distillers grains may be marketed into other markets throughout the U.S. and internationally.

Construction progress. Fagen began work on the Linden facility in March 2006 and we gave Fagen notice to proceed on March 31, 2006. We anticipate that the Linden facility will be completed, and operations at the facility will commence, in June 2007.

Albion Facility

Location. The Albion facility will be located on the western edge of the Corn Belt near Albion, Nebraska, approximately 125 miles northwest of Lincoln, Nebraska. The Albion plant is strategically located among the most dense corn production in the United States and near one of the world’s largest rechargeable groundwater reservoirs, providing a source of irrigation for corn during dry weather, which, in turn, provides for stable corn prices relative to other corn producing states.

Corn supply. Within a 50 mile radius of the Albion plant, approximately 236 million bushels of corn were produced in the 2004 - 2005 crop year. We expect that the Albion plant will consume approximately 35.3 million bushels annually based on nameplate production. The Albion plant will compete for local corn with ethanol plants currently operating or under construction in York, Nebraska; Ravenna, Nebraska; Columbus, Nebraska; Aurora, Nebraska; Plainview, Nebraska; Central City, Nebraska and Ord, Nebraska (all located within 70 miles of the Albion plant). Cash corn prices paid at Cargill’s Albion elevator averaged $2.06 per bushel between 2001 and 2005 and averaged $2.24 per bushel between 1996 and 2005, representing $0.22 and $0.23 below the near-month CBOT futures over the same period, respectively.

Transportation. The Albion plant has direct access to a main rail line of Union Pacific.

Ethanol market. Based on current prevailing market conditions, we anticipate that the ethanol produced by the Albion plant will be sold to the markets in the West Coast.

Distillers grains market. We anticipate that we will sell a larger portion of the distillers grains produced at our Albion facility, relative to our other facilities, as wet distillers grains due to the large proximate cattle feed market within the surrounding counties. We anticipate that we will be able to sell up to 50% of our distillers grains produced at our Albion facility on a wet basis which will result in savings on our natural gas costs at this facility.

Construction progress. Fagen began work on the Albion facility in March 2006 and we gave Fagen notice to proceed on May 15, 2006. We anticipate that the Albion facility will be completed, and operations at the Albion facility will commence, in August 2007.

Bloomingburg Facility

Location. The Bloomingburg facility will be located on the eastern edge of the Corn Belt in Bloomingburg, Ohio, approximately 38 miles southwest of Columbus, Ohio. Upon completion, we expect the Bloomingburg Plant to be the single largest ethanol facility located in Ohio.

Corn supply. Within a 50 mile radius of the Bloomingburg plant, approximately 127 million bushels of corn were produced in the 2004 - 2005 crop year. We expect that the Bloomingburg plant will consume approximately 35.3 million bushels annually based on nameplate production, and it is possible that we will import a portion of the corn requirements from other states. There are currently no operating plants in Ohio with any significant volume. Cash corn prices paid at Cargill’s Bloomingburg elevator averaged $2.13 per bushel between 2001 and 2005 and averaged $2.35 per bushel between 1996 and 2005, representing $0.14 and $0.10 below the near-month CBOT futures over the same period, respectively.

Transportation. The Bloomingburg plant has direct access to a main rail line of CSX, as well as rail access through switching with Union Pacific from Nebraska, Iowa and Illinois.

Ethanol market. Based on current prevailing market conditions, we anticipate that the ethanol produced by the Bloomingburg plant will be sold to the markets in the East Coast.

Distillers grains market. We anticipate that we will dry a large portion of the distillers grain produced at our Linden facility for sale to the Pennsylvania and upper New York dairy markets as well as the swine and poultry markets in the Carolinas and the Southeast region of the U.S. In addition, our distillers grains may be marketed into other markets throughout the U.S. and internationally.

Construction progress. We anticipate that Fagen will begin work on the Bloomingburg facility, and that we will give Fagen notice to proceed, in late September 2006. Commencement of construction activities at the Bloomingburg facility occurred later than the Linden and Albion facilities due to the length of the permitting process in Ohio. We anticipate that the Bloomingburg facility will be completed, and operations at the facility will commence, in November 2007.

Mt. Vernon Facility

Location. We expect to locate the Mt. Vernon facility on the eastern edge of the Corn Belt in Mt. Vernon, Indiana, approximately 120 miles west of Louisville, Kentucky.

Corn supply. Within a 50 mile radius of the Mt. Vernon plant, approximately 186 million bushels were produced in the 2004 - 2005 crop year. We expect that the Mt. Vernon plant will consume approximately 35.3 million bushels annually based on nameplate production, and it is possible that we will import a portion of the corn requirements from other states. There are currently no operating or plants under construction within 70 miles of the Mt. Vernon plant. Cash corn prices paid at Cargill’s Mt. Vernon elevator averaged $2.21 per bushel between 2001 and 2005 and averaged $2.41 per bushel between 1996 and 2005, representing $0.06 and $0.03 below the near-month CBOT futures over the same period, respectively.

Transportation. The Mt. Vernon plant is located on the Ohio River with barge access to the southern and Gulf Coast ethanol and distillers grains markets. In addition, the Mt. Vernon plant has direct access to a main rail line of CSX.

Ethanol market. Based on current prevailing market conditions, we anticipate that the ethanol produced by the Mt. Vernon plant will be sold to the markets in the East Coast and the Gulf Coast.

Distillers grains market. We anticipate that we will dry a large portion of the distillers grain produced at our Linden facility for sale to the swine and poultry markets in the Carolinas and the Southeast region of the U.S. In addition, our distillers grains may be marketed into other markets throughout the U.S. and internationally.

Site status. We have entered into an option to purchase the land for the Mt. Vernon site. We are currently negotiating with a leading construction and design firm, filing our construction permits and beginning preliminary site work. We expect to give notice to proceed in the fourth quarter of 2006. We currently anticipate that the Mt. Vernon facility will be completed, and operations at the facility will commence, in the second quarter of 2008.

Tipton Facility

Location. We expect to locate the Tipton facility on the eastern edge of the Corn Belt in Tipton, Indiana approximately 35 miles north of Indianapolis, Indiana.

Corn supply. Within a 50 mile radius of the Tipton plant, approximately 263 million bushels were produced in the 2004 - 2005 crop year. We expect that the Tipton plant will consume approximately 35 million bushels annually based on nameplate production, and it is possible that we will import a portion of the corn requirements from other states. The Tipton plant will compete for local corn with ethanol plants currently in operation, under construction or in development in Marion, Indiana; Rensselaer, Indiana; South Bend, Indiana and Clymers, Indiana (all located within 70 miles of the Tipton plant). Cash corn prices paid at Cargill’s Tipton elevator averaged $2.14 per bushel between 2001 and 2005 and averaged $2.33 per bushel between 1996 and 2005, representing $0.14 and $0.11 below the near-month CBOT futures over the same period, respectively.

Transportation. The Tipton plant has direct access to a main rail line of Norfolk & Southern.

Ethanol market. Based on current prevailing market conditions, we anticipate that the ethanol produced by the Tipton plant will be sold to the markets in the East Coast and the Gulf Coast.

Distillers grains market. We anticipate that we will dry a large portion of the distillers grain produced at our Linden facility for sale to the Pennsylvania and upper New York dairy markets as well as the swine and poultry markets in the Carolinas and the Southeast region of the U.S. In addition, our distillers grains may be marketed into other markets throughout the U.S. and internationally.

Site status. We have entered into an option to purchase the land for the Tipton site. We are currently negotiating with a leading construction and design firm, filing our construction permits and beginning preliminary site work. We expect to give notice to proceed in the first quarter 2007. We currently anticipate that the Tipton facility will be completed, and operations at the facility will commence, in the second quarter of 2008.

McLeansboro Facility

Location. We expect to locate the McLeansboro facility on the eastern edge of the Corn Belt in McLeansboro, Illinois, approximately 100 miles southeast of St. Louis, Missouri. Cargill does not own or operate the grain facility located at McLeansboro. We are negotiating with Cargill and the owner of the McLeansboro property for appropriate contracts to supply us with our corn requirements.

Corn supply. Within a 50 mile radius of the McLeansboro plant, approximately 166 million bushels were produced in the 2004 - 2005 crop year. We expect that the McLeansboro plant will consume approximately 35 million bushels annually based on nameplate production, and it is possible that we will import a portion of the corn requirements from other states. There are currently no operating or plants under construction within 70 miles of the McLeansboro plant. Cash corn prices paid at the McLeansboro elevator averaged $2.21 per bushel between 2001 and 2005 and averaged $2.41 per bushel between 1996 and 2005, representing $0.06 and $0.03 below the near-month CBOT futures over the same period, respectively.

Transportation. The McLeansboro plant is located near the Ohio River with anticipated barge access (via a rail spur which will connect the facility to a local barge handling facility) to the southern and Gulf Coast ethanol and distillers grains markets. In addition, the McLeansboro plant has direct access to a main line of CSX, and additional rail lines of Union Pacific and BNSF.

Ethanol market. Based on current prevailing market conditions, we anticipate that the ethanol produced by the McLeansboro plant will be sold to the markets in the East Coast and the Gulf Coast.

Distillers grains market. We anticipate that we will dry a large portion of the distillers grain produced at our Linden facility for sale to the swine and poultry markets in the Carolinas and the Southeast region of the U.S. In addition, our distillers grains may be marketed into other markets throughout the U.S. and internationally.

Site status. We have entered into an option to purchase the land for the McLeansboro site. We are currently negotiating with a leading construction and design firm, filing our construction permits and beginning preliminary site work. We expect to give notice to proceed in the first quarter of 2007. We currently anticipate that the McLeansboro facility will be completed, and operations at the facility will commence, in the third quarter of 2008.

Construction Contracts and Technology License

Design-build contracts. Each of our first three facilities is being constructed by Fagen, who has been or is currently involved in the design and construction of numerous other ethanol plants located in the United States, under a design-build contract utilizing a process design and technology licensed from ICM, an experienced process design firm in the ethanol industry. We have entered into lump sum design-build contracts with Fagen for each of our Linden, Albion and Bloomingburg facilities. Pursuant to these agreements, we are paying Fagen $96.3 million, subject to adjustment, for the construction of each of these facilities. The contracts provide that substantial completion of each facility will occur 522 days after we have given notice to proceed on the facility to Fagen, with the scheduled final completion of each facility occurring 575 days after we give the notice to proceed. We will pay an early completion bonus to Fagen of $28,000 per day for every day that substantial completion is achieved prior to the scheduled date. In addition, we will pay a production bonus for each facility that is producing ethanol and distillers grains that can be sold prior to substantial completion. In such instances, Fagen will be entitled to 40% of our net profits, after giving effect to our required interest payments under our senior and subordinated debt facilities for such period. In the event that Fagen does not achieve substantial completion of a facility within the required time frame, including achieving the 100 Mgpy nameplate capacity at such plant, we will be entitled to receive certain liquidated damages from Fagen. We have secured a performance bond and a payment bond, each equal to the full contract price, with respect to each facility.

We estimate that the total construction period for each planned facility will be no more than seventeen months after notice to proceed. However, as described above, we have provided significant incentives to Fagen to complete construction of our first three facilities ahead of schedule. We anticipate production of ethanol and by-products at our planned facilities to ramp up to the design levels within the first two weeks of operations. Once full payment for the respective facility has been made, Fagen will grant us a limited license to use all documents and materials furnished by Fagen to us under the design-build contract for the operation, maintenance and repair of the facility. We are not permitted to use such documents and materials for any other purpose, including the expansion of such facility.

In the event that a contract is terminated for convenience by us or terminated for cause by Fagen, Fagen will grant us a limited license to use its work product in connection with the completion, occupancy, operation, maintenance and repair of the applicable facility provided that we pay Fagen a license fee of $2.5 million and any other amounts due under the contract. If a contract is terminated by us for cause, Fagen will grant such license to us without cost. Fagen may terminate each of the contracts for cause if there is a work stoppage that lasts for 60 consecutive days or more than 90 days in the aggregate (1) as a result of a governmental order or action, or (2) our failure to provide required information, permits, approvals, utilities or access or if we continue to remain in default of our payment obligations for greater than seven days. We may terminate each of the contracts for cause if Fagen persistently fails to (1) provide a sufficient number of skilled workers; (2) supply the materials required by the contracts; (3) comply with applicable legal requirements; (4) timely pay, without cause, consultants or subcontractors; (5) prosecute the construction with promptness and diligence to ensure that it is completed in the time-frame required by the contract; or (6) perform material obligations under the contracts. In addition, we may terminate each of the contracts for cause if (1) Fagen’s required insurance coverage is suspended or cancelled without providing immediate replacement coverage; (2) Fagen is in default under the performance bond or the payment bond, or such bonds are revoked or terminated and not immediately replaced, or the surety under the bonds institutes or has instituted against it a case under the United States Bankruptcy Code; (3) Fagen fails to achieve final completion within 650 days after we delivered the notice to proceed; (4) Fagen purports to make an assignment of the contracts in breach of the provisions thereof; or (5) any representation or warranty made by Fagen in the contracts was false or materially misleading when made.

Technology license. In connection with each of the contracts described above, ICM is granting to us, so long as each plant is operational, a limited license to use ICM’s proprietary technology and information in connection with the design, construction, operation, maintenance and repair of each facility up to a production limit of 100 Mgpy. The license includes, without limitation, process equipment, specification manuals, standards of quality, service protocols, data collection methods, construction specifications, training methods, engineering standards and other similar information of the design, arrangement, configuration and specifications of the combinations of distillation, evaporation and alcohol dehydration equipment and other related equipment, the combination of the distillers grains drying, heat recovery steam generation and related equipment, and computer systems and document support systems. Consideration for the license is built into the payments under the design-build contracts described above. If any design-build contract with Fagen is terminated, we are required to make the balance of any such payments to ICM. ICM may terminate the license as to a particular facility if we terminate the design-build contract with respect to such facility or if we breach the confidentiality restrictions contained in the license. If a design-build contract is terminated due to a default of Fagen, ICM has the option to complete construction of the facility covered by the contract, subject to agreement between us and ICM on a replacement contract for the construction of such facility.

Our Relationship with Cargill

Each of our planned facilities will be located adjacent to an existing grain elevator owned or supplied by Cargill. Pursuant to the contracts described below, which we have entered into with Cargill with respect to each of our Linden, Albion and Bloomingburg facilities, Cargill will provide each of these facilities with corn and natural gas procurement services, ethanol and distillers grains marketing services, as well as transportation management services for the ethanol and distillers grains to their final destination. In addition, Cargill will provide corn and natural gas risk management services. We are currently negotiating with Cargill with respect to similar arrangements for our planned Mt. Vernon, Tipton and McLeansboro facilities. The following is a summary of our agreements with Cargill. We urge you to read the agreements which are included as exhibits to the registration statement to which this prospectus forms a part.

Master Agreement

In addition to the agreements described below, each of our Linden, Albion and Bloomingburg facilities’ relationships with Cargill are governed by a master agreement that we have entered into with Cargill, Incorporated and Cargill Commodity Services, Inc. The master agreement provides, among other things, certain terms and conditions that apply to all of our agreements with Cargill. The master agreement contains a right of first negotiation in favor of Cargill in the event we subsequently acquire or construct additional ethanol facilities.

Under this right, Cargill and we have agreed to negotiate in good faith for Cargill to provide all of the commercial arrangements covered by the agreements described below with respect to such additional facilities. In the event that we cannot reach agreement with Cargill, Cargill has a right of first refusal to provide any of the goods or services covered by the agreements described below on terms that are the same or better than those proposed by any other party.

The master agreement allows for payments due and owing to each party under all of our agreements with Cargill to be offset by the parties. In addition, if at any time the amounts owed to Cargill under the other agreements exceed the amounts payable by Cargill under such agreements, Cargill may unwind our hedge positions under the risk management agreements described below if we do not provide adequate alternative security to Cargill for our hedge positions or withhold payments to us in the amount equaling the difference between what we owe Cargill and what Cargill owes us. Pursuant to the master agreement, if we have not caused Fagen to reach substantial completion with respect to the construction of the respective facility by November 15, 2008 (suspended for any force majeure period, but in no event later than May 15, 2009), Cargill, may, upon written notice, terminate all agreements (but not less than all) with respect to such facility. If Cargill terminates all of the agreements with respect to one of our facilities, Cargill has the option to purchase such facility for a price equal to the greater of 100% of the fair market value of the facility and its respective inventories, or the outstanding senior indebtedness relating to the construction of such facility. In the event that we default under the master agreement, the corn supply agreement, the ethanol marketing agreement or the distillers grains marketing agreement (together with the master agreement, the “principal agreements”), Cargill may terminate all of the agreements with respect to a particular facility. In the event that Cargill is in default under any principal agreements with respect to a particular facility, then we may terminate all of the agreements with respect to such facility. In the event of a Cargill default under any other agreement, we may only terminate as to that particular agreement.

In addition, under the master agreements, Cargill has the right to terminate any or all of our goods and services agreements with it for any or all of our facilities if a “prohibited party” or its affiliates acquires 30% or more of our common stock or if a representative of a “prohibited party” or its affiliates serves as an officer or a director of us or certain of our affiliates. Cargill has designated five prohibited parties, each of which is currently engaged primarily in the agricultural commodities business, and it has the right to annually update this list of prohibited parties, subject to our reasonable approval, so long as the list does not exceed five entities and the affiliates of such entities. In addition, if Cargill terminates one or more of the goods and services agreements for a facility under this provision, then the non-competition agreement with respect to such facility will also terminate.

Non-Competition Agreement

With respect to each of our Linden, Albion and Bloomingburg facilities, we have entered into a non-competition agreement with Cargill, Incorporated. Cargill has agreed that it will not (1) own, directly or indirectly, any part of an ethanol facility or producer within a 50 mile radius of each of our facilities, and (2) enter into any agreement with any other ethanol producer under which a Cargill grain elevator would be physically located with such ethanol producer within a 50 mile radius of each of our facilities. However, these agreements by Cargill are subject to certain exceptions, including the expiration of these agreements upon the earlier of five years after the first sale of corn from Cargill to us or 2013 in Ord, Nebraska and Dana, Indiana. This restriction lapses with respect to a particular facility when the principal agreements terminate with respect to such facility. In addition, we and certain of our stockholders, have agreed to the same restriction for a period that lasts until the principal agreements with respect to a particular facility are all terminated.

Corn Supply Agreement/Grain Facility Lease

With respect to each of our Linden, Albion and Bloomingburg facilities, we have entered into a corn supply agreement with Cargill, Incorporated. These corn supply agreements have a term of twenty years from the date of commencement of commercial operations at the respective facility. Pursuant to the corn supply agreements, Cargill will be the exclusive supplier of corn to each facility. There are limitations on the amounts of corn that

Cargill will have to provide if we expand any of our facilities. In the event that Cargill is unable to supply us with sufficient amounts of corn and fails to pay sufficient damages to us, we are entitled to purchase the corn from third parties, but Cargill remains entitled to a handling fee for corn handled at its facility. If we propose to use alternative feedstocks with respect to a facility, we are required to notify Cargill and negotiate in good faith the terms of a supply agreement to cover such alternative feedstocks. Under the corn supply agreements, we pay Cargill a base corn price equal to the daily grain facility bid price posted by Cargill the day before the corn is delivered, subject to certain adjustments. This base corn price is adjusted through a monthly reconciliation process. In addition, we pay Cargill an origination and handling fee per bushel of corn that is delivered to the facility. While there is no minimum on the amount of corn we are required to purchase from Cargill, we are required to pay a set minimum origination and handling fees for any 12 month period of $2 million per plant Based on the guaranteed production capacity of our plants and our intent to operate at full capacity, we expect that our level of corn purchases from Cargill will be in excess of the level below which this minimum fee obligation would be triggered.

Pursuant to the corn supply agreements, we have a right of first refusal to purchase Cargill’s grain facilities located next to our facility upon the same terms and conditions as are applicable for a third party. In addition, Cargill may not transfer its grain facilities to a third party unless such third party has corn procurement capabilities that are substantially similar to Cargill’s and the third party is able to demonstrate that it has the ability to satisfy Cargill’s obligations under the corn supply agreements.

Under the corn supply agreements, Cargill is deemed to be in default if:

•	Cargill fails to deliver at least 75% of the corn ordered and confirmed for a 24-hour period on 12 separate occasions in any 12-month period, and Cargill has not cured any such failure to deliver within three days of receiving written notice of such failure to deliver;

•	Cargill has three or more incidents of willful misconduct in any 12-month period, where such willful misconduct has a material adverse effect on us or the applicable facility and such willful misconduct is done under the direction of or otherwise sanctioned by Cargill’s board of directors or senior management;

•	Cargill declares bankruptcy or becomes insolvent;

•	Cargill leases the grain facility other than as permitted;

•	Cargill is in default of any payment obligations it owes to us pursuant to the principal agreements such that the balance of all amounts owed by Cargill to us exceed all amounts we owe to Cargill at such time and Cargill does not tender payment to us for such amounts within 153 days of being notified of the default; or

•	Cargill defaults under any of the principal agreements.

We are deemed to be in default under the corn supply agreements if:

•	we are in default of any payment obligations we owe to Cargill pursuant to any of the principal agreements such that the balance of all amounts owed by us to Cargill exceed all amounts Cargill owes to us at such time and we do not tender payment to Cargill for such amounts within 153 days of being notified of the default;

•	we purchase corn or an alternative feedstock from a party other than Cargill on two or more occasions in any 12-month period in an amount of 2,000 bushels or more, where not otherwise permitted to do so under the corn supply agreement;

•	we have three or more incidents of willful misconduct in any 12-month period, where such willful misconduct has a material adverse effect on Cargill or the applicable grain facility and such willful misconduct is done under the direction of or otherwise sanctioned by our board of directors or senior management;

•	we declare bankruptcy or become insolvent;

•	we sell, lease, assign or otherwise transfer the applicable plant or our rights under the principal agreements or grain facilities leases (as described below) other than as permitted; or

•	we are in default under any principal agreement.

In all events of default listed above, the party seeking remedies in connection with such default is required to give written notice of such default to the defaulting party. In the event that either Cargill or we are in default under the agreement, the following remedies may be sought by the other party:

•	interest will accrue for non-payments;

•	the non-defaulting party may seek damages for the default;

•	the non-defaulting party may seek adequate assurances from the defaulting party;

•	the non-defaulting party may suspend payment or performance under the corn supply agreement; and

•	the non-defaulting party may terminate the corn supply agreement.

In the event we default under any of the corn supply agreements by not purchasing corn or alternative feedstocks from Cargill on two or more occasions in any 12-month period, Cargill may refuse to accept such corn or feedstocks at its grain facility, or if it decides to accept them, charge us the handling and origination fees.

In addition, with respect to each of our facilities, we are permitted access to Cargill’s grain facility pursuant to a grain facility lease with Cargill for the purpose of receiving, storing and transferring corn to each ethanol facility. Under these leases, which have an initial term of twenty years, the fees we pay to Cargill under the corn supply agreement are deemed to include all rental amounts for the lease so long as the corn supply agreement with respect to a particular facility is still in place and we have paid all handling fees. We are required to pay rent if the corn supply agreement is not in effect and/or we have not paid all handling fees as and when due. Under the terms of the leases, Cargill operates the applicable grain facility for the primary benefit of our plant. Cargill may use the grain facility for the handling and collection of other products so long as such other use will not disrupt the supply of corn to us. The term of the lease runs concurrent with the applicable corn supply agreement for a facility. If the corn supply agreement is terminated due to a default by Cargill, we shall take over the operations of the grain facility for the remainder of the term of the lease and pay fair market value for our lease of the facilities, provided that we are not in default and subject to a base minimum rent payment. In addition, if Cargill is in default of its obligations under the lease, we may terminate the agreement and seek actual damages from Cargill, excluding consequential and incidental damages and limited to Cargill’s equity in the facility. Finally, in the event the corn supply agreement is terminated due to our default, we are entitled to take over the operation of the facility under the lease for the remainder of the term and pay a premium over fair market value for our lease of the facilities.

Contract for the Sale and Purchase of Natural Gas

With respect to each of our Linden, Albion and Bloomingburg facilities, we have entered into a contract for the sale and purchase of natural gas with Cargill, Incorporated. These contracts have a term of ten years from the date of the commencement of commercial operations of the respective facility. Pursuant to the contracts, Cargill will be the sole supplier of natural gas at each facility for project needs. Under the contracts, we pay Cargill a management fee per MMbtu of natural gas purchased by us. Either party is in default under the contracts if such party:

•	fails to make payments under the contracts within two business days of receiving notice that payment was due;

•	is unable to pay its debts when due;

•	makes an assignment for the benefit of creditors;

•	fails to provide adequate security as contemplated by the master agreement; or

•	declares bankruptcy (or has an involuntary bankruptcy petition filed against it) or becomes insolvent.

If a default has occurred and is continuing, the non-defaulting party may designate a date upon which all outstanding gas purchases and sale transactions would be liquidated no earlier than the date of notice and no later than 20 days after the notice. In addition, Cargill may cease supplying gas to us during any period in which we are in default.

Ethanol Marketing Agreement

With respect to each of our Linden, Albion and Bloomingburg facilities, we have entered into an ethanol marketing agreement with Cargill, Incorporated. These ethanol marketing agreements have a term of ten-years from the date of commencement of commercial operations at the respective facility. Pursuant to the ethanol marketing agreements, Cargill will be the exclusive purchaser and marketer of the facilities’ ethanol production. In addition, Cargill will be responsible for the logistics and transportation relating to the marketing of the ethanol produced at our facilities and we will reimburse Cargill for the costs associated with the leasing of railcars. We may elect to participate in Cargill’s marketing pool program whereby a facility’s ethanol is marketed in a common pool with other ethanol under Cargill’s management and all participating ethanol is sold for the same price. Currently, we anticipate that we will elect to participate in Cargill’s Marketing Pool Program with respect to significant amounts of our ethanol that is intended to be marketed in the East Coast Markets. We pay Cargill a set commission of 1% on our gross proceeds from ethanol sales. Our facilities must deliver ethanol in accordance with certain specifications, and Cargill takes title to the product at the inlet flange into rail cars or tank cars at our facilities. The ethanol marketing agreements require Cargill to market our ethanol using the same standards that Cargill uses to market its own ethanol and all other ethanol that Cargill markets. Cargill may sell and market its own and/or third parties’ ethanol into the same markets in which Cargill sells our ethanol. We have waived any claims of conflicts of interest against Cargill or failure by Cargill to maximize the economic benefits for us, but we may terminate the ethanol marketing agreement if the conflict of interest results in a material pecuniary loss to us. For all ethanol, Cargill will have the authority to make all final determinations regarding sales, strategy and marketing decisions.

It is an event of default by Cargill with respect to the ethanol marketing agreement relating to a facility if:

•	Cargill fails to purchase ethanol from that facility on three separate occasions in any 12-month period;

•	Cargill has three or more incidents of willful misconduct relating to that agreement in any 12-month period, or one incident of willful misconduct that has a material adverse effect on us or the applicable facility and such willful misconduct was done under the direction of or otherwise sanctioned by Cargill’s board of directors or senior management;

•	Cargill declares bankruptcy (or has an involuntary bankruptcy petition filed against it) or becomes insolvent;

•	Cargill is in default of any payment obligations it owes to us pursuant to the ethanol marketing agreement at a time at which the balance of all amounts owed by Cargill to us exceed all amounts we owe to Cargill pursuant to contracts relating to that facility, and Cargill does not tender payment to us for such amounts within 153 days of being notified of the default; or

•	Cargill defaults under any principal agreement relating to that facility.

It is an event of default by us with respect to the ethanol marketing agreement relating to a facility if:

•	we are in default of any payment obligations we owe to Cargill pursuant to the ethanol marketing agreement at a time at which the balance of all amounts owed by us to Cargill exceed all amounts Cargill owes to us pursuant to all contracts relating to that facility, and we do not tender payment to Cargill for such amounts within 153 days of being notified of the default;

•	we have three or more incidents of willful misconduct relating to that agreement in any 12-month period, or one incident of willful misconduct that has a material adverse effect on Cargill or the or the applicable facility and such willful misconduct was done under the direction of or otherwise sanctioned by our board of directors or senior management;

•	the monthly ethanol production at a plant is less than 6.25 million gallons for three months in any 12-month period, or total production for a plant over any 12-month period is less than 75 million gallons, unless due to force majeure or a default by Cargill;

•	we declare bankruptcy (or have an involuntary bankruptcy petition filed against us) or become insolvent; or

•	we are in default under any principal agreement relating to the facility.

In the event that either Cargill or we are in default under the ethanol marketing agreement, the non-defaulting party may terminate the agreement.

Distillers Grains Marketing Agreement

With respect to each of our Linden, Albion and Bloomingburg facilities, we have entered into a distillers grains marketing agreement with Cargill, Incorporated. These distillers grains marketing agreements have a term of ten years from the date of commencement of commercial operations at the respective facility. Pursuant to the distillers grains marketing agreements, Cargill will be the exclusive purchaser and marketer of the facilities’ distillers grains production. Cargill will purchase and take title to the distillers grains at the time it is loaded for transport at each plant. For the dried distillers grains, we pay Cargill a set commission equal to the greater of 3% of the sale price or $2.00 per ton, after transportation and storage costs. For other types of distillers grains, we agree to pay Cargill a commission of $3.00 per ton. Our facilities must deliver distillers grains in accordance with certain specifications. The agreement requires Cargill to market our distillers grains using the same standards that Cargill uses to market its own distillers grains and all other distillers grains that Cargill markets. Cargill may sell and market its own and/or third parties’ distillers grains into the same markets in which Cargill sells our distillers grains. We have waived any claims of conflicts of interest against Cargill or failure by Cargill to maximize the economic benefits for us, but we may terminate the distillers grains marketing agreement if the conflict of interest results in a material pecuniary loss to us. For all distillers grains, Cargill with have the authority to make all final determinations regarding sales, strategy and marketing decisions.

It is an event of default by Cargill with respect to the distillers grains marketing agreement relating to a facility if:

•	Cargill fails to purchase distillers grains from that facility on three separate occasions in any 12-month period;

•	Cargill has three or more incidents of willful misconduct relating to that agreement in any 12-month period, or one incident of willful misconduct that has a material adverse effect on us or the applicable facility and such willful misconduct was done under the direction of or otherwise sanctioned by Cargill’s board of directors or senior management;

•	Cargill declares bankruptcy (or has an involuntary bankruptcy petition filed against it) or becomes insolvent;

•	Cargill is in default of any payment obligations it owes to us pursuant to the distillers grains marketing agreement at a time at which the balance of all amounts owed by Cargill to us exceed all amounts we owe to Cargill pursuant to contracts relating to that facility, and Cargill does not tender payment to us for such amounts within 153 days of being notified of the default; or

•	Cargill defaults under any principal agreement relating to that facility.

It is an event of default by us with respect to the distillers grains marketing agreement relating to a facility if:

•	we are in default of any payment obligations we owe to Cargill pursuant to the distillers grains marketing agreement at a time at which the balance of all amounts owed by us to Cargill exceed all amounts Cargill owes to us pursuant to all contracts relating to that facility, and we do not tender payment to Cargill for such amounts within 153 days of being notified of the default;

•	we have three or more incidents of willful misconduct relating to that agreement in any 12-month period, or one incident of willful misconduct that has a material adverse effect on Cargill or the or the applicable facility and such willful misconduct was done under the direction of or otherwise sanctioned by our board of directors or senior management;

•	the monthly ethanol production at a plant is less than 6.25 million gallons for three months in any 12-month period, or total production for a plant over any 12-month period is less than 75 million gallons, unless due to force majeure or a default by Cargill;

•	we declare bankruptcy (or have an involuntary bankruptcy petition filed against us) or become insolvent; or

•	we are in default under any principal agreement relating to the facility.

In the event that either Cargill or we are in default under the distillers grains marketing agreement, the non-defaulting party may terminate the agreement.

Risk Management Services

We are parties to corn futures advisory agreements and gas risk management advisory agreements with Cargill Commodity Services, Inc. and Cargill Incorporated for each of our Linden, Albion and Bloomingburg facilities. Pursuant to these agreements, which have initial terms of ten years, Cargill will provide us with its hedging and other risk management services for corn and natural gas purchasing. Pursuant to these agreements, Cargill will allow us to take calculated positions in managing commodity pricing. Further, under the corn supply agreements, Cargill will also assume a portion of our risk associated with the acquisition and supply of our corn inventory by owning and storing the corn until the day of production and taking legal title to ethanol and distillers grains at the time the product is loaded for transport. We expect that these arrangements will reduce our working capital requirements by shortening the cash cycle. Pursuant to the corn futures advisory agreements, we pay Cargill a flat fee per bushel per calendar month based on the projected number of bushels of corn that are hedged. In addition, in the event that the average of the hedge prices is lower than the average of certain target prices, then we are required to pay Cargill an incentive fee based on a percentage of the net annual gains for such year. Pursuant to the gas risk management advisory agreements, we pay Cargill a monthly fee based on a percentage of the economic value created by Cargill’s services for such month. Cargill may terminate the corn futures and gas risk management advisory agreements early if substantial completion of the respective facility does not occur by November 15, 2008, subject to suspension under certain force majeure circumstances.

Competition

The market in which we plan to sell our ethanol is highly competitive. According to the RFA, as of September 11, 2006, industry capacity in the U.S. approximated 4.9 Bgpy, with an additional 3.0 Bgpy of capacity under construction. The ethanol industry in the U.S. consists of more than 100 ethanol plants and is primarily corn based. As of September 11, 2006, the top ten producers accounted for 45.5% of the ethanol production capacity in the U.S. according to the RFA.

We will compete with large producers such as Archer Daniels Midland Company, VeraSun Energy Corporation, Hawkeye Holdings, Inc., Aventine Renewable Energy, Inc., Cargill and Abengoa Bioenergy Corp. The industry is otherwise highly fragmented, with many small, independent firms and farmer-owned cooperatives constituting the rest of the market. We expect continued growth and expansion both among the large producers and the smaller, independent firms. We compete with our competitors primarily on a national basis.

We believe that our ability to compete successfully in the ethanol production industry depends on many factors, including the following principal competitive factors:

•	price;

•	reliability of our production processes and delivery schedule; and

•	volume of ethanol produced and sold.

With respect to distillers grains, we compete with other suppliers (i.e., other ethanol producers) as well as a number of large and smaller suppliers of competing animal feed. We believe the principal competitive factors are price, proximity to purchasers and product quality.

Regulation

The United States ethanol industry is highly dependent upon a number of state and federal legislative measures that influence demand for and pricing of ethanol. Further, we are subject to various stringent environmental, health and safety laws and regulations.

The Federal Ethanol Tax Incentive Program

First passed in 1979, the federal excise tax incentive program allows gasoline distributors who blend ethanol with gasoline to receive a federal excise tax rate reduction for each blended gallon they sell. The current federal excise tax on gasoline is $0.184 per gallon, and is paid at the terminal by refiners and marketers. The federal Transportation Equity Act of the 21st Century, or TEA-21, extended the ethanol tax incentive first passed in 1979 through 2007. The incentive that took effect January 1, 2005 provides producers of qualified alcohol fuel mixtures an excise tax credit of $0.51 per gallon of ethanol blended and used or sold as fuel. Therefore if the fuel is blended with 10% ethanol, the refiner/marketer receives a credit of $0.051 per gallon. The incentive is scheduled to expire at the end of 2010 unless otherwise extended. We cannot assure you, however, that the tax incentives will be renewed in 2010 or on what terms they will be renewed.

The Federal Clean Air Act

The use of ethanol as an oxygenate has historically been driven in part by regulatory factors, specifically two programs in the federal Clean Air Act Amendments of 1990, that require the use of oxygenated gasoline in geographic areas where certain federal air quality standards were not met, known as severe ozone non-attainment areas.

•	The winter Oxyfuel Program requires oxygenated gasoline during winter months in cities that have high levels of carbon monoxide, but are not required to use RFG year round. According to the EPA, ethanol is the primary oxygenate used in this program. The RFA estimates this accounted for approximately 290 million gallons of ethanol use in 2004.

•	The RFG program required RFG year-round in cities with the worst air quality, such as Los Angeles and Chicago. RFG is oxygenated gasoline that is specially blended to burn cleaner, and thus, result in fewer air pollutants than conventional gasoline. According to the National Corn Growers Association, currently, about 32% of the United States gasoline market of approximately 130 billion gallons is RFG, of which about 60% contains ethanol with the remainder containing MTBE. Historically, refiners chose MTBE over ethanol as the main oxygenate in RFG in cities outside of the Midwest because MTBE can be blended at the refinery and shipped through existing pipelines. In addition, its volatility is also lower, making it easier to meet the emission standards. While the oxygenate requirement for reformulated gasoline in the RFG program was eliminated in May 2006 by the Energy Policy Act of 2005, the anti-backsliding provisions in the Energy Policy Act of 2005 require continued compliance with Clean Air Act standards. As such, refiners have been switching to ethanol from MTBE. According to the RFA, RFG accounted for approximately 2.0 billion gallons of ethanol use in 2004.

The Renewable Fuels Standard

Adopted as part of the Energy Policy Act of 2005 in August 2005, the RFS establishes minimum nationwide levels of renewable fuels (ethanol, biodiesel or any other liquid fuel produced from biomass or biogas) to be included in gasoline, increasing from 4.0 billion gallons of RFS mandated usage in 2006 to 7.5 billion gallons by 2012. The RFA expects that ethanol should account for the largest share of renewable fuels produced and consumed under the RFS.

State Legislation Banning or Significantly Limiting the Use of MTBE

Due to their availability and cost, ethanol and MTBE have been the two primary additives used to meet the Clean Air Act’s oxygenate requirements. Because it can be blended with gasoline at the refinery and transported via pipeline, MTBE, which is produced from petroleum derivatives, was initially the preferred oxygenate ingredient used in most reformulated gas by the petroleum industry. In contrast, ethanol’s affinity for water makes it impractical to transport ethanol blended gasoline through existing petroleum pipelines since the presence of water in the pipelines (which often results from the previous transport of diesel fuel) could result in the ethanol separating from the gasoline during transport. Therefore, ethanol has historically been transported at higher expense via truck, rail or barge to a terminal for blending with gasoline and then transported via truck to the customer.

In recent years, there has been growing public concern about MTBE contamination of water supplies as a result of leaks from underground storage tanks and pipes. MTBE contamination has raised several issues. First, some researchers and regulatory agencies have expressed concern that MTBE may be a human carcinogen, although scientific research to date has not substantiated these concerns. MTBE opponents also contend that since MTBE is more soluble in water than other gasoline constituents, it is capable of traveling farther in groundwater and is more likely to contaminate public and private water wells, which, at a minimum, allegedly results in bad tasting, and therefore undrinkable, water. Lastly, MTBE opponents claim that due to MTBE’s solubility, it is difficult to remediate, and therefore, MTBE clean-ups may be more costly and time-consuming than clean-ups associated with other types of gasoline constituents. As a result of these concerns, twenty-five states have banned, or significantly limited, the use of MTBE, including California and New York. Since most of the states that consume a significant amount of oxygenated gasoline have already banned or limited their use of MTBE, the potential for significant growth in ethanol consumption as a result of the prohibition or significant limitation on the use of MTBE is limited.

Federal Tariff on Imported Ethanol

In 1980, Congress imposed a tariff on foreign produced ethanol (made from cheaper sugar cane) to make it more expensive than domestic supplies derived from corn. This tariff was designed to protect the benefits of the federal tax subsidies for United States farmers. The tariff was originally $0.60 per gallon in addition to a 3.0% ad valorem duty (based on the value of the product) for United States farmers. The tariff was subsequently lowered to $0.54 per gallon. This tariff expires in October 2007, but it may be extended, changed or removed entirely.

Ethanol imports from 24 countries in Central America and the Caribbean Islands are exempted from this tariff under the Caribbean Basin Initiative in order to spur economic development in that region. Under the terms of the Caribbean Basin Initiative, member nations may export ethanol into the United States up to a total limit of 7.0% of United States production per year (with additional exemptions from ethanol produced from feedstock in the Caribbean region over the 7.0% limit).

Imports from the exempted countries and Brazil, which, according to the RFA, were 161.1 million gallons or 4.5% of United States ethanol production in 2004, have increased in recent years. These imports are expected to increase further as a result of new plants under development, including a new plant under development by Cargill in El Salvador that would take the water out of Brazilian ethanol and then ship the dehydrated ethanol to the United States duty-free.

Environmental, Health and Safety Regulations

We are subject to various stringent federal, state and local environmental, health and safety laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. These laws, regulations and permits also can require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns. We have made in connection with our ongoing construction, and expect to make in connection with our future operations, significant capital expenditures on an ongoing basis to comply with current environmental laws, regulations and permits.

In addition, our air emissions are subject to the federal Clean Air Act, the federal Clean Air Act Amendments of 1990 and similar state laws which generally require reduction of our emissions. In addition to increased costs, more stringent standards may also limit our operating flexibility. Because other ethanol manufacturers will have similar restrictions, however, we believe that compliance with more stringent environmental laws and regulations is not likely to affect our competitive position. However, these costs could adversely affect our financial condition and results of operations and such costs may be material. Federal and state environmental authorities have been investigating alleged excess volatile organic compounds and other air emissions from existing United States ethanol plants. As a result of these investigations and the consent decrees being entered into by other ethanol manufacturers, it is possible that we could be required to install additional air pollution control equipment, or take other measures to control air pollutant emissions at our facilities. If such controls are ultimately required, we could be required to incur significant costs.

See “Risk Factors—We may be adversely affected by environmental, health and safety laws, regulations and liabilities” and “—The construction and operation of our planned ethanol plants may be adversely affected by environmental regulations and permit requirements.”

Employees

As of September 15, 2006, we had seven full time employees. These employees are located in the U.S. None of our employees are covered by a collective bargaining agreement. We have had no labor-related work stoppages, and we believe we have positive relations with our employees.

Legal Proceedings

As of the date of this prospectus, we are not party to any material pending or threatened legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors upon completion of this offering, including their ages, as of September 15, 2006:

Name	Age	Position	Director Class
Thomas L. Manuel	60	President, Chief Executive Officer and Director
George P. Schaefer	55	Chief Financial Officer and Secretary	N/A
Joel A. Stone	54	Chief Operating Officer	N/A
Steven H. Durham	63	Director
Kevin W. Kuykendall	37	Director
Tony Lent	45	Director
Todd A. Overbergen	40	Director

Thomas L. Manuel has served as our President and Chief Executive Officer since August 2006. For the past five years, Mr. Manuel served as founder and managing director of International Strategy Advisors. ISA’s main business was venture capital investing and consulting. Mr. Manuel was a senior executive with Omaha, Nebraska-based ConAgra Foods from 1977 until 1999. Throughout his career with ConAgra, Mr. Manuel was responsible for commodity processing businesses and trading activities, including grains, byproducts, and energy. At his retirement Mr. Manuel was Chief Operating Officer of ConAgra’s Trading and Processing Group, a $17 billion group of businesses with over 40,000 employees. Mr. Manuel has a B.S. in business administration from the University of Minnesota.

George P. Schaefer has served as our Chief Financial Officer and Secretary since August 2006. From December 2002 to August 2006, Mr. Schaefer served as Vice President and Treasurer of NRG Energy, Inc., a wholesale power generation company primarily engaged in the ownership and operation of power generation facilities, purchasing fuel and transportation services to support its power plant operations, and marketing and trading energy, capacity and related products. Prior to joining NRG, Mr. Schaefer served as Senior Vice President, Finance and Treasurer for PSEG Global, Inc., an operator of power plants and utilities from April 2001 to April 2002, Vice President of Enron North America Corp. in its independent energy unit from June 2000 to April 2001 and Vice President and Treasurer of Reliant Energy, International, an operator of power plants and utilities, from June 1995 to June 2000. Prior to 1995, he was the Vice President, Business Development for Entergy Power Group and held the Senior Vice President, Structured Finance Group position with GE Capital Corporation. Mr. Schaefer holds a B.A. in economics from The American University and an M.P.A. in finance from Syracuse University.

Joel A. Stone has served as our Chief Operating Officer since June 2006. From September 2005 to June 2006 Mr. Stone served as Chief Operating Officer of Abengoa Bioenergy Corporation, an ethanol production company. He served as an independent consultant working for nutritional food product manufacturers from September 2004 until September 2005. Mr. Stone served as Vice President of Operations of Balchem Corporation, a manufacturer of microencapsulated food ingredients and nutrients, from April 2001 until August 2004; and previously served as Vice President of Operations for Opta Food Ingredients for 11 years. During the 1980’s Mr. Stone participated in the design, startup, and operation of three fuel ethanol facilities. Mr. Stone holds a B.S. in Chemical Engineering from Virginia Polytechnic University and an M.S. in chemical and biochemical Engineering from the University of Pennsylvania.

Steven H. Durham has served as a member of our board of directors since our inception. Mr. Durham was a founder of ASAlliances Biofuels, LLC. In 2003, Mr. Durham founded and became Chairman of Americas Strategic Alliances, LLC, a merchant banking and investment firm focusing primarily on and facilitating strategic investment opportunities in the United States, Mexico and Canada. He has been actively involved in the financing of multiple ethanol plants. Prior to the formation of Americas Strategic Alliances in 2003, he was chairman and chief executive office of S.H. Durham Enterprises, LLC which invested in equity positions of privately and publicly held companies. In the early 1970’s, Mr. Durham was the founder of Durham Resources, an investment management enterprise with interests in an architectural-engineering company, natural gas distribution company, health care company, ownership of multiple banks, a land development company and investments in multi family real estate. Mr. Durham holds a B.S. in business administration from the University of Nebraska.

Kevin W. Kuykendall has served as a member of our board of directors since our inception. Mr. Kuykendall is a Principal of American Capital Strategies, Ltd., a publicly traded mezzanine and private equity fund, where he leads the firm’s energy investing efforts. Prior to joining American Capital Strategies, Ltd. in 2003, Mr. Kuykendall spent seven years in the Principal Investments Group of Enron Corp. Mr. Kuykendall holds a B.B.A. in finance from the University of Oklahoma and an M.B.A. with a finance concentration from the University of Texas at Austin.

Tony Lent has served as a member of our board of directors since our inception. Mr. Lent is a founding partner of US Renewables Group (“USRG”), a private equity fund he formed in 2004 which invests in renewable power and fuels. Prior to the formation of USRG, Mr. Lent co-founded EA Capital, a financial advisory firm focused on investment in clean energy and natural resources. Mr. Lent holds an M.B.A. from the Haas School of Business at University of California at Berkeley, and a B.S. in biology from Tufts University.

Todd A. Overbergen has served a member of our board of directors since our inception. Mr. Overbergen joined the D. E. Shaw group in February 2004 to participate in the formation of Laminar Direct Capital, where he currently manages the energy investment portfolio. From December 2000 to April 2003, Mr. Overbergen was a principal at Duke Capital Partners LLC, a merchant banking subsidiary of Duke Energy Corporation focused on mezzanine, equity, and senior debt financing in the energy industry. From 1998 to December 2000, Mr. Overbergen was a director in Arthur Andersen LLP’s global corporate finance group, where he co-led the national business services practice and provided investment banking services on mergers, acquisitions, and private market capital raising of debt and equity. From 1995 to 1998, Mr. Overbergen was a manager in the corporate restructuring practice, where he provided advisory services in distressed situations across a broad range of industries. Mr. Overbergen previously served on the board of managers of EnerVest Olanta LLC and the board of directors of Cougar Hydrocarbons Inc. Mr. Overbergen holds B.A. degrees in accounting and finance from Texas A&M University.

Key Employees

The following table sets forth certain information regarding our other officers and key employees:

Name	Age	Position
Chris Muehling	39	Senior Vice President of Operations and Business Development
David H. Berube	58	Vice President of Quality, Safety, Environmental and Regulatory Affairs
Scott Warfield	47	Vice President of Project Management and Construction Services

Chris Muehling has served as our Senior Vice President of Operations and Business Development since August 2006. From June 1990 to August 2006, Mr. Muehling held various positions at Cargill, Incorporated in operations, business development and sales and marketing, including running Cargill’s ethanol plant in Blair, Nebraska, and most recently acting as National Account Manager for Cargill Biofuels. Mr. Muehling holds a B.S. in mechanical engineering from Iowa State University and an M.B.A. from St. Ambrose University.

David H. Berube has served as our Vice President of Quality, Safety, Environmental and Regulatory Affairs since July 2006. Prior to joining us, Mr. Berube was under contract to Saudi Aramco to provide safety management services. During 1996 and 1997, he provided safety management systems consulting services to clients in the food processing, power generation and other industries. From 1991 to 1995, Mr. Berube was Startup and Site Manager for Constellation Energy’s geothermal power plant in Hawaii. For three years prior to assuming this position, Mr. Berube was Technical Services Manager for Harbert International and Technical Manager during the startup and commissioning of a 50 Mgpy ethanol plant. Mr. Berube holds a B.S. in chemical engineering from Northeastern University and is a Professional Member of the American Society of Safety Engineers.

Scott Warfield has served as our Vice President of Project Management and Construction Services since August 2006. Prior to joining us, Mr. Warfield was a Senior Project Manager in the Power and Energy group of HDR Engineering and a Site Construction Manager for XCEL Energy for the construction of a 750 megawatt coal-fired power plant. Mr. Warfield has 26 years of experience in facilities management, operations, design and construction of facilities in multiple industries. Mr. Warfield has a B.S. in electrical engineering from University of Texas at El Paso and an M.B.A. from Webster University.

Nomination Rights

Our plan of conversion provides certain of our stockholders with the rights to nominate persons to serve on our board of directors and requires us to use our best efforts to solicit proxies in favor of such nominations from our stockholders. The plan of conversion provides that ACSAB, LLC will be entitled to nominate two individuals for election as Class III directors. ACSAB, LLC’s nomination rights survive until the earlier of the expiration of the second term of each of such directors’ service on our board of directors or such time as ACSAB, LLC ceases to own at least 5% of our outstanding common stock. Messrs. Kuykendall and                      are the individuals initially nominated by ACSAB, LLC to serve as Class III directors. In addition, USRG ASA, LLC and Laminar Direct Capital L.P. are each entitled to nominate one individual for election as Class I directors. USRG ASA, LLC’s and Laminar Direct Capital L.P.’s nomination rights survive for 180 days after the date of this offering and such directors are required to resign upon the expiration of such rights. Messrs. Lent and Overbergen are the individuals initially nominated by USRG ASA, LLC and Laminar Direct Capital L.P., respectively, to serve as Class I directors. Until the expiration of such directors’ terms described above, three of our directors will not be selected by our independent nominating committee.

Board Structure and Compensation of Directors

Upon completion of the offering, our board of directors will consist of              members. Our board has determined that each of                                 , is independent under applicable NASDAQ Marketplace Rules.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2007, 2008 and 2009, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Directors who are also full-time officers or employees of our company will receive no additional compensation for serving as directors. All other directors will receive an annual retainer of $            . Each non-employee director also will receive a fee of $            for each board meeting and each committee meeting attended. In addition, the chairman of the audit committee will receive an annual fee of $            and the chairman of the nominating, governance and compensation committee will receive an annual fee of $            . Each non-employee director also will receive an annual grant of restricted stock under our 2006 long-term incentive plan having a fair market value (as defined in the plan) of $            .

Board Committees

Our board of directors plans to have an audit committee and a nominating, governance and compensation committee following this offering. Following the phase-in period permitted under the NASDAQ Marketplace Rules, we intend that all the members of our nominating, governance and compensation committee will be independent under applicable provisions of those rules. In addition, we intend that the members of our audit committee will be independent under applicable provisions of the Securities Exchange Act of 1934 and the NASDAQ Marketplace Rules following the phase-in period.

Nominating, Governance and Compensation Committee. The nominating, governance and compensation committee, which is expected to consist of             ,             , and             , will assist the board in identifying and recommending candidates to fill vacancies on the board of directors and for election by the stockholders, recommending committee assignments for directors to the board of directors, overseeing the board’s annual evaluation of the performance of the board of directors, its committees and individual directors, reviewing compensation received by directors for service on the board of directors and its committees, developing and recommending to the board of directors appropriate corporate governance policies, practices and procedures for our company, reviewing and approving the compensation of our executive officers, evaluating the performance of our chief executive officer, overseeing the performance evaluation of senior management and administering and making recommendations to the board of directors with respect to our incentive-compensation plans, equity-based compensation plans and other benefit plans.

Audit Committee. The audit committee, which is expected to consist of             ,             and             , will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The board of directors has determined that                          qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC.

Executive Compensation

We were formed in December 2004 and we have not had any officers or other employees until June 2006. We paid no compensation to our directors and officers with respect to the 2005 fiscal year. No obligations were accrued in respect of management incentive or retirement benefits for our directors or officers with respect to the 2005 fiscal year.

2006 Long-Term Incentive Plan

We have adopted the ASAlliances Biofuels 2006 Long-Term Incentive Plan for our employees and directors. The plan authorizes the granting of awards covering an aggregate of             shares of our common stock in any combination of the following:

•	options to purchase shares of our common stock, which may be incentive stock options or non-qualified stock options;

•	restricted stock and other stock-based awards, such as restricted stock units and stock appreciate rights; and

•	performance stock awards.

The plan also authorizes the granting of cash awards to participants.

Administration. Following the closing of this offering, the plan will be administered by the nominating, governance and compensation committee of our board of directors, which has the authority to determine the terms and conditions of each award and to adopt rules, regulations and guidelines regarding the plan.

Stock Options. The committee is authorized under the plan to grant options to purchase shares of common stock, which may be incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code or non-qualified stock options. Options will be evidenced by a written award agreement with the participant, which will include any provisions that the committee may specify. The exercise price of an option intended to be an incentive stock option may not be less than the fair market value of our common stock on the date of grant. All incentive stock options granted under the plan must have a term of no more than ten years. The grant price, number of shares, terms and conditions of exercise, whether a stock option may qualify as an incentive stock option under the Internal Revenue Code, and other terms of a stock option grant will be fixed by the committee as of the grant date.

The grant price of any stock option must be paid in full at the time the stock is delivered to the participant. The price must be paid in cash or, if permitted by the committee and elected by the participant, by means of tendering previously owned shares of our common stock or shares issued pursuant to an award under the plan or any combination of the foregoing.

Restricted Stock Awards. The committee may make awards consisting of common stock subject to restrictions on transferability and other restrictions that the committee chooses to impose, including limitations on the right to vote or receive dividends, if any, with respect to the common stock to which the award relates. These awards may be subject to forfeiture upon termination of employment, upon a failure to satisfy performance goals during an applicable restriction period, or any other comparable measurement of performance.

Performance Stock Awards. The committee may grant performance shares to participants on terms and conditions as it may determine. The committee has the discretion to determine the number of performance shares granted to each participant and to set performance goals and other terms or conditions to payment of the performance shares in its discretion which, depending on the extent to which they are met, will determine the number and value of performance shares that will be paid to the participant.

Other Stock-Based Awards. The committee may, subject to limitations under applicable law, grant other awards that are payable in or valued relative to shares of our common stock, such as restricted stock units and stock appreciation rights, as it deems to be consistent with the purposes of the plan, including shares of common stock awarded purely as a bonus and not subject to any restrictions or conditions. The committee will determine the terms and conditions of any other stock-based awards.

Deferred Payment. The committee may permit a participant to defer the payment of an award in certain circumstances. The payment of awards that have been deferred may be paid in installments or in a single future lump-sum payment, and may, in the discretion of the committee, be credited with interest and dividend equivalents, depending upon the nature of the award that has been deferred.

Amendment, Modification and Termination. Subject to applicable stock exchange or Nasdaq rules, the committee may at any time amend or terminate the plan without stockholder approval. The committee may amend or terminate any outstanding award without approval of the participant; however, no amendment or termination may be made that would otherwise adversely impact a participant, without the consent of the participant.

Option and Restricted Stock Grants in Connection with this Offering

Effective upon and subject to the completion of this offering, we plan to grant options with respect to an aggregate of              shares of our common stock and              shares of restricted stock to our employees under our 2006 long-term incentive plan. The following table sets forth the grants of stock options and restricted stock we plan to make under our 2006 long-term incentive plan to the named executive officers and all current executive officers and directors as a group. The exercise price per share of the stock options granted at the closing of this offering will be the public offering price per share indicated on the cover of this prospectus. Stock options issued in connection with this offering will become exercisable in five equal amounts on the date of grant and on each of the first four anniversaries of the grant date. Shares of restricted stock will have their restrictions lapse on each of five equal amounts of shares on the date of grant and on each of the first four anniversaries of the grant date.

Name	Securities Underlying Options Granted	% of Initial Option Grants	Share of Restricted Stock Granted	% of Initial Restricted Stock Grants

All current executive officers and directors as a group

Employment Agreements

We have entered into employment agreements with Mr. Manuel for a term ending on August 29, 2009, Mr. Schaefer for a term ending on August 21, 2009 and Mr. Stone for a term ending on June 20, 2009.

Mr. Manuel’s agreement provides that he is entitled to receive a base salary of $500,000 per year and an annual bonus target of $500,000 per year. Mr. Manuel is also entitled to receive a signing bonus of $500,000 on November 1, 2006. The base salary may be increased at the discretion of our compensation committee. In addition, his bonus shall be reviewed and determined by our compensation committee; provided, however, that his bonus for 2007 shall not be less than $250,000. Mr. Manuel’s agreement also provides that he shall receive an option award under our Long Term Incentive Plan having a value of $3,500,000. Such options shall vest in equal installments over five years on the anniversary of the date of this agreement. Mr. Manuel is also entitled to a stock award having a value of $1,166,667 on the later to occur of (1) the first anniversary of Mr. Manuel’s agreement or (2) the closing of this offering. Following this award, Mr. Manuel is entitled to two additional stock awards of the same amount payable on the later to occur of (1) the second and third anniversaries of Mr. Manuel’s agreement or (2) the closing of this offering. In the event that Mr. Manuel’s agreement is terminated by us for cause or Mr. Manuel terminates the agreement other than for good reason or disability, he shall have no further rights other than with respect to accrued salary and amounts or benefits due under any benefit or equity plans in accordance with their terms. In the event that Mr. Manuel’s employment is terminated by us other than for cause, by reason of his death or disability or by Mr. Manuel for good reason, then we shall pay him a cash severance over 24 months equal to the product of two times the sum of his current base salary and annual bonus target. In addition, he shall have the opportunity to participate in our benefit plans for 24 months. During the term of Mr. Manuel’s agreement and for a period of two years thereafter, he is subject to a covenant not to compete with us or solicit our employees. He has also agreed not to reveal our confidential information during the term of his employment or thereafter.

Mr. Schaefer’s agreement provides that he is entitled to receive a base salary of $300,000 per year and an annual bonus target of $150,000 per year. The base salary may be increased at the discretion of our compensation committee. In addition, his bonus shall be reviewed and determined by our compensation committee. Mr. Schaefer is also entitled to a guaranteed payment of $375,000 if he is employed with us on March 5, 2007. Mr. Schaefer’s agreement also provides that he shall receive long-term incentive awards under our Long Term Incentive Plan having a value of $3,000,000. Such incentive compensation shall be granted one-half in the form of restricted stock and one-half in the form of options to purchase shares of our common stock. These awards will vest, subject to Mr. Schaefer’s continued employment with us, in equal installments over five years on the anniversary of the date of his agreement. In the event that Mr. Schaefer’s agreement is terminated by us for cause or Mr. Schaefer terminates the agreement other than for good reason or disability, he shall have no further rights other than with respect to accrued salary and amounts or benefits due under any benefit or equity plans in accordance with their terms. In the event that Mr. Schaefer’s employment is terminated by us other than for cause, by reason of his death or disability or by Mr. Schaefer for good reason, then we shall pay him a cash severance over 24 months equal to the product of two times the sum of his current base salary and annual bonus target. In addition, he shall have the opportunity to participate in our benefit plans for 24 months and shall receive a payment of $375,000 if the termination occurs prior to March 5, 2007. During the term of Mr. Schaefer’s agreement and for a period of two years thereafter, he is subject to a covenant not to compete with us or solicit our employees. He has also agreed not to reveal our confidential information during the term of his employment or thereafter.

Mr. Stone’s agreement provides that he is entitled to receive a base salary of $251,000 per year and an annual bonus target of $81,959 per year. The base salary may be increased at the discretion of our compensation committee. In addition, his bonus shall be reviewed and determined by our compensation committee. Mr. Stone’s agreement also provides that he shall receive long-term incentive awards under our Long Term Incentive Plan having a value of $2,750,000. Such incentive compensation shall be granted one-half in the form of restricted stock and one-half in the form of options to purchase shares of our common stock. These awards will vest, subject to Mr. Stone’s continued employment with us, in equal installments over five years on the anniversary of the date of his agreement. In the event that Mr. Stone’s agreement is terminated by us for cause or Mr. Stone terminates the agreement other than for good reason or disability, he shall have no further rights other than with respect to accrued salary and amounts or benefits due under any benefit or equity plans in accordance with their terms. In the event that Mr. Stone’s employment is terminated by us other than for cause, by reason of his death or disability or by Mr. Stone for good reason, then we shall pay him a cash severance equal to the sum of his current base salary and annual bonus target. During the term of Mr. Stone’s agreement and for a period of two years thereafter, he is subject to a covenant not to compete with us or solicit our employees. He has also agreed not to reveal our confidential information during the term of his employment or thereafter.

Compensation Committee Interlocks and Insider Participation

None of our executive officers have served as members of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Offering by Selling Stockholders

We are paying the expenses of the offering by the selling stockholders, including a single firm of attorneys for the selling stockholders, other than the underwriting discounts, commissions and taxes with respect to shares of common stock sold by the selling stockholders and the fees and expenses of any other attorneys, accountants and other advisors separately retained by them.

Registration Rights Agreement

We have entered into a registration rights agreement with our existing holders. Under the agreement, holders of at least 15% of the registrable securities subject to the agreement may require us to file a registration statement under the Securities Act to register the sale of shares of our common stock, subject to certain limitations, including that the reasonably anticipated offering price of the securities to be offered be at least $10.0 million. These stockholders may request a total of four such registrations and only one in any six-month period. These holders also have the right to cause us to register their registrable securities on Form S-3, when it becomes available to us. In addition, if we propose to register securities under the Securities Act, then the holders who are party to the agreement will have “piggy-back” rights, subject to quantity limitations determined by underwriters if the offering involves an underwriting, to request that we register their registrable securities. There is no limit to the number of these “piggy-back” registrations in which these holders may request their shares be included. We generally will bear the registration expenses incurred in connection with registrations. We have agreed to indemnify these stockholders against certain liabilities, including liabilities under the Securities Act, in connection with any registration effected under the agreement. These registration rights will terminate at the earlier of (a) seven years from the closing date of this offering or (b) with respect to any holder, the date that all registrable securities held by that holder may be sold without volume limitations under Rule 144 of the Securities Act.

Conversion

We were formed on December 21, 2004 as a Delaware limited liability company. Prior to the completion of this offering, we will convert to a Delaware corporation and change our name to ASAlliances Biofuels, Inc. ASAlliances Biofuels, LLC has three classes of membership interests—class A, class B and class C units. These units generally differ with respect to their relative priority to distributions and other rights. In the Conversion, the class A units will be converted into a total of             shares of common stock and promissory notes in the aggregate principal amount of $            , the class B units will be converted into a total of             shares of common stock and promissory notes in the aggregate principal amount of $            and the class C units will be converted into a total of             shares of common stock. We intend to use a portion of the net proceeds from this offering to repay the promissory notes issued in the conversion. See “Use of Proceeds.”

Nominating Rights

Our plan of conversion provides certain of our stockholders with the rights to nominate persons to serve on our board of directors and requires us to use our best efforts to solicit proxies in favor of such nominations from our stockholders. The plan of conversion provides that ACSAB, LLC will be entitled to nominate two individuals for election as Class III directors. ACSAB, LLC nomination rights survive until the earlier of the expiration of the second term of each of such directors’ service on our board of directors or such time as ACSAB, LLC ceases to own at least 5% of our outstanding common stock. Messrs. Kuykendall and                      are the individuals initially nominated by ACSAB, LLC to serve as Class III directors. In addition, USRG ASA, LLC and Laminar Direct Capital L.P. are each entitled to nominate one individual for election as Class I directors. USRG ASA, LLC’s and Laminar Direct Capital L.P.’s nomination rights survive for 180 days after the date of this offering and such directors are required to resign upon the expiration of such rights. Messrs. Lent and Overbergen are the individuals initially nominated by USRG ASA, LLC and Laminar Direct Capital L.P., respectively, to serve as Class I directors. Until the expiration of such directors’ terms described above, three of our directors will not be selected by our independent nominating committee.

Contractual Relationships

Pursuant to certain contractual arrangements, Cargill, Incorporated and Cargill Commodity Services, Inc. will provide each of our facilities with corn and natural gas procurement services, ethanol and distillers grains marketing and distribution services, transportation management services for the ethanol and distillers grains to their final destination and corn and natural gas risk management services. Cargill Biofuels Investments, LLC is one of our significant stockholders. See “Business—Our Relationship with Cargill.”

Pursuant to certain contractual arrangements, Fagen will serve as the design-build contractor for the construction of each of our first three planned facilities. An affiliate of Fagen is one of our significant stockholders. See “Business—Construction Contracts and Technology License.”

Pursuant to certain contractual arrangements, we are obligated to pay management fees to American Capital Strategies, Ltd. and certain other of our stockholders for services that they provide to us and our wholly owned subsidiaries. An affiliate of American Capital Strategies, Ltd. is one of our significant stockholders. Additionally, affiliates of American Capital Strategies, Ltd. Messrs. Kuykendall and                     , are members of our board of directors. In addition, we are obligated to pay ASAlliances Holdings, LP certain development fees in connection with the development of our Linden, Albion and Bloomingburg facilities. We anticipate that these contractual arrangements will be terminated upon the closing of this offering. At such time, we will use a portion of the net proceeds from this offering to pay American Capital Strategies, Ltd., ASAlliances Holdings, LP and the other stockholders that are parties to such contractual arrangements, a one-time payment of $11.0 million in the aggregate in connection with the termination of these contractual arrangements.

Other Transactions Prior to the Conversion

Prior to the Conversion, affiliates of certain members of our board of directors and certain of our 5% stockholders have invested cash and other property in our company in exchange for membership interests through a number of private placements. As of             , 2006, we have issued an aggregate of             of our Class A units,             of our Class B units,             of our Class C units for aggregate proceeds of $            million. Certain of these units are held by our selling stockholders and our directors as more fully described in “Principal and Selling Stockholders” below.

In September 2006, we entered into a Bridge Note Purchase and Security Agreement with American Capital Financial Services, Inc., as administrative agent, and American Capital Strategies, Ltd., Laminar Direct Capital L.P., USRG ASA, LLC, Fagen and ASAlliances Holdings, L.P., all of whom are, or are affiliated with, our current stockholders, whereby the parties have agreed to provide bridge financing to us in the form of up to $7.5 million in senior subordinated notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for a discussion of the terms of the notes. We intend to use a portion of the net proceeds from this offering to repay all outstanding senior subordinated notes. See “Use of Proceeds.”

We also agreed, upon the obtainment of a commitment from lenders to lend money with respect to the construction of our Mt. Vernon, Tipton and McLeansboro facilities, to pay to OpCo II Holdings, LLC an amount per facility equal to 2% of the amount of future project costs incurred for such facility; provided, however, that such payment shall not exceed $2.7 million per facility. Mr. Durham is a member of ASAH GP, LLC, which owns all of the membership interests of OpCo II Holdings, LLC. ASAH GP, LLC is the sole general partner of ASAllinance Holdings, LP, one of our principal stockholders.

We believe that the transactions described under the captions “Contractual Relationships” and “Other Transactions Prior to the Conversion” were on terms that were reasonable and in our best interest, although those transactions, together with the arrangements described under “Offering by Selling Stockholders,” “Registration Rights Agreement” and “Contractual Relationships,” may not have been on or have terms as favorable to our company as we could have obtained from unaffiliated third-parties in arms-length transactions. In addition, our interests may conflict with those of Cargill, Fagen, American Capital Strategies, Ltd. ASAlliances Holdings, L.P. and their affiliates with respect to our past and ongoing business relationships, and because of their ownership, we may not be able to resolve these conflicts on terms commensurate with those possible in arms-length transactions. See “Risk Factors—Risks Related to Our Business.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the information regarding the beneficial ownership of our common stock as of                     , 2006 by the following individuals or groups:

•	each person or entity who we know owns beneficially more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all directors and executive officers as a group; and

•	the selling stockholders.

Under the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable under stock options and warrants that are exercisable within 60 days of                     , 2006. Shares issuable under stock options and warrants are deemed outstanding for computing the percentage of the person holding options or warrants but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based upon              shares of capital stock outstanding as of                     , 2006.

To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of capital stock.

	Shares Beneficially Owned Prior to this Offering		Shares Being Offered	Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number	Percent	Number	Number	Percent
ACSAB, LLC (1)
USRG ASA, LLC (2)
Cargill Biofuels Investments, LLC (3)
D. E. Shaw Laminar Portfolios, L.L.C. (4)
FDC Ethanol, LLC (5)
Midwest First Financial, Inc. (6)
ASAlliances Holdings, LP (7)
Steven H. Durham (7)
Kevin W. Kuykendall (1)
Tony Lent (2)
Todd A. Overbergen (8)
Thomas L. Manuel (9)
George P. Schaefer (9)
Joel A. Stone (9)
All directors and officers as a group ( persons)

(1)	The address for ACSAB, LLC and Mr. Kuykendall is 2200 Ross Avenue, Suite 4800W, Dallas, Texas 75201.
(2)	The address for USRG ASA, LLC and Mr. Lent is 2425 Olympic Blvd., Suite 500, Santa Monica, California 90404.
(3)	The address for Cargill Biofuels Investments, LLC is 15407 McGinty Road West, Wayzata, Minnesota 55391.
(4)	Immediately upon the conversion of ASAlliances Biofuels, LLC to ASAlliances Biofuels, Inc., but prior to the effectiveness of this offering, Laminar Direct Capital L.P. will transfer the shares of common stock in ASAlliances Biofuels, Inc. that it will hold as a result of the conversion to its affiliate, D. E. Shaw Laminar Portfolios, L.L.C. The address for D. E. Shaw Laminar Portfolios, L.L.C. is 120 West 45th Street, 39th Floor, New York, New York 10036.

(5)	The address for FDC Ethanol, LLC is P.O. Box 159, 501 W. Hwy 212, Granite Falls, Minnesota 56241.
(6)	The address for Midwest First Financial, Inc. is 11904 Arbor Street, Suite 200, Omaha, Nebraska 68144.
(7)	The address for ASAlliances Holdings, LP and Mr. Durham is 4311 Oak Lawn Avenue, Suite 650, Dallas, Texas 75219.
(8)	The address for Mr. Overbergen is 10000 Memorial Drive, Suite 500, Houston, Texas 77024.
(9)	The address for Messrs. Manuel, Schaefer and Stone is 2200 Ross Avenue, Suite 4900W, Dallas, Texas 75201.

DESCRIPTION OF CAPITAL STOCK

In connection with our conversion from a limited liability company to a corporation, we will file a certificate of incorporation in Delaware and adopt bylaws. The following describes our common stock, preferred stock, certificate of incorporation and bylaws that will be in effect following the Conversion and upon the closing of this offering. This description is a summary only. We encourage you to read the complete text of our certificate of incorporation and bylaws, forms of which we have filed as exhibits to the registration statement of which this prospectus is a part. These documents will become effective at the time of the Conversion without substantive change.

Our authorized capital stock will consist of             shares of common stock, par value $0.01 per share, and             shares of preferred stock, par value $0.01 per share. Immediately prior to this offering, there has been no public market for our common stock. As of                     , 2006 we had             stockholders of record. Although we have applied to list our common stock on The Nasdaq Global Market, a market for our common stock may not develop, and if one develops, it may not be sustained.

Common Stock

Each share of common stock will entitle the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. There will be no cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors will be able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the common stock will share equally on a per share basis any dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our common stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our common stock will carry no preemptive or other subscription rights to purchase shares of our stock and will not be convertible, redeemable or assessable or entitled to the benefits of any sinking fund.

Preferred Stock

Our board of directors will have the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The board may determine the designation and other terms of each series, including, among others:

•	dividend rates;

•	whether dividends will be cumulative or non-cumulative;

•	redemption rights;

•	liquidation rights;

•	sinking fund provisions;

•	conversion or exchange rights; and

•	voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

The issuance of shares of capital stock, or the issuance of rights to purchase shares of capital stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in the best interest of our stockholders, the board could authorize the issuance of preferred stock or common stock without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

•	effecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation will grant our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board could establish one or more series of preferred stock that entitle holders to:

•	vote separately as a class on any proposed merger or consolidation;

•	cast a proportionately larger vote together with our common stock on any transaction or for all purposes;

•	elect directors having terms of office or voting rights greater than those of other directors;

•	convert preferred stock into a greater number of shares of our common stock or other securities;

•	demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

•	exercise other rights designed to impede a takeover.

Alternatively, a change of control transaction deemed by the board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Certificate of Incorporation and Bylaws

Classified Board of Directors

Upon the closing of this offering, our board of directors will be will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2007, 2008 and 2009, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Election and Removal of Directors

Our board of directors will consist of between one and              directors, excluding any directors elected by holders of preferred stock pursuant to provisions applicable in the case of defaults. The exact number of directors will be fixed from time to time by resolution of the board. No director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Stockholder Meetings

Our certificate of incorporation and our bylaws will provide that special meetings of our stockholders may be called only by the chairman of our board of directors or a majority of the directors. Our certificate of incorporation and our bylaws will specifically deny any power of any other person to call a special meeting.

Stockholder Action by Written Consent

Our certificate of incorporation and our bylaws will provide that holders of our common stock will not be able to act by written consent without a meeting, unless such consent is unanimous.

Amendment of Certificate of Incorporation

The provisions of our certificate of incorporation described above under “—Election and Removal of Directors,” “—Stockholder Meetings” and “—Stockholder Action by Written Consent” may be amended only by the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend other provisions of our certificate of incorporation.

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, provided that any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with, specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of the board of directors, nomination of directors, special meetings of directors, removal of directors, committees of the board of directors and indemnification of directors and officers, requires the affirmative vote of at least 75% of all directors in office at a meeting called for that purpose; or

•	the affirmative vote of holders of 75% of the voting power of our outstanding shares of voting stock, voting together as a single class.

Other Limitations on Stockholder Actions

Our bylaws will also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•	the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•	in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Anti-Takeover Effects of Some Provisions

Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Stockholder Rights Plan

Prior to consummation of the offering, we intend to adopt a preferred share purchase rights plan. Under the plan, each share of our common stock will include one right to purchase preferred stock. The rights will separate from the common stock and become exercisable (1) ten days after public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% of our outstanding common stock or (2) ten business days following the start of a tender offer or exchange offer that would result in a person’s acquiring beneficial ownership of 15% of our outstanding common stock. A 15% beneficial owner is referred to as an “acquiring person” under the plan. The plan will provide that ACSAB, LLC and its affiliates will not be acquiring persons under the plan, and therefore, future acquisitions by them would not be subject to the antitakeover effects of the plan.

Our board of directors can elect to delay the separation of the rights from the common stock beyond the ten-day periods referred to above. The plan also will confer on our board the discretion to increase or decrease the level of ownership that causes a person to become an acquiring person. Until the rights are separately distributed, the rights will be evidenced by the common stock certificates and will be transferred with and only with the common stock certificates.

After the rights are separately distributed, each right will entitle the holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock for a purchase price of $            . The rights will expire at the close of business on the tenth anniversary of the effective date of the agreement, unless we redeem or exchange them earlier as described below.

If a person becomes an acquiring person, the rights will become rights to purchase shares of our common stock for one-half the current market price, as defined in the rights agreement, of the common stock. This occurrence is referred to as a “flip-in event” under the plan. After any flip-in event, all rights that are beneficially owned by an acquiring person, or by certain related parties, will be null and void. Our board of directors will have the power to decide that a particular tender or exchange offer for all outstanding shares of our common stock is fair to and otherwise in the best interests of our stockholders. If the board makes this determination, the purchase of shares under the offer will not be a flip-in event.

If, after there is an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our assets, earning power or cash flow are sold or transferred, each holder of a right will have the right to purchase shares of the common stock of the acquiring company at a price of one-half the current market price of that stock. This occurrence is referred to as a “flip-over event” under the plan. An acquiring person will not be entitled to exercise its rights, which will have become void.

Until ten days after the announcement that a person has become an acquiring person, our board of directors may decide to redeem the rights at a price of $.01 per right, payable in cash, shares of our common stock or other consideration. The rights will not be exercisable after a flip-in event until the rights are no longer redeemable.

At any time after a flip-in event and prior to either a person’s becoming the beneficial owner of 50% or more of the shares of our common stock or a flip-over event, our board of directors may decide to exchange the rights for shares of our common stock on a one-for-one basis. Rights owned by an acquiring person, which will have become void, will not be exchanged.

Other than provisions relating to the redemption price of the rights, the rights agreement may be amended by our board of directors at any time that the rights are redeemable. Thereafter, the provisions of the rights agreement other than the redemption price may be amended by the board of directors to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement. No amendment to lengthen the time period for redemption may be made if the rights are not redeemable at that time.

The rights will have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if the acquisition may be favorable to the interests of our stockholders. Because the board of directors can redeem the rights or approve a tender or exchange offer, the rights should not interfere with a merger or other business combination approved by the board.

Delaware Business Combination Statute

We will elect to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Listing of Common Stock

We will apply to list our common stock on The Nasdaq Global Market under the symbol “ASAB.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. The market price of our common stock could drop because of sales of a large number of shares in the open market following this offering or the perception that those sales may occur. These factors also could make it more difficult for us to raise capital through future offerings of common stock.

After this offering, we will have             shares of our common stock outstanding. All of the shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares that may be acquired by one of our affiliates, as that term is defined in Rule 144 under the Securities Act. Affiliates are individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant stockholders.

All of the shares outstanding upon completion of the offering, other than the shares sold in the offering, are deemed “restricted securities” as defined in Rule 144, and may not be sold other than through registration under the Securities Act or under an exemption from registration, such as the one provided by Rule 144.

In general, beginning 90 days after the date of the prospectus, a stockholder subject to Rule 144 who has owned common stock of an issuer for at least one year may, within any three-month period, sell up to the greater of:

•	1% of the total number of shares of common stock then outstanding; and

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing with the SEC of the stockholder’s required notice of sale.

Rule 144 requires stockholders to aggregate their sales with other affiliated stockholders for purposes of complying with this volume limitation. Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A stockholder who has owned common stock for at least two years, and who has not been an affiliate of the issuer for at least 90 days, may sell common stock free from the manner of sale, public information, volume limitation and notice requirements of Rule 144.

Each of our company, our executive officers and directors, the selling stockholders and certain other persons has agreed that, without the prior written consent of UBS Securities LLC and Lehman Brothers Inc. on behalf of the underwriters, it will not, for a period of 180 days after the date of this prospectus, sell shares of common stock or take other related actions, subject to limited exceptions, all as described under “Underwriting.” These lock-up agreements cover substantially all the shares outstanding upon completion of the offering, other than the shares sold in the offering. UBS Securities LLC and Lehman Brothers Inc. have no current intent or arrangement to release any shares subject to these lock-up agreements. The release of any lock-up will be considered on a case-by-case basis. In considering whether to release any shares, UBS Securities LLC and Lehman Brothers Inc. would consider the particular circumstances surrounding the request, including the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the possible impact on the market for our common stock, and whether the holder of our shares requesting the release is an officer, director or other affiliate of our company.

Upon completion of the offering, we expect that options to purchase             shares of common stock will have been granted under our 2006 long-term incentive plan. We intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under that plan. This registration will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act, upon completion of the lock-up period described above. Shares registered under the Form S-8 registration statement held by affiliates will be subject to Rule 144 volume limitations.

UNDERWRITING

We and the selling stockholders are offering shares of our common stock through the underwriters named below. UBS Securities LLC and Lehman Brothers Inc. are acting as joint book-running managers of our offering. UBS Securities LLC, Lehman Brothers Inc., Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and Friedman, Billings, Ramsey & Co., Inc. are the representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares listed next to its name in the following table:

Underwriters	Number of shares
UBS Securities LLC
Lehman Brothers Inc.
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. Incorporated
Friedman, Billings, Ramsey & Co., Inc.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-Allotment Option

The underwriters have an option to buy up to an aggregate of             additional shares of our common stock from the selling stockholders. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares on a pro rata basis in approximately the same proportion to the amounts specified in the table above.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the price and upon the terms stated in the underwriting agreement and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters, assuming both no exercise and full exercise of their over-allotment option:

	Paid by us		Paid by the selling stockholders		Total
	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise
Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $            . The selling stockholders are not obligated to reimburse us for any of such expenses.

No Sales of Similar Securities

We, the selling stockholders, our executive officers and directors and our other existing security holders have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Lehman Brothers Inc., offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC and Lehman Brothers Inc. may, in their sole discretion, release some or all of the securities from these lock-up agreements.

Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day lock-up period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, then the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Indemnification and Contribution

We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including certain liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders have agreed to contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

Listing

We intend to apply to have our common stock approved for listing on The Nasdaq Global Market under the symbol “ASAB.”

Price-Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids;

•	syndicate covering transactions; and

•	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock in the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the Nasdaq Stock Market may engage in passive market making transactions in our common stock on the Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq Stock Market, in the over-the-counter market or otherwise.

Determination of Offering Price

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us, the selling stockholders and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus;

•	our history and prospects and the history of, and prospects for, the industry in which we compete;

•	our past and present financial performance and an assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters, the selling stockholders and us.

Affiliations

Certain of the underwriters or their affiliates have in the past provided commercial banking, financial advisory, investment banking or other services for us and our affiliates, including the selling stockholders and their affiliates, for which they received customary fees. The underwriters and their affiliates may in the future provide these types of services to us, the selling stockholders and our respective affiliates.

NOTICE TO INVESTORS

European Economic Area

With respect to each Member State of the European Economic Area which has implemented Prospectus Directive 2003/71/EC, including any applicable implementing measures, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common stock in this offering is only being made:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

United Kingdom

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000 (FSMA) with respect to anything done in relation to shares of our common stock in, from or otherwise involving the United Kingdom. In addition, each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to the Company. Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

Switzerland

Shares of our common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The shares of our common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to shares of our common stock may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of material United States federal income and estate tax considerations applicable to non-U.S. holders relating to the purchase, ownership and disposition of our common stock, which does not purport to be a complete analysis of all the potential tax considerations relating thereto. The rules governing the United States federal income and estate taxation of non-U.S. holders are complex, and no attempt will be made in this prospectus to provide more than a summary of certain of those rules. This summary is based on the Internal Revenue Code of 1986, Treasury regulations, rulings and pronouncements of the Internal Revenue Service, and judicial decisions as of the date of this prospectus. These authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those described in this summary. We have not sought any ruling from the IRS with respect to the statements made and conclusions reached in this summary, and there can be no assurance that the IRS will agree with these statements and conclusions.

This summary is addressed only to persons who are non-U.S. holders who hold our common stock as a capital asset. As used in this discussion, “non-U.S. holder” means a beneficial owner of our common stock that for United States federal income tax purposes is not:

•	an individual who is a citizen or resident of the United States;

•	a partnership, or other entity treated as a partnership for United States federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust (1) if it is subject to the supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction or the effect of any tax treaty. In addition, this discussion does not address tax considerations that are the result of a holder’s particular circumstances or of special rules, such as those that apply to holders subject to the alternative minimum tax, financial institutions, tax-exempt organizations, insurance companies, governments or agencies or instrumentalities thereof, international organizations, dealers or traders in securities or commodities, regulated investment companies, real estate investment trusts, certain former citizens or former long-term residents of the United States, or persons who will hold our common stock as a position in a hedging transaction, “straddle” or “conversion transaction.” Special rules not discussed herein may apply to a non-U.S. holder that is a controlled foreign corporation or passive foreign investment company. If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our common stock, then the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such a partner is encouraged to consult its tax advisor as to its consequences.

THIS DISCUSSION DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR COMMON STOCK. INVESTORS CONSIDERING THE PURCHASE OF OUR

COMMON STOCK ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

Payments on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. We do not anticipate having current or accumulated earnings and profits until at least the second quarter of 2007. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted basis in our common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of common stock. See “Disposition of Our Common Stock” below.

Dividends paid on our common stock to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate specified by an applicable treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Internal Revenue Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate specified by an applicable treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will generally be required to complete IRS Form W-8BEN (or valid substitute or successor form) certifying under penalty of perjury its entitlement to benefits under that treaty. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals and to non-U.S. holders whose stock is held through certain foreign intermediaries.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to a treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Disposition of Our Common Stock

A non-U.S. holder will generally not be subject to United States federal income tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of our common stock unless:

•	the gain is effectively connected with the holder’s conduct of a trade or business in the United States (and, where a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year in which disposition occurs and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the non-U.S. holder’s holding period for our common stock (or, if shorter, the five year period ending on the date of disposition) and either (x) our common stock is not regularly traded on an established securities market or (y) the non-U.S. holder has held more than 5% of our outstanding common stock at any time during the non-U.S. holder’s holding period (or, if shorter, the five-year period ending on the date of the disposition).

We believe that we are currently a “United States real property holding corporation” for United States federal income tax purposes, and we expect our common stock to be regularly traded on the Nasdaq Global Market. In that event, non-U.S. holders who have not held more than 5% of our outstanding common stock at any time during the non-U.S. holder’s holding period (or, if shorter, the five-year period ending on the date of the disposition) will not be subject to U.S. income tax on their dispositions of our common stock. Non-U.S. holders who have held more than 5% of our common stock at any time during the non-U.S. holder’s holding period (or, if shorter, the five-year period ending on the date of the disposition) will be subject to United States federal income tax in the same manner as if the non-U.S. holder were a United States person as defined under the Internal Revenue Code, and will be required to file annual returns with the United States Internal Revenue Service reporting holdings in U.S. real property interests. A non-U.S. holder that is a foreign corporation may also be subject to a branch profits tax at a 30% rate (or such lower rate specified by an applicable treaty) in such a case. Special attribution rules apply to determine ownership of stock, and holders are urged to consult their own tax advisors with respect to the application of these rules.

In the event that our common stock were to cease to be regularly traded on an established securities market, all non-U.S. holders would become subject to United States federal income tax on disposition of our common stock, and would be required to file annual returns with the United States Internal Revenue Service reporting holdings in U.S. real property interests.

An individual or corporate non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Internal Revenue Code, and a corporate non-U.S. holder also may be subject to the additional “branch profits tax” at a 30% rate or such lower rate specified by an applicable treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the disposition, which tax may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

Certain United States Federal Estate Tax Considerations

Common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise.

Information Reporting and Backup Withholding

In general, we must submit annually an information return to the IRS and to each non-U.S. holder describing any dividends paid, regardless of whether withholding was required. Copies of these returns may also be made available under the provisions of a specific treaty or agreement to the tax authority of the country in which the non-U.S. holder resides. In addition, a non-U.S. holder may be subject to United States backup withholding on dividends paid and on the proceeds from a disposition of our common stock unless the non-U.S. holder complies with the required certification procedures to establish that it is not a United States person as defined under the Internal Revenue Code.

Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker is a United States person, or otherwise has certain specified connections with the United States, unless in any such case the broker has documentary evidence in its records that the beneficial owner is a non-United States holder and certain other conditions are met, or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of common stock by a United States office of a broker will be subject to both information reporting and backup withholding unless the holder certifies its non-United States holder status under penalties of perjury and the broker does not have actual knowledge or reason to know that the payee is a United States person, or otherwise establishes an exemption.

Any amount withheld from a payment under the backup withholding rules may be allowed as a credit against the non-U.S. holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Baker Botts L.L.P., Dallas, Texas and for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements of ASAlliances Biofuels, LLC, a development-stage company, and its subsidiaries as of and for the year ended December 31, 2005, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. In this prospectus we refer to that registration statement, together with all amendments, exhibits and schedules to that registration statement, as “the registration statement.”

As is permitted by the rules and regulations of the SEC, this prospectus, which is part of the registration statement, omits some information, exhibits, schedules and undertakings set forth in the registration statement. For further information with respect to us, and the securities offered by this prospectus, please refer to the registration statement.

Following this offering, we will be required to file current, quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statements and other information at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material may also be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (800) 732-0330. The SEC maintains a Web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2005	June 30, 2006
		(unaudited)
ASSETS
Cash and cash equivalents	$—	$807,365
Restricted cash	—	5,416,071
Prepaid expenses	—	391,660

Total current assets	—	6,615,096

Property, plant, and equipment:
Land	—	2,737,143
Construction in progress	2,939,202	85,660,174
Restricted cash	—	4,738,929
Deferred offering and financing costs	1,288,861	376,207
Debt issuance costs, net	—	14,354,156
Interest rate swap	—	470,907
Other assets	—	11,845

Total assets	$4,228,063	$114,964,457

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$3,415,467	$35,483,027
Related party advances	1,364,021	—
Accrued liabilities	—	542,497

Total current liabilities	4,779,488	36,025,524
Subordinated notes	—	2,656,650

Total liabilities	4,779,488	38,682,174

Members’ equity:
Class A units, 10% cumulative preferred return, voting, 600,006 units committed, 532,286 units issued at June 30, 2006	—	53,946,229
Class B units, voting, 255,994 units committed, 233,382 units issued at June 30, 2006	—	23,641,798
Class C units, nonvoting, 144,000 units committed and issued at June 30, 2006	—	—
Founders’ deficit	(551,425)	(1,305,744)

Total members’ (deficit) equity	(551,425)	76,282,283

Commitments and contingencies

Total liabilities and members’ equity	$4,228,063	$114,964,457

See accompanying notes to unaudited condensed consolidated financial statements.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

Six months ended June 30, 2005 and 2006

	June 30, 2005	June 30, 2006	Inception through June 30, 2006
Selling, general, and administrative expenses	$54,390	$6,385,786	$6,986,578

Loss from operations	(54,390)	(6,385,786)	(6,986,578)

Other income (expense):
Interest expense	—	(1,176,917)	(1,176,917)
Interest income	—	192,112	192,112
Unrealized gain on interest rate swap	—	470,907	470,907

	—	(513,898)	(513,898)

Net loss	$(54,390)	$(6,899,684)	$(7,500,476)

See accompanying notes to unaudited condensed consolidated financial statements.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

Condensed Consolidated Statements of Cash Flows

(Unaudited)

Six months ended June 30, 2005 and 2006

	June 30, 2005	June 30, 2006	Inception through June 30, 2006
Cash flows from operating activities:
Net loss	$(54,390)	$(6,899,684)	$(7,500,476)
Adjustments to reconcile net loss to net cash used in operating activities:
Unrealized gain on interest rate swap	—	(470,907)	(470,907)
Allocation of indirect founders’ costs	23,401	3,061	52,428
Expenses funded by related party advances	30,989	—	76,032
Amortization of debt issuance costs	—	682,710	682,710
Changes in assets and liabilities:
Increase in prepaid expenses	—	(391,660)	(391,660)
Increase in accounts payable	—	1,479,440	1,954,833
Increase in accrued liabilities	—	542,497	542,497
Increase in other assets	—	(11,845)	(11,845)

Net cash used in operating activities	—	(5,066,388)	(5,066,388)

Cash flows from investing activities:
Purchase of property, plant, and equipment	—	(48,177,289)	(48,177,289)
Increase in restricted cash	—	(10,155,000)	(10,155,000)

Net cash used in investing activities	—	(58,332,289)	(58,332,289)

Cash flows from financing activities:
Proceeds from subordinated notes	—	2,656,650	2,656,650
Issuance of units	—	78,043,158	78,043,158
Equity issuance costs	—	(6,276,904)	(6,276,904)
Debt issuance costs	—	(8,852,841)	(8,852,841)
Repayment of related party advances	—	(1,364,021)	(1,364,021)

Net cash provided by financing activities	—	64,206,042	64,206,042

Net increase in cash	—	807,365	807,365
Cash, beginning of period	—	—	—

Cash, end of period	$—	$807,365	$807,365

Noncash investing and financing activities:
Issuance of class B units in connection with subordinated notes	$—	$5,220,000	$5,220,000
Contribution of land in exchange for class B units	—	681,040	681,040
Costs paid by related party:
Purchase of property, plant, and equipment	—	—	2,939,202
Equity issuance costs	—	—	324,836
Debt issuance costs	—	—	964,025
Issuance of Class B units for construction payables	—	6,011,666	6,011,666
Increase in property, plant, and equipment and related accounts payable	—	30,588,120	30,588,120

See accompanying notes to unaudited condensed consolidated financial statements.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006 and 2005

(1) Nature of Business and Significant Accounting Policies

(a) Nature of Business

ASAlliances Biofuels, LLC (the Company), a Delaware limited liability company, formerly known as Demeter Enterprises, LLC, was formed on December 21, 2004 (inception). The Company will produce ethanol and distillers grains, which is a co-product of ethanol production. From inception to June 30, 2006, substantially all of the operations of the Company relate to obtaining financing for and construction of its first three ethanol plants, located in Albion, Nebraska; Bloomingburg, Ohio; and Linden, Indiana.

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, the accompanying consolidated financial statements contain all material adjustments, consisting principally of normal recurring adjustments, necessary for a fair presentation of the Company’s financial position, results of operations, and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to applicable rules and regulations, although the Company believes that the disclosures herein are adequate to make the information presented not misleading. The operating results for the interim periods are not necessarily indicative of the results that may be expected for a full year.

Prior to the capitalization transaction that occurred on February 6, 2006 (refer to note 2), ASAH GP, LLC (ASAH) and its related entities (collectively, the Founders) paid for costs incurred on behalf of the Company.

The Company is considered a development-stage company because it has not commenced operations, hired the full complement of personnel to operate its facilities, or generated revenues from its planned principal operations. As a development-stage company, the Company is dependent upon significant financing to provide the capital necessary to execute its business plan.

(b) Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include direct costs incurred by the Founders related to the activities of the Company. Such costs were incurred beginning in April 2005 and were reimbursed by the Company in February 2006. The consolidated financial statements also include an allocation of certain indirect costs incurred by the Founders, primarily legal costs, rent and other overhead, which were not reimbursed by the Company. These amounts are considered capital contributions and are included in Founders’ contributions, a component of members’ equity. Management believes the amounts allocated are reasonable and reflect indirect costs associated with the Company.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2006 and 2005

Principles of Consolidation

The consolidated financial statements include the financial statements of ASAlliances Biofuels, LLC and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents consist of operating cash accounts and a money market instrument with an initial maturity of three months or less. Certain of the Company’s cash accounts are restricted and may only be used to pay interest on the subordinated notes.

Property, Plant, and Equipment

Property, plant, and equipment consists of land and construction in progress and is stated at cost. Depreciation will be computed using the straight-line method over the estimated useful lives of the respective assets beginning from the date the assets are placed in service. At June 30, 2006, accounts payable and accrued liabilities included approximately $33.5 million related to the Company’s construction activities. All such amounts are expected to be paid in 2006.

The Company capitalizes interest during the period of construction as part of the cost of the constructed asset. Interest capitalized amounted to approximately $73,000 for the six-month period ended June 30, 2006.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company has not recognized any impairments of long lived assets during the period from inception through June 30, 2006.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2006 and 2005

Asset Retirement Obligation

In accordance with SFAS No. 143, Accounting for Asset Retirement Obligations, and FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, the Company recognizes asset retirement obligations, including conditional asset retirement obligations, if the legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation can be made.

Prepaid Expenses

Prepaid expenses consist primarily of prepaid insurance premiums.

Debt Issuance Costs

Debt issuance costs consist of costs incurred related to the senior credit facility and subordinated notes, including an amount attributable to Class B units issued to the purchasers of the subordinated notes. Debt issuance costs will be amortized over the term of the related debt using a straight-line method of amortization during the construction phase, and an interest method upon conversion to term loans. Amortization of debt issuance costs commenced February 6, 2006 and amounted to $682,710 for the six months ended June 30, 2006. This amount is included in interest expense in the accompanying consolidated statement of operations.

Deferred Offering and Financing Costs

Deferred offering and financing costs at December 31, 2005 represent costs incurred that were directly attributable to the February 6, 2006 capitalization transaction. Concurrent with the capitalization transaction, $964,025 of this balance was reclassified to debt issuance costs and $324,836 was reclassified to members’ equity as a reduction to the proceeds from issuance of the members’ interests. Deferred offering costs at June 30, 2006 represent costs incurred related to the Company’s planned registration statement and initial public offering.

Accrued Liabilities

Accrued liabilities at June 30, 2006 primarily represent legal costs incurred which have not been invoiced.

Derivative Instruments and Hedging Activities

The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This statement requires that all derivatives be recorded on the balance sheet at fair value, and permits hedge accounting to be applied provided that certain criteria are met. The Company has elected not to apply hedge accounting for its interest rate swap, which is the Company’s only derivative instrument at June 30, 2006.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2006 and 2005

The Company entered into the interest rate swap on February 6, 2006 to hedge a portion of its variable rate cash flow exposure on its senior credit facility. The notional amount of the swap increases based on expected borrowings under the senior credit facility up to a maximum of 50% of the $275 million senior credit facility. The fair value of the interest rate swap at June 30, 2006 was an asset of $470,907.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes, and does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of its members. Therefore, no provision or liability for federal or state income taxes has been included in these condensed consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payments, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based transactions. This statement, which is effective January 1, 2006, is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This statement will require measurement of the cost of employee services received in exchange for shared-based compensation based on the grant-date fair value of the award. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. As of June 30, 2006, no shared-based awards had been granted by the Company.

In December 2004, the FASB issued FASB Statement No. 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this statement, such items will be recognized as current-period charges. In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the ethanol plants. This statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. The adoption of this statement is not expected to have a significant effect on the Company’s financial statements.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2006 and 2005

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. Statement No. 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for the Company for all accounting changes and any error corrections occurring after January 1, 2006.

(2) Members’ Equity

On February 6, 2006, the Company entered into an LLC agreement creating new classes of members’ units, and completed a private placement of Class A and B units. The founding members received Class C units in connection with this transaction. The Class A and B members committed to contribute $95.2 million in exchange for their membership units. On February 6, 2006, Class A unit members contributed approximately $30.1 million in cash in exchange for 276,699 Class A units and Class B unit members contributed approximately $6.7 million in exchange for 87,963 Class B units. Class A and Class B unit members fund commitments with each subsequent capital call to fund the Company’s operations, which primarily relate to construction costs. Upon full funding of the committed capital amounts, the Class A unit members will contribute in the aggregate $65.2 million and will receive a total of 600,006 Class A units. At June 30, 2006, Class A unit members had contributed $57,876,642 in exchange for 532,286 units, with unfunded commitments of $7,363,268.

The Class B unit members will contribute in the aggregate $30.0 million and will receive a total of 255,994 Class B units. At June 30, 2006, Class B unit members had contributed $26,859,222 in exchange for 233,282 units, with unfunded commitments of $3,140,778. The Company paid certain Class A unit holders an equity fee of $5.0 million in connection with issuance of the A and B units, which was recorded as a reduction to the proceeds received.

The Class C unit member was issued all of its 144,000 units. No consideration was paid by the C unit members for these Founders’ units and, as a result, no value was assigned to these units as indicated in the table below. The Class C unit members also received a $3.0 million development fee, which is included in selling, general, and administrative expenses in the accompanying condensed consolidated statement of operations for the six months ended June 30, 2006.

Class A units have voting rights, receive a 10% preferred return and receive profit allocations and distributions prior to profit allocations for other classes. Class B units have voting rights and have priority over the Class C units in terms of profit allocations and distributions. Class C units do not have voting rights.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2006 and 2005

The table below depicts members’ equity activity for the six month period ended June 30, 2006. The LLC agreement stipulates the profit and loss allocation provisions for each class member. The net loss incurred prior to February 6, 2006 was allocated to Founders’ equity, which represents members’ equity prior to the issuance of new units. In accordance with the LLC agreement, the net loss subsequent to February 6, 2006 was allocated to the Class B units.

	Class A	Class B	Class C	Founders’ Equity	Total
December 31, 2005	$—	—	—	(551,425)	(551,425)
Founders’ contributions	—	—	—	3,061	3,061
Issuance of units, net of issuance costs of $6,225,533	53,946,229	29,784,102	—	—	83,730,331
Net loss	—	(6,142,304)	—	(757,380)	(6,899,684)

Balance, June 30, 2006	$53,946,229	23,641,798	—	(1,305,744)	76,282,283

Included in issuance costs is $324,836 of equity issuance costs which were deferred at December 31, 2005, and were reclassified on February 6, 2006 to members’ equity as a reduction to proceeds received from the issuance of units.

In 2005, the Company engaged a third party to identify potential investors in the Company. The Company agreed to pay the third party $963,750 contingent upon closing of the capitalization transaction. Such amount was paid at closing on February 6, 2006, and is reflected as a reduction to proceeds from the private placement in the June 30, 2006 unaudited condensed consolidated balance sheet.

(3) Debt

(a) Subordinated Notes

On February 6, 2006, the Company entered into a subordinated note agreement with certain Class A and Class B unit members, committing to $62.5 million aggregate principal amount of subordinated notes with an interest rate of 17% and a maturity of eight years. The purchasers of the notes also received 40,000 Class B Units. The Company paid the creditors a debt fee of $1.3 million, which was recorded as debt issuance costs in the accompanying condensed consolidated balance sheets.

Interest on the subordinated notes at the rate of 11% per annum is payable in cash quarterly in arrears, with the remaining 6% of the interest payable to the extent permitted under the senior credit facility from excess cash flow. In the event that the Company does not have sufficient excess cash flows to make the quarterly payments of the additional interest, the amounts accrue and are due upon the maturity of the notes. Principal payments of the subordinated notes are payable quarterly beginning with the first quarter after construction of the plants is complete based on the availability of excess cash flows, with a final principal payment due on February 6, 2015.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2006 and 2005

The subordinated debt may be prepaid at the Company’s option, or the occurrence of certain events specified in the agreement, at a price equal to the principal amount of such subordinated debt, plus accrued interest on the amount prepaid, plus a prepayment fee on the principal amount of the subordinated debt being prepaid equal to 4% until February 6, 2007. The prepayment fee is reduced 1% on each February 6, until 2011, when the prepayment fee is zero.

At June 30, 2006, the Company had received $2,656,650 in proceeds from the subordinated debt holders. The proceeds are available to fund construction costs after the capital contributions have been received for each ethanol plant.

As of June 30, 2006, the Company was not in compliance with certain restrictive covenants of the subordinated notes agreement. The covenant violations are substantially similar to those described below related to the senior credit facility. The lenders waived the applicability of the restrictive covenants for which the Company was not in compliance.

The subordinated note agreement was amended for certain conditions, including extending the time to furnish financial information on an interim and annual basis and other documentation conditions. None of the modifications in the amendment affected amounts available for borrowing, the repayment terms, or the interest rate.

(b) Senior Credit Facility

On February 6, 2006, the Company entered into a senior credit facility (Senior Credit Facility) with banks, institutional investors and other financial institutions for a maximum aggregate principal amount of $275 million. Borrowings under the Senior Credit Facility will be used for the development, engineering, construction and operation of the Company’s Linden, Albion and Bloomingburg plants in two tranches: tranche A for $175 million and tranche B for $100 million. Any amounts not utilized for the related plant may be used at the Company’s option for any of the other of these three plants. The Company paid the creditors approximately $5.7 million in fees at the execution of the agreement on February 6, 2006 and these amounts are included in debt issuance costs in the accompanying condensed consolidated balance sheet. The construction loans are available until the earlier of the completion of such plant or March 15, 2008. At June 30, 2006, no proceeds had been received related to these notes, as the capital contributions from the equity members and the subordinated debt proceeds must be received prior to the receipt of proceeds from the senior credit facility.

Upon completion of each plant and full payment of all costs thereto and the satisfaction of certain other conditions, the construction loans may be converted into term loans. Amounts borrowed and repaid under the Senior Credit Facility may not be re-borrowed.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2006 and 2005

Tranche A loans under the Senior Credit Facility bear interest at the Company’s option at the administrative agent’s base rate (which is the higher of the federal funds effective rate and the administrative agent’s prime rate) plus 1.50% per annum or a Eurodollar rate based on LIBOR plus 2.50% per annum and tranche B loans under the Senior Credit Facility bear interest at the Company’s option at the administrative agent base rate plus 3.50% per annum or LIBOR plus 4.50% per annum. The Company entered into the interest rate swap on February 7, 2006 to hedge a portion of its variable rate cash flow exposure on its Senior Credit Facility. The notional amount of the swap increases based on expected borrowings under the Senior Credit Facility up to a maximum of 50% of the $275 million Senior Credit Facility. The Company pays quarterly commitment fees of 0.50% per annum based on the average daily unused amount of the construction loan commitments under the Senior Credit Facility. Commitment fees for the six months ended June 30, 2006 were $542,465, and such amount is included in interest expense in the accompanying condensed consolidated statements of operations and the scheduled quarterly payment is accrued in the amount of $342,808. The Company will also pay an agent fee of $125,000 per year.

The obligations under the Senior Credit Facility are secured by the assets of the Company and a pledge of all of the equity interests in the Company’s subsidiaries.

The obligations under the Senior Credit Facility are senior in right of payment to the subordinated notes. In the event that the construction loans are not converted into term loans, they mature and are due and payable on March 15, 2008. If converted, the tranche A term loans would be payable in equal quarterly installments of principal of $2,625,000 and the tranche B term loans would be payable in equal quarterly installments of principal of $1,500,000, with accrued interest on the unpaid loans commencing with the date the construction loans are converted to term loans in accordance with the terms of the Senior Credit Facility and ending on the earlier of 78 months after the term loan conversion date and June 30, 2014.

After the construction loans have converted to term loans, the Senior Credit Facility requires the Company to prepay the terms loans each quarter based on a percentage of the Company’s excess cash flows as defined in the Senior Credit Facility.

The Senior Credit Facility contains various covenants that, among other restrictions, limit the Company’s ability and the ability of its subsidiaries to make distributions and pay dividends; incur indebtedness and swap and hedge obligations; grant or assume liens; make certain investments; change the nature of the Company’s business; issue equity interest in the Company not pledged to the lenders; and sell, transfer, assign or convey assets, or engage in certain mergers or acquisitions.

The Senior Credit Facility contains customary events of default and also includes events of default for failure to complete the plants by the earlier of 22 months from the date of the first borrowing and March 15, 2008; defaults on other indebtedness by the Company or Cargill; and certain changes of control.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2006 and 2005

As of June 30, 2006, the Company had not satisfied conditions to funding in the Senior Credit Facility related to (i) air permits for the Linden, Albion and Bloomingburg plants (ii) the commencement of work by the builder at the Albion and Linden plants prior to accepting the notice to proceed for the Albion design-build contract and the Linden design-build contract, (iii) the final work schedule for the Bloomingburg plant which had not yet been completed, and (iv) noncompliance with certain administrative representations, warranties and covenants, as noted below.

In addition to the conditions set forth above, the Company did not fully comply with certain administrative representations, warranties and covenants. In particular, the Company (i) did not enter into two agreements for the Linden plant by the date required in the Senior Credit Facility, (ii) did not give prior notice to use certain subcontractors not listed in the design-build contracts (iii) did not deliver the financial statements and compliance certificate within 45 days of the end of the first fiscal quarter of 2006, (iv) did not provide copies of change orders and monthly progress reports with respect to the design-build contracts within the time periods required by the Senior Credit Facility, (v) did not provide certified copies of certain governmental approvals obtained since the closing date, and (vi) did not provide notice of events of default that may have arisen as the result of the above, along with a compliance plan, as required pursuant to the Senior Credit Facility.

The Company received waivers from the lenders that waive or extend the applicability of conditions to funding in the Senior Credit Facility for which the Company was not in compliance, and waive non-compliance or extend the compliance date with the administrative representations, warranties and covenants described above. The compliance date for certain of the conditions to borrowing was extended to November 2006. These conditions include providing permits, obtaining certain government approvals, and confirmation of no litigation against the Company. Management believes that the conditions to borrowing will be met by the extended compliance date.

The Senior Credit Facility was amended for certain conditions, including conditions to borrowing, extending the time to furnish financial information on an interim and annual basis, and other documentation conditions. None of the modifications in the amendment affected amounts available for borrowing, the repayment terms or interest rate.

(4) Related Party Transactions

The Company pays certain unit holders an annual management and administrative fee in the amount of $1,650,000 paid in quarterly installments. The Company also pays the Founders a $750,000 annual administrative fee, paid quarterly. Such fees are included in selling, general and administrative expense in the accompanying consolidated statement of operations, and the unpaid amounts are included in accounts payable.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2006 and 2005

On February 6, 2006, the Company entered into a lump-sum design-build contract with Fagen, Inc. (Fagen) for the construction and development of each of its ethanol plants. Pursuant to these agreements, the Company will pay Fagen $96.3 million, subject to adjustment, for the construction of each of the ethanol plants.

On February 6, 2006, the Company entered into various agreements with Cargill, Incorporated and its affiliates (Cargill), including a corn supply agreement. This agreement has a term of twenty years from the date of substantial completion of the ethanol plants. Pursuant to the agreement, Cargill will be the exclusive supplier of corn to each facility. In addition, with respect to each of the three plants, the Company will lease storage space for corn pursuant to a grain facility lease with Cargill. Under this lease, the Company will owe no additional fees to Cargill so long as the corn supply agreement with respect to a particular facility is still in place. The minimum fees owed to Cargill in connection with the corn supply agreement is approximately $2 million per annum per facility. The agreement contains events of default including the Company’s inability to fulfill its payment obligations, the Company becoming insolvent, defaults on its other Cargill agreements, or the purchase of certain amounts of corn from other suppliers.

On February 6, 2006, the Company entered into a contract for the sale and purchase of natural gas with Cargill. This contract has a term of ten years from the date of substantial completion of ethanol plants. Pursuant to the contract, Cargill will be responsible for supplying all of the natural gas to each facility for project needs. Under the contracts, the Company will pay Cargill a fee based on a percentage of the NYMEX settlement price for the natural gas. The agreement contains events of default including the Company’s failure to make its payment obligations, the Company becoming insolvent or failing to take delivery of requested gas.

On February 6, 2006, the Company entered into an ethanol marketing agreement with Cargill. This agreement has a term of ten years from the date of commencement of commercial operations at the ethanol plants. Pursuant to the agreement, Cargill will be the exclusive purchaser and marketer of the Company’s ethanol production. In addition, Cargill will be responsible for the logistics and transportation relating to the marketing of the ethanol. The agreement contains events of default including the Company’s failure to make payment obligations, upon the Company becoming insolvent, ethanol production falling short of agreed amounts or defaults under other Cargill agreements.

On February 6, 2006, the Company entered into a noncompetition agreement, under which Cargill and the Company have agreed, subject to certain exceptions, not to have an ownership interest in any ethanol facilities within a 50-mile radius of each of the Linden, Albion, and Bloomingburg facilities so long as the principal agreements with respect to such facility are in effect.

On February 6, 2006, the Company entered into ten-year advisory agreements with respect to managing the risk of corn and natural gas prices and supplies. Pursuant to these agreements the Company will work with Cargill to develop strategies that it believes mitigate price risk of certain raw materials and energy sources.

The Company and Cargill expect to amend their current goods and services agreements. The agreements with Cargill currently contain or will contain, when amended, termination rights that, under certain circumstances, allow either party to terminate the contracts. Cargill will have the right to terminate the agreements if the Company is in default with its obligations under the contracts including, among other items: failure to make payment within the contractual terms, committing fraud against Cargill, purchasing corn from non-Cargill parties in violation of the terms of the contracts and if a prohibited party, as defined by the agreements, acquires 30% or more ownership of the Company.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2006 and 2005

(5) Commitments and Contingencies

The Company’s operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdiction in which it operates. These laws require the Company to investigate and remediate the effects of the release or disposal of material at its locations. Accordingly, the Company has adopted practices and procedures in the areas of pollution control, occupational health, and the production, handling, storage, and use of hazardous materials to prevent environmental or other damage, and to limit the financial liability which could result from such events. Environmental liabilities are recorded when the Company’s liability is probable and the costs can be reasonably estimated. No such liabilities were recorded at June 30, 2006.

(6) Risks, Uncertainties, and Concentrations

The Company is dependent on Cargill for its corn supply, natural gas supply, and the purchase of all of the Company’s finished products. The Company believes other suppliers could provide similar raw materials on comparable terms, but a change in suppliers could increase delivery costs which would affect operating results adversely. The Company believes other customers could purchase the Company’s finished products, but a change in customers could affect operating results adversely. Additionally, the Company could experience material losses if Cargill were to default on payments which will be owed to the Company.

The Company is highly dependent upon Fagen and ICM to complete the construction and design of their ethanol plants in Linden, Indiana; Albion, Nebraska; and Bloomingburg, Ohio. Any delay, default or nonperformance by Fagen or ICM of their obligations could adversely affect the Company’s business and results of operations.

(7) Segment Information

The Company operates in one business segment, the production of ethanol and its co-products.

(8) Subsequent Events

Contracts and Agreements

In September 2006, the Company entered into an agreement with Opco II Holdings, LLC (an entity owned by the Founders) to assign to the Company all of Opco II Holdings, LLC’s interests in certain agreements related to the development of three additional planned ethanol facilities located in Mt. Vernon and Tipton, Indiana, and McLeansboro, Illinois (three additional planned facilities). Pursuant to this agreement, the Founders will be paid development fees of approximately $8 million.

In September 2006, the Company entered into a bridge note agreement with certain of the Company’s LLC members to provide up to $7,500,000 of subordinated debt at a stated interest rate of 12% per annum, with a required additional payment at maturity to increase the annualized rate of return to 35%, to be used by the Company to pay transaction costs and development costs of the three additional planned facilities.

Report of Independent Registered Public Accounting Firm

The Board of Managers and Members

ASAlliances Biofuels, LLC:

We have audited the accompanying consolidated balance sheet of ASAlliances Biofuels, LLC and subsidiaries (a development-stage company) as of December 31, 2005, and the related consolidated statement of operations, changes in members’ equity, and cash flows for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASAlliances Biofuels, LLC and subsidiaries (a development-stage company) as of December 31, 2005, and the results of their operations and their cash flows for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas

August 1, 2006

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

CONSOLIDATED BALANCE SHEET

December 31, 2005

ASSETS
Property, plant, and equipment:
Construction in progress	$2,939,202
Deferred offering and financing costs	1,288,861

Total assets	$4,228,063

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$3,415,467
Related party advances	1,364,021

Total current liabilities	4,779,488

Members’ deficit	(551,425)

Total liabilities and members’ equity	$4,228,063

See accompanying notes to consolidated financial statements.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2005 (1)

Selling, general, and administrative expenses	$600,792

Net loss	$(600,792)

(1)	The Company’s inception date was December 21, 2004. Costs incurred during the period from December 21, 2004 to December 31, 2004 were inconsequential, and separate presentation of the results for this period is not meaningful. Refer to basis of presentation in note 1(b).

See accompanying notes to consolidated financial statements.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

Year ended December 31, 2005

Members’ deficit at January 1, 2005	$—
Founders’ contributions	49,367
Net loss	(600,792)

Members’ deficit at December 31, 2005	$(551,425)

See accompanying notes to consolidated financial statements.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2005 (1)

Cash flows from operating activities:
Net loss	$(600,792)
Adjustments to reconcile net loss to net cash from operating activities:
Allocation of indirect Founders’ costs	49,367
Expenses funded by related party advances	76,032
Increase in accounts payable	475,393

Net cash from operating activities	—

Cash flows from investing activities:	—

Cash flows from financing activities:	—

Cash at beginning of year (2)	—

Cash at end of year (2)	$—

Noncash investing and financing activities:
Purchase of property, plant and equipment	$2,939,202
Deferred offering and financing costs	$1,288,861

(1)	The Company’s inception date was December 21, 2004. Costs incurred during the period from December 21, 2004 to December 31, 2004 were inconsequential, and separate presentation of the results for this period is not meaningful. Refer to basis of presentation in note 1(b).
(2)	As described in note 1, prior to February 6, 2006, all of the Company’s obligations were funded by certain related parties.

See accompanying notes to consolidated financial statements.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

(1) Nature of Business and Significant Accounting Policies

(a) Nature of Business

ASAlliances Biofuels, LLC (the Company), a Delaware limited liability company, formerly known as Demeter Enterprises LLC, was formed on December 21, 2004 (inception). The Company will produce ethanol and distillers grains, which is a co-product of ethanol production. From inception to December 31, 2005, substantially all of the operations of the Company relate to obtaining financing for and construction of its first three ethanol plants, located in Albion, Nebraska; Bloomingburg, Ohio; and Linden, Indiana.

Prior to the capitalization transaction that occurred on February 6, 2006 (refer to note 3), ASAH GP, LLC (ASAH) and its related entities (collectively, the Founders) paid for costs incurred on behalf of the Company. The Company’s liability for costs paid by ASAH and related entities on behalf of the Company is reflected as related party advances in the accompanying consolidated balance sheet.

The Company is considered a development-stage company because it has not commenced operations, hired the full complement of personnel to operate its proposed facilities, or generated revenue from its planned principal operations. As a development-stage company, the Company is dependent upon significant financing to provide the capital necessary to execute its business plan.

(b) Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include direct costs incurred by the Founders related to the activities of the Company. Such costs were incurred beginning in April 2005 and were reimbursed by the Company in February 2006. These consolidated financial statements also include an allocation of certain indirect costs incurred by the Founders, primarily, rent and other overhead, which were not reimbursed by the Company. These costs amounted to $49,367 for the year ended December 31, 2005. These amounts are considered capital contributions and are included in Founders’ contributions, a component of members’ equity. Management believes the amount allocated is reasonable and reflects indirect costs associated with the Company. The Founders did not incur direct costs related to the Company in 2004, and the indirect costs allocable to the Company in 2004 were inconsequential (approximately $10,000).

Principles of Consolidation

The consolidated financial statements include the financial statements of ASAlliances Biofuels, LLC and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Property, Plant and Equipment

Property, plant and equipment consists of construction in progress and is stated at cost. Depreciation will be computed using the straight-line method over the estimated useful lives of the respective assets beginning from the date the assets are placed in service.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant, and equipment, are

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2005

reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company has not recognized any impairments of long lived assets during the period from inception through December 31, 2005.

Asset Retirement Obligation

In accordance with SFAS No. 143, Accounting for Asset Retirement Obligations, and FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, asset retirement obligations are recognized, including conditional asset retirement obligations, if the legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation can be made. No asset retirement obligations were recognized as of December 31, 2005.

Deferred Offering and Financing Costs

Deferred offering and financing costs represents costs incurred that were directly attributable to the February 6, 2006 capitalization transaction, as discussed in note 6(a). Concurrent with the capitalization transaction, $964,025 of this balance was reclassified to debt issuance costs and $324,836 was reclassified to members’ equity as a reduction to the proceeds from issuance of the members’ interests.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes, and does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of its members. Therefore, no provision or liability for federal or state income taxes has been included in these consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In December 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised), Share-Based Payments, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based transactions. This statement, which is effective January 1, 2006, is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This statement will require measurement of the cost of employee services received in exchange for shared-based compensation based on the grant-date fair value of the award. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. As of December 31, 2005, no shared-based awards had been granted by the Company.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2005

In December 2004, the FASB issued FASB Statement No. 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this statement, such items will be recognized as current-period charges. In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the ethanol plants. This statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. The adoption of this Statement is not expected to have a significant effect on the Company’s financial statements.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. Statement 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for the Company for all accounting changes and any error corrections occurring after January 1, 2006.

(2) Related Party Transactions

As of December 31, 2005, the Company had related party advances in the amount of $1,364,021 for costs incurred on behalf of the Company which were paid by the Founders.

(3) Commitments and Contingencies

The Company’s operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdiction in which it operates. These laws require the Company to investigate and remediate the effects of the release or disposal of material at its locations. Accordingly, the Company has adopted practices and procedures in the areas of pollution control, occupational health, and the production, handling, storage, and use of hazardous materials to prevent environmental or other damage, and to limit the financial liability which could result from such events. Environmental liabilities are recorded when the Company’s liability is probable and the costs can be reasonably estimated. No such liabilities existed at December 31, 2005.

In 2005, the Company engaged a third party to identify potential investors in the Company. The Company agreed to pay the third party $963,750 contingent upon closing of the capitalization transaction. Such amount was paid at closing on February 6, 2006, and is reflected as a reduction to proceeds from the private placement in the June 30, 2006 unaudited condensed consolidated balance sheet.

(4) Risks, Uncertainties and Concentrations

The Company is dependent on Cargill for its corn supply, natural gas supply, and the purchase of all of the Company’s finished products. The Company believes other suppliers could provide similar raw materials on comparable terms, but a change in suppliers could increase delivery costs which would affect operating results adversely. The Company believes other customers could purchase the Company’s finished products, but a change in customers could affect operating results adversely. Additionally, the Company could experience material losses if Cargill were to default on payments which will be owed to the Company.

The Company is highly dependent upon Fagen and ICM to complete the construction and design of their ethanol plants in Linden, Indiana, Albion, Nebraska and Bloomingburg, Ohio. The Company has entered into

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2005

agreements with Fagen and ICM for the construction and design of these facilities. Any delay, default or non-performance by Fagen or ICM of their obligations could adversely affect the Company’s business and results of operations.

(5) Segment Information

The Company operates in one business segment, the production of ethanol and its co-products.

(6) Subsequent Events

(a) Capitalization

On February 6, 2006 the Company entered into a limited liability company agreement (LLC agreement) authorizing new classes of members’ units, and completed a private placement transaction of its A and B units. The members, consisting primarily of private equity groups, certain commercial partners, and the Company’s Founders, committed to contribute $95.2 million in exchange for their membership units. On February 6, 2006, class A unit members contributed approximately $30.1 million in cash in exchange for 276,699 class A units and class B unit members contributed approximately $6.7 million in exchange for 87,963 class B units. Additional class A and class B units will be issued with each subsequent capital call to fund the Company’s operations, which primarily relate to construction costs. Upon full funding of the committed capital amounts, the class A unit members will contribute in the aggregate $65.2 million and will receive a total of 600,006 class A units. The class B unit members will contribute in the aggregate $30.0 million and will receive a total of 255,994 class B units. The class C unit member, an affiliate of the Founders of the Company, was issued all of its 144,000 units.

Class A units have voting rights, receive a 10% preferred return and have priority over the other classes with respect to distributions. Class B units have voting rights and priority over the class C units with respect to distributions. Class C units do not have voting rights.

(b) Subordinated Notes

In connection with the February 6, 2006 capitalization transaction, certain class A unit members committed to purchase up to $62.5 million aggregate principal amount of subordinated notes from the Company. The notes bear interest at 17% and mature in February 2015. In connection with the commitment to purchase the subordinated notes, the purchasers received 40,000 class B units. The note purchase agreement relating to the subordinated notes contains certain restrictive covenants.

The Company did not receive proceeds from the subordinated notes on February 6, 2006. The Company will draw on the subordinated notes after the members have contributed all of their capital commitments.

The Company was not in compliance with certain covenant violations of the subordinated notes agreement. The covenant violations are substantially similar to those described below related to the Senior Credit Facility. The Company has obtained a waiver from the lenders waiving or extending the compliance date for noncompliance with these covenants.

(c) Senior Credit Facility

On February 6, 2006, the Company entered into a senior credit facility (“Senior Credit Facility”) with banks, institutional investors and other financial institutions for a maximum aggregate principal amount of $275 million.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2005

Borrowings under the Senior Credit Facility will be used for the development, engineering, construction and operation of the Linden, Albion and Bloomingburg plants in two tranches: tranche A for $175 million and tranche B for $100 million. Any amounts not utilized for the related plant may be used at the Company’s option for the other plants. The construction loans are available until the earlier of the completion of such plant or March 15, 2008.

Upon completion of each plant and full payment of all costs thereto and the satisfaction of certain other conditions, the construction loans may be converted into term loans. Amounts borrowed and repaid under the Senior Credit Facility may not be re-borrowed.

Tranche A loans under the Senior Credit Facility bear interest at the Company’s option at the administrative agent’s base rate (which is the higher of the federal funds effective rate and the administrative agent’s prime rate) plus 1.50% per annum or an eurodollar rate based on LIBOR plus 2.50% per annum and tranche B loans under the Senior Credit Facility bear interest at the Company’s option at the administrative agent base rate plus 3.50% per annum or LIBOR plus 4.50% per annum. Concurrent with entering into the Senior Credit Facility, the Company entered into an LIBOR interest rate swap. The notional amount of the swap increases with amounts borrowed under the agreement up to a maximum of 50% of the $275 million Senior Credit Facility. The Company will pay quarterly commitment fees of 0.50% per annum based on the average daily unused amount of the construction loan commitments under the Senior Credit Facility.

The obligations under the Senior Credit Facility are secured by the assets of the Company and a pledge of all of the equity interests in the Company’s subsidiaries.

The obligations under the Senior Credit Facility are senior in right of payment to the subordinated notes. In the event that the senior construction loans are not converted into term loans, they mature and are due and payable on March 15, 2008. If converted, the tranche A term loans would be payable in equal quarterly installments of principal of $2.6 million, and the tranche B term loans would be payable in equal quarterly installments of principal of $1.5 million, with accrued interest on the unpaid loans commencing with the date the construction loans are converted to term loans in accordance with the terms of the Senior Credit Facility and ending on the earlier of 78 months after the term loan conversion date and June 30, 2014.

The Senior Credit Facility contains various covenants that, among other restrictions, limit the Company’s ability and the ability of its subsidiaries to make distributions and pay dividends; incur indebtedness and swap and hedge obligations; grant or assume liens; make certain investments; change the nature of the Company’s business; issue equity interest in the borrowers not pledged to the lenders; and sell, transfer, assign or convey assets, or engage in certain mergers or acquisitions.

If Cargill is in default under its debt arrangements, the Company may be deemed to be in default under their Senior Credit Facility.

The Company did not satisfy conditions to funding in the Senior Credit Facility by the required dates related to (i) air permits for the Linden, Albion and Bloomingburg plants (ii) the commencement of work by the builder at the Albion and Linden plants prior to accepting the notice to proceed for the Albion design-build contract and the Linden design-build contract, (iii) the final work schedule for the Bloomingburg plant which had not yet been completed, and (iv) noncompliance with certain administrative representations, warranties and covenants, as noted below.

ASALLIANCES BIOFUELS, LLC

AND SUBSIDIARIES

(A Development-Stage Company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2005

In addition to the conditions set forth above, the Company did not fully comply with certain administrative representations, warranties and covenants, the waiver of which is being sought from the lenders. In particular, the Company (i) did not enter into two agreements for the Linden plant by the date required in the Senior Credit Facility, (ii) did not give prior notice to use certain subcontractors not listed in the design-build contracts (iii) did not deliver the financial statements and compliance certificate within 45 days of the end of the first fiscal quarter of 2006, (iv) did not provide copies of change orders and monthly progress reports with respect to the design-build contracts within the time periods required by the Senior Credit Facility, (v) did not provide certified copies of certain governmental approvals obtained since the closing date, and (vi) did not provide notice of events of default that may have arisen as the result of the above, along with a compliance plan, as required pursuant to the Senior Credit Facility.

The Company received waivers from the lenders that waive or extend the applicability of conditions to funding in the Senior Credit Facility for which the Company was not in compliance, and waive non-compliance or extend the compliance date with the administrative representations, warranties and covenants described above. The compliance date for certain of the conditions to borrowing was extended to November 2006. These conditions include providing permits, obtaining certain government approvals, and confirmation of no litigation against the Company. Management believes that the conditions to borrowing will be met by the extended compliance date.

(d) Contracts and Agreements

On February 6, 2006, the Company entered into a lump sum design-build contract with Fagen, Inc. for the construction and development of each of the ethanol plants. Pursuant to these agreements, the Company will pay Fagen, Inc. $96.3 million, subject to adjustment, for the construction of each of the three planned ethanol plants.

On February 6, 2006, the Company entered into various agreements with Cargill, Inc. and its affiliates, including a twenty-year corn supply agreement, a ten-year contract for the sale and purchase of natural gas, and a ten year contract to purchase and market all of the Company’s ethanol and DG production.

The Company and Cargill expect to amend their current goods and services agreements. The agreements with Cargill currently contain or will contain, when amended, termination rights that, under certain circumstances, allow either party to terminate the contracts. Cargill will have the right to terminate the agreements if the Company is in default with its obligations under the contracts including, among other items: failure to make payment within the contractual terms, committing fraud against Cargill, purchasing corn from non-Cargill parties in violation of the terms of the contracts and if a prohibited party, as defined by the agreements, acquires 30% or more ownership of the Company.

ASALLIANCES BIOFUELS, INC.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

Following are our unaudited pro forma financial statements as of and for the six months ended June 30, 2006 and for the year ended December 31, 2005. The pro forma financial information gives effect to our conversion from a limited liability company to a corporation and to the public offering of common stock and related transactions. The unaudited pro forma balance sheet assumes that these transactions occurred as of June 30, 2006, and the unaudited pro forma statements of operations assume these transactions occurred on January 1, 2005. The transaction adjustments are described in the accompanying notes to the unaudited pro forma financial statements.

The unaudited pro forma consolidated financial statements and accompanying notes should be read together with the related historical consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet and the pro forma consolidated statements of operations were derived by adjusting the historical consolidated financial statements of ASAlliances Biofuels, LLC and its subsidiaries. These adjustments are based on currently available information and certain estimates and assumptions and, therefore, the actual effects of the offering and other related transactions may differ from the effects reflected in the unaudited pro forma consolidated financial statements. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the offering and other related transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited consolidated pro forma financial statements.

The unaudited pro forma consolidated financial statements are not necessarily indicative of the consolidated financial condition or results of operations of ASAlliances Biofuels, Inc. had the offering and other related transactions actually been completed at the beginning of the period or as of the date specified. Moreover, the unaudited pro forma consolidated financial statements do not project consolidated financial position or results of operations of ASAlliances Biofuels, Inc. for any future period or at any future date.

ASALLIANCES BIOFUELS, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA BALANCE SHEET

June 30, 2006

	ASAlliances Biofuels, LLC	Conversion Adjustments		Offering Adjustments		Pro Forma
ASSETS
Cash and cash equivalents	$807,365	$		$	(n)	$
Restricted cash	5,416,071				(h)
Prepaid expenses	391,660

Total current assets	6,615,096

Property, plant, and equipment:
Land	2,737,143
Construction in progress	85,660,174
Restricted cash	4,738,929				(h)
Deferred offering and financing costs	376,207				(n)
Debt issuance costs, net	14,354,156				(o)
Interest rate swap	470,907
Other assets	11,845

Total assets	$114,964,457	$		$		$

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$35,483,027	$		$		$
Related party advances	—
Notes payable to related parties	—		(a)(b)		(j)(k)
Accrued liabilities	542,497				(n)
Deferred tax liability	—		(d)

Total current liabilities	36,025,524
Subordinated notes	2,656,650				(h)

Total liabilities	38,682,174

Members’ equity:
Class A units, 10% cumulative preferred return, voting, 600,006 units committed, 532,286 units issued at June 30, 2006	53,946,229		(a)		(f)(g)(n)
Class B units, voting, 255,994 units committed, 233,382 units issued at June 30, 2006	23,641,798		(b)
Class C units, nonvoting, 144,000 units committed and issued at June 30, 2006	—		(c)
Accumulated deficit	—		(d)(e)		(h)(i)(o)
Founders’ deficit	(1,305,744)

Total members’ (deficit) equity	76,282,283

Commitments and contingencies

Total liabilities and members’ equity	$114,964,457	$		$		$

See accompanying notes to unaudited pro forma financial statements.

ASALLIANCES BIOFUELS, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

Six months ended June 30, 2006

	ASAlliances Biofuels, LLC	Conversion Adjustments			Offering Adjustments			Pro Forma
Selling, general, and administrative expenses	$6,385,786	$			$			$

Loss from operations	(6,385,786)

Other income (expense):
Interest expense	(1,176,917)					(h)
Interest income	192,112
Unrealized gain on interest rate swap	470,907

	(513,898)

Income taxes	—		(e	)		(l	)

Net loss	$(6,899,684)	$			$			$

Pro Forma (loss) per unit	$	(m)

Pro Forma units outstanding		(m)

See accompanying notes to unaudited pro forma financial statements.

ASALLIANCES BIOFUELS, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2005

	ASAlliances Biofuels, LLC	Capitalization Adjustments			Offering Adjustments			Pro Forma
Selling, general, and administrative expenses	$600,792	$			$			$

Loss from operations	(600,792)
Income taxes	—		(e	)		(e	)

Net loss	$(600,792)	$			$			$

Pro Forma (loss) per unit	$	(m)

Pro Forma units outstanding		(m)

See accompanying notes to pro forma financial statements.

ASALLIANCES BIOFUELS, INC.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Pro Forma Adjustments

The unaudited pro forma financial statements reflect the following transactions:

•	our conversion from a limited liability company to a corporation at the closing of the offering;

•	our public offering of shares of common stock at an assumed initial public offering price of $ per share resulting in aggregate gross proceeds to us of $ million; and

•	the payment of underwriting fees and commissions, and other fees and expenses associated with the offering, expected to be approximately $ million.

Conversion to a Corporation

(a)	To reflect the conversion of the class A units into a total of shares of common stock and promissory notes in the aggregate principal amount of $ .

(b)	To reflect the conversion of the class B units into a total of shares of common stock and promissory notes in the aggregate principal amount of $ .

(c)	To reflect the conversion of the class C units into a total of shares of common stock.

(d)	To reflect the deferred tax liability on the assets and liabilities associated with book and tax basis differences upon conversion to a taxable entity.

(e)	To record a provision for income taxes at the statutory tax rate of %.

The Offering

(f)	To reflect the proceeds of $ million from the issuance and sale of shares of common stock at the assumed initial offering price of $ per share.

(g)	To reflect the payment of underwriters’ discounts and commissions of $ million and estimated offering expenses of $ million.

(h)	To reflect the redemption of $ million in outstanding subordinated notes with the proceeds of this offering, including prepayment penalties of $ million and to eliminate interest expense on the subordinated notes.

(i)	To reflect the payment of $ million from the proceeds of this offering to certain of our stockholders in connection with the termination of an agreement to pay management fees and development fees.

(j)	To reflect the repayment of $ million in outstanding bridge notes with the proceeds of this offering and to eliminate interest expense on the bridge notes.

(k)	To reflect the repayment of $ in outstanding indebtedness issued to the holders of our class A units and class B units in the conversion from the net proceeds of this offering.

(l)	To reflect the income tax provision related to adjustment (h) at the statutory tax rate of %.

(m)	Diluted shares include the pro forma common stock equivalents related to awards made under our 2006 Long-Term Incentive Plan at the closing of this offering.

(n)	To record the funding of payments for offering costs paid prior to completion of the offering.

(o)	To record the write-off of debt issuance costs associated with the subordinated debt.

Until                                  (25 days after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq filing fee, the amounts set forth below are estimates.

SEC registration fee		$32,100
NASD filing fee		30,500
Nasdaq filing fee		*
Legal fees and expenses		*
Blue sky fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Officers and Directors.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision shall not eliminate or limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under section 174 of the Delaware General Corporation Law (the “DGCL”) for unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our certificate of incorporation will provide that, to the fullest extent of Delaware law, none of our directors will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if: (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if the person is found liable to the corporation unless, in such a case, the

Delaware Court of Chancery determines the person is nonetheless entitled to indemnification for such expenses. A corporation must also indemnify a present or former director or officer that has been successful on the merits or otherwise in defense of any of the aforementioned proceedings, or in defense of any claim, issue or matter therein, against expenses, including attorneys’ fees, actually and reasonably incurred by him or her. Expenses, including attorneys’ fees, incurred by a director or officer, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and the advancement of expenses is not exclusive of any other rights a person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Under the DGCL, the termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that a person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Our certificate of incorporation and bylaws will authorize indemnification of any person entitled to indemnity under law to the full extent permitted by law.

Delaware law also provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against any liability asserted against and incurred by such person, whether or not the corporation would have the power to indemnify such person against such liability. We will maintain, at our expense, an insurance policy that insures our officers and directors, subject to customary exclusions and deductions, against specified liabilities that may be incurred in those capacities.

Item 15.	Recent Sales of Unregistered Securities

ASAlliances Biofuels, LLC was formed on December 21, 2004. Since the date of our formation, we have issued the following securities that were not registered under the Securities Act:

(1) On February 7, 2006, we issued an aggregate of 276,699 Class A membership units to the following persons:

(a) 178,734 Class A membership units to ACSAB, LLC for an aggregate purchase price of $19,434,160;

(b) 39,079 Class A membership units to USRG ASA, LLC for an aggregate purchase price of $4,249,188;

(c) 40,491.20 Class A membership units to Laminar Direct Capital L.P. for an aggregate purchase price of $4,402,684; and

(d) 18,394 Class A membership units to Midwest First Financial, Inc. for an aggregate purchase price of $2,000,000.

(2) On February 7, 2006, we issued an aggregate of 87,964 Class B membership units to the following persons:

(a) 44,766 Class B membership units to Cargill Biofuels Investments, LLC for an aggregate purchase price of $6,217,663;

(b) 3,198 Class B membership units to ASAlliances Holdings, LP for an aggregate purchase price of $444,119;

(c) 26,667 Class B membership units to American Capital Strategies, Ltd. for no monetary consideration;

(d) 3,200 Class B membership units to USRG ASA, LLC for no monetary consideration; and

(e) 10,133 Class B membership units to Laminar Direct Capital L.P. for no monetary consideration.

(3) On February 7, 2006, we issued an aggregate of 144,000 Class C membership units to ASAlliances Holdings, LP for no monetary consideration.

(4) On February 28, 2006, we issued an aggregate of 36,731 Class A membership units to the following persons:

(a) 25,415 Class A membership units to ACSAB, LLC for an aggregate purchase price of $2,763,389;

(b) 5,558 Class A membership units to USRG ASA, LLC for an aggregate purchase price of $604,380; and

(c) 5,758 Class A membership units to Laminar Direct Capital L.P. for an aggregate purchase price of $626,061.

(5) On February 28, 2006, we issued an aggregate of 6,821 Class B membership units to the following persons:

(a) 6,366 Class B membership units to Cargill Biofuels Investments, LLC for an aggregate purchase price of $884,151; and

(b) 455 Class B membership units to ASAlliances Holdings, L.P. for an aggregate purchase price of $63,154.

(6) On March 31, 2006, we issued an aggregate of 184,197 Class A membership units to the following persons:

(a) 127,449 Class A membership units to ACSAB, LLC for an aggregate purchase price of $13,857,788;

(b) 27,874 Class A membership units to USRG ASA, LLC for an aggregate purchase price of $3,030,834; and

(c) 28,874 Class A membership units to Laminar Direct Capital L.P. for an aggregate purchase price of $3,139,559.

(7) On March 31, 2006, we issued an aggregate of 34,203 Class B membership units to the following persons:

(a) 31,923 Class B membership units to Cargill Biofuels Investments, LLC for an aggregate purchase price of $4,433,823; and

(b) 2,280 Class B membership units to ASAlliances Holdings, L.P. for an aggregate purchase price of $316,702.

(8) On May 10, 2006, we issued an aggregate of 28,390 Class A membership units to the following persons:

(a) 19,644 Class A membership units to ACSAB, LLC for an aggregate purchase price of $2,135,417;

(b) 4,296 Class A membership units to USRG ASA, LLC for an aggregate purchase price of $467,155; and

(c) 4,450 Class A membership units to Laminar Direct Capital L.P. for an aggregate purchase price of $483,913.

(9) On May 10, 2006, we issued an aggregate of 30,076 Class B membership units to the following persons:

(a) 24,805 Class B membership units to FDC Ethanol, LLC for an aggregate purchase price of $3,445,174;

(b) 4,920 Class B membership units to Cargill Biofuels Investments, LLC for an aggregate purchase price of $683,403; and

(c) 351 Class B membership units to ASAlliances Holdings, L.P. for an aggregate purchase price of $48,814.

(10) On June 9, 2006, we issued an aggregate of 6,269 Class A membership units to the following persons:

(a) 4,328 Class A membership units to ACSAB, Inc. for an aggregate purchase price of $471,592;

(b) 959 Class A membership units to USRG ASA, LLC for an aggregate purchase price of $103,142; and

(c) 983 Class A membership units to Laminar Direct Capital L.P. for an aggregate purchase price of $106,842.

(11) On June 9, 2006, we issued an aggregate of 74,318 Class B membership units to the following persons:

(a) 18,478 Class B membership units to FDC Ethanol, LLC for an aggregate purchase price of $2,566,493;

(b) 1,086 Class B membership units to Cargill Biofuels Investments, LLC for an aggregate purchase price of $150,887;

(c) 53,999 Class B membership units to USRG ASA, LLC for an aggregate purchase price of $7,500,000; and

(d) 755 Class B membership units to ASAlliances Holdings, L.P. for an aggregate purchase price of $104,840.

(12) On July 10, 2006, we issued an aggregate of 6,668 Class B membership units to FDC Ethanol, LLC for an aggregate purchase price of $926,073.

(13) On August 10, 2006, we issued an aggregate of 3,250 Class B membership units to FDC Ethanol, LLC for an aggregate purchase price of $451,461.

(14) On September 8, 2006, we issued an aggregate of 14,206 Class A membership units to the following persons:

(a) 9,829 Class A membership units to ACSAB, LLC for an aggregate purchase price of $1,068,746;

(b) 2,227 Class A membership units to Laminar Direct Capital L.P. for an aggregate purchase price of $242,130; and

(c) 2,150 Class A membership units to USRG ASA, LLC for an aggregate purchase price of $233,745.

(15) On September 8, 2006, we issued an aggregate of 3,421 Class B membership units to the following persons:

(a) 798 Class B membership units to FDC Ethanol, LLC for an aggregate purchase price of $110,798;

(b) 2,462 Class B membership units to Cargill Biofuels Investments, LLC for an aggregate purchase price of $341,947; and

(c) 161 Class B membership units to ASAlliances Holdings, L.P. for an aggregate purchase price of $22,371.

Each of the transactions above was exempt from registration under the Securities Act by virtue of Section 4(2) thereof as a transaction not involving a public offering.

Prior to the closing of the offering, we will convert from a Delaware limited liability company into a Delaware corporation. At the time of the Conversion, each of our outstanding membership interests will be automatically converted into a total of             shares of common stock. The issuance of common stock to our members in the Conversion will be exempt from registration under the Securities Act by virtue of the exemption provided under Section 3(a)(9) thereof as the common stock will be exchanged by us with our existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. The issuance of common stock will also be exempt from registration under the Securities Act by virtue of Section 4(2) thereof as a transaction not involving a public offering.

Item 16.	Exhibits and Financial Statement Schedules

(A) Exhibits:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

2.1*	Plan of Conversion.

3.1*	Form of Certificate of Incorporation.

3.2*	Form of Bylaws.

3.3	Limited Liability Company Agreement of ASAlliances Biofuels, LLC.

3.4	First Amendment to Limited Liability Company Agreement of ASAlliances Biofuels, LLC.

4.1*	Form of specimen common stock certificate.

4.2	Credit Agreement dated February 6, 2006, by and among ASA OPCO Holdings, LLC, ASA Albion, LLC, ASA Bloomingburg, LLC, ASA Linden, LLC, WestLB AG, New York Branch, as Administrative Agent and the Lenders referred to therein.

4.3	Note and Equity Purchase Agreement dated February 6, 2006, by and among ASAlliances Biofuels, LLC, American Capital Financial Services, Inc., as Agent, and the Purchasers identified therein.

4.4*	Bridge Note Purchase and Security Agreement dated September 15, 2006, by and among ASAlliances Biofuels, LLC, American Capital Financial Services, Inc., as Agent, and the Purchasers identified therein.

4.5*	Form of Rights Agreement between the Company and , as rights agent.

4.6*	Form of Certificate of Designations of Series A Junior Participating Preferred Stock.

5.1*	Opinion of Baker Botts L.L.P. regarding validity of securities being issued.

10.1	Employment Agreement dated effective August 29, 2006, by and between the Company and Thomas L. Manuel.

10.2	Employment Agreement dated effective August 21, 2006, by and between the Company and George P. Schaefer.

10.3	Employment Agreement dated effective June 20, 2006, by and between the Company and Joel A. Stone.

10.4*	2006 Long-Term Incentive Plan.

10.5*	Form of Stock Option Agreement.

10.6*	Registration Rights Agreement between ASAlliances Biofuels, LLC and the holders listed on the signature page thereto.

10.7	Form of Master Agreement with Cargill, Incorporated and Cargill Commodity Services, Inc. for the Linden, Albion and Bloomingburg facilities.

10.8	Form of Ethanol Marketing Agreement with Cargill, Incorporated for the Linden, Albion and Bloomingburg facilities.

10.9#	Form of Corn Supply Agreement with Cargill, Incorporated for the Linden, Albion and Bloomingburg facilities.

Exhibit Number	Description

10.10	Form of Distillers Grains Marketing Agreement with Cargill, Incorporated for the Linden, Albion and Bloomingburg facilities.

10.11	Form of Base Contract for Sale and Purchase of Natural Gas with Cargill, Incorporated for the Linden, Albion and Bloomingburg facilities.

10.12#	Form of Special Provisions to Base Contract for Sale and Purchase of Natural Gas with Cargill, Incorporated for the Linden, Albion and Bloomingburg facilities.

10.13#	Form of Gas Risk Management Agreement with Cargill Commodity Services, Inc. d/b/a Cargill Direct for the Linden, Albion and Bloomingburg facilities.

10.14#	Form of Cargill Direct Corn Futures Advisory Agreement with Cargill Commodity Services, Inc. d/b/a Cargill Direct for the Linden, Albion and Bloomingburg facilities.

10.15	Form of Non-Compete Agreement with Cargill, Incorporated.

10.16#	Form of Lump-Sum Design-Build Agreement with Fagen, Inc.

10.17	Form of Phase I and Phase II Engineering Services Agreement with Fagen Engineering, LLC.

10.18	Form of ICM License Agreement with ICM, Inc.

10.19	Form of Plant Operations Agreement with United Bio Energy Management, LLC.

21.1	List of subsidiaries.

23.1	Consent of KPMG LLP.

23.2*	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).

24.1	Powers of Attorney (included on the signature page of this registration statement).

*	To be filed by amendment
#	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of this exhibit. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

(B) Financial Statement Schedules:

Financial statement schedules are omitted because they are not required or the required information is shown in our consolidated financial statements or the notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on September 15, 2006.

ASALLIANCES BIOFUELS, LLC

By:	/s/ THOMAS L. MANUEL
Thomas L. Manuel President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas L. Manuel and George P. Schaefer, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his name place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, any registration statement for the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933 and any and all amendments (including post-effective amendments) thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on September 15, 2006.

Signature	Title

/s/ THOMAS L. MANUEL Thomas L. Manuel	President and Chief Executive Officer (Principal Executive Officer)

/s/ GEORGE P. SCHAEFER George P. Schaefer	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ STEVEN H. DURHAM Steven H. Durham	Manager

/s/ KEVIN W. KUYKENDALL Kevin W. Kuykendall	Manager

/s/ TONY LENT Tony Lent	Manager

/s/ TODD A. OVERBERGEN Todd A. Overbergen	Manager

Index to exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

2.1*	Plan of Conversion.

3.1*	Form of Certificate of Incorporation.

3.2*	Form of Bylaws.

3.3	Limited Liability Company Agreement of ASAlliances Biofuels, LLC.

3.4	First Amendment to Limited Liability Company Agreement of ASAlliances Biofuels, LLC.

4.1*	Form of specimen common stock certificate.

4.2	Credit Agreement dated February 6, 2006, by and among ASA OPCO Holdings, LLC, ASA Albion, LLC, ASA Bloomingburg, LLC, ASA Linden, LLC, WestLB AG, New York Branch, as Administrative Agent and the Lenders referred to therein.

4.3	Note and Equity Purchase Agreement dated February 6, 2006, by and among ASAlliances Biofuels, LLC, American Capital Financial Services, Inc., as Agent, and the Purchasers identified therein.

4.4*	Bridge Note Purchase and Security Agreement dated September 15, 2006, by and among ASAlliances Biofuels, LLC, American Capital Financial Services, Inc., as Agent, and the Purchasers identified therein.

4.5*	Form of Rights Agreement between the Company and , as rights agent.

4.6*	Form of Certificate of Designations of Series A Junior Participating Preferred Stock.

5.1*	Opinion of Baker Botts L.L.P. regarding validity of securities being issued.

10.1	Employment Agreement dated effective August 29, 2006, by and between the Company and Thomas L. Manuel.

10.2	Employment Agreement dated effective August 21, 2006, by and between the Company and George P. Schaefer.

10.3	Employment Agreement dated effective June 20, 2006, by and between the Company and Joel A. Stone.

10.4*	2006 Long-Term Incentive Plan.

10.5*	Form of Stock Option Agreement.

10.6*	Registration Rights Agreement between ASAlliances Biofuels, LLC and the holders listed on the signature page thereto.

10.7	Form of Master Agreement with Cargill, Incorporated and Cargill Commodity Services, Inc. for the Linden, Albion and Bloomingburg facilities.

10.8	Form of Ethanol Marketing Agreement with Cargill, Incorporated for the Linden, Albion and Bloomingburg facilities.

10.9#	Form of Corn Supply Agreement with Cargill, Incorporated for the Linden, Albion and Bloomingburg facilities.

10.10	Form of Distillers Grains Marketing Agreement with Cargill, Incorporated for the Linden, Albion and Bloomingburg facilities.

10.11	Form of Base Contract for Sale and Purchase of Natural Gas with Cargill, Incorporated for the Linden, Albion and Bloomingburg facilities.

Exhibit Number	Description

10.12#	Form of Special Provisions to Base Contract for Sale and Purchase of Natural Gas with Cargill, Incorporated for the Linden, Albion and Bloomingburg facilities.

10.13#	Form of Gas Risk Management Agreement with Cargill Commodity Services, Inc. d/b/a Cargill Direct for the Linden, Albion and Bloomingburg facilities.

10.14#	Form of Cargill Direct Corn Futures Advisory Agreement with Cargill Commodity Services, Inc. d/b/a Cargill Direct for the Linden, Albion and Bloomingburg facilities.

10.15	Form of Non-Compete Agreement with Cargill, Incorporated.

10.16#	Form of Lump-Sum Design-Build Agreement with Fagen, Inc.

10.17	Form of Phase I and Phase II Engineering Services Agreement with Fagen Engineering, LLC.

10.18	Form of ICM License Agreement with ICM, Inc.

10.19	Form of Plant Operations Agreement with United Bio Energy Management, LLC.

21.1	List of subsidiaries.

23.1	Consent of KPMG LLP.

23.2*	Consent of Baker Botts L.L.P. (included in Exhibit 5.1).

24.1	Powers of Attorney (included on the signature page of this registration statement).

*	To be filed by amendment
#	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of this exhibit. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.